Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

ASCENA RETAIL GROUP, INC.,

EACH OF THE SUBSIDIARIES OF ASCENA RETAIL GROUP, INC.

LISTED ON SCHEDULE I

AND

PREMIUM APPAREL LLC

DATED AS OF NOVEMBER 26, 2020

i

SCHEDULES

Schedule I	Other Selling Entities

Schedule 1.1(a)	Acquired Subsidiaries
Schedule 1.1(b)	Example of Calculation of Closing Net Working Capital Amount
Schedule 1.1(c)	Excluded Insurance Policies
Schedule 1.1(d)	Permitted Encumbrances
Schedule 1.1(e)	Specified Contracts
Schedule 2.1(e)	Assumed Employment Agreements
Schedule 2.1(k)	Owned Real Property
Schedule 2.2(m)	Other Excluded Assets
Schedule 2.3(i)(iii)	Assumed Incentive Arrangements
Schedule 2.4(h)	Certain Actions
Schedule 2.4(m)	Certain Excluded Contracts
Schedule 7.11	Letters of Credit, Utility Bonds and Other Indebtedness
Schedule 7.23	Restructuring Transactions

Seller Disclosure Schedule

Schedule 5.2	Subsidiaries
Schedule 5.4	No Violations; Consents
Schedule 5.5	Legal Proceedings
Schedule 5.6	Compliance with Laws
Schedule 5.7	Financial Statements
Schedule 5.8	Benefit Plans
Schedule 5.9	Contracts
Schedule 5.10	Intellectual Property
Schedule 5.11	Taxes
Schedule 5.12	Insurance
Schedule 5.13	Real Property
Schedule 5.14	Environmental Matters
Schedule 5.15	Permits
Schedule 5.18	Products
Schedule 5.20	Brokers

EXHIBITS

Exhibit A	Form of Assumption Agreement
Exhibit B	[Reserved]
Exhibit C	Form of Bill of Sale and Assignment Agreement
Exhibit D	Form of Intellectual Property Assignment Agreement
Exhibit E	[Reserved]
Exhibit F	Escrow Agreement
Exhibit G	Form of Sale Order

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of November 26, 2020, by and among Ascena Retail Group, Inc., a Delaware corporation (the “Seller”), and each of the subsidiaries of the Seller listed on Schedule I (together with the Seller, the “Selling Entities”), and Premium Apparel LLC, a Delaware limited liability company (the “Buyer”). Each of the Selling Entities and the Buyer are referred to herein as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, the Selling Entities have filed Chapter 11 bankruptcy petitions pursuant to the Bankruptcy Code in the Bankruptcy Court; and

WHEREAS, the Buyer desires to purchase from the Selling Entities, directly and/or, in the Buyer’s sole discretion, through one or more Buyer Designees, and the Selling Entities desire to sell to the Buyer and/or such Buyer Designees, substantially all of the Selling Entities’ assets, and the Buyer desires to assume from the Selling Entities, directly and/or, in the Buyer’s sole discretion, through one or more Buyer Designees, certain specified liabilities, in each case pursuant to the terms and subject to the conditions set forth herein, and further subject to any Orders in the Bankruptcy Case.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

Section 1.1      Definitions. A defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined. As used in this Agreement, the following terms have the meanings specified below:

“Accounts Receivable” means, to the extent related to the Business, any and all (i) accounts receivable, notes receivable (including the note receivable from the City of Duluth, MN related to the Owned Real Property in Duluth, MN) and other amounts receivable owed to the Selling Entities (whether current or non-current), together with all security or collateral therefor and any interest or unpaid financing charges accrued thereon, including all Actions pertaining to the collection of amounts payable, or that may become payable, to the Selling Entities with respect to products sold or services performed on or prior to the Closing Date, (ii) construction allowances and other amounts due from landlords (including in respect of prior overcharges and insurance recoveries), (iii) license and royalty receivables, (iv) rebate receivables from suppliers, (v) insurance claims receivables (other than claims receivable under the Excluded Insurance Policies), and (vi) other amounts due to the Selling Entities which the Selling Entities have historically classified as accounts receivable in the consolidated balance sheet of the Seller.

“Acquired Subsidiaries” means the direct and indirect Subsidiaries of the Seller listed or described on Schedule 1.1(a).

“Action” means any claim, as defined in the Bankruptcy Code, action, complaint, suit, litigation, arbitration, appeal, petition, inquiry, hearing, Legal Proceeding, investigation or other legal dispute, whether civil, criminal, administrative or otherwise, at law or in equity, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” (and any similar term) means the power of one or more Persons to direct, or cause the direction of, the affairs of another Person by reason of ownership of voting stock or by contract or otherwise.

“Alternative Transaction” means any transaction (or series of transactions) with a Person or Persons other than Buyer or an Affiliate of the Buyer pursuant to which any one or more of the Selling Entities sells, transfers, or otherwise disposes of, whether directly or indirectly, through a sale, merger, acquisition, issuance, financing, recapitalization, reorganization, liquidation, disposition or otherwise (including any such transaction by way of a credit bid or by any creditor of any of the Selling Entities, involving, in whole or in part, any of the Selling Entities and any of their existing security holders or creditors), all or any material portion of the Business or all or any material portion of the assets of the Business (it being agreed that, for purposes hereof, “any material portion” shall mean any portion of the Premium business (comprising Ann Taylor, LOFT, and Lou & Grey), the Lane Bryant business, or any of the Owned Real Property); provided that the foregoing shall not include sales of inventory in the ordinary course of business.

“Assumption Agreement” means one or more Assumption and Assignment Agreements to be executed and delivered by the Buyer or one or more Buyer Designees, and the Selling Entities at the Closing, substantially in the form of Exhibit A.

“Audited Financial Statements” means the consolidated financial statements of the Seller contained in the Annual Report on Form 10-K for the fiscal year ended August 3, 2019, filed by the Seller with the SEC.

“Bankruptcy Case” means the cases commenced under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court by the Selling Entities.

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the Eastern District of Virginia (Richmond Division) or such other court having competent jurisdiction over the Bankruptcy Case.

“Bill of Sale” means one or more Bill of Sale and Assignment Agreements to be executed and delivered by the Selling Entities to the Buyer or one or more Buyer Designees at the Closing, substantially in the form of Exhibit C.

“Business” means, collectively, the business conducted by the Seller, the Selling Entities and the Acquired Subsidiaries as generally described in the Seller SEC Reports, which for purposes of this Agreement comprises the Premium business (Ann Taylor, LOFT, and Lou & Grey), the Lane Bryant business and the ownership and operation of the Owned Real Property and the Acquired Subsidiaries (including, for the avoidance of doubt, the equity interest in the Maurices’ joint venture set forth on Schedule 1.1(a)). For the avoidance of doubt, the Business does not include the Divested Businesses.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Buyer Designee” means one or more Affiliates of Buyer designated by the Buyer in writing to the Seller prior to the Closing; provided that no such designation would materially delay the Closing or the consummation of the Plan or materially and adversely affect the receipt of any regulatory approval or Order of the Bankruptcy Court and any such designation shall be made by Buyer by way of a written notice to be delivered to Seller in no event later than two Business Days prior to Closing, which written notice shall (i) indicate which Purchased Assets, Assumed Liabilities and/or employees, as the case may be, Buyer intends such Buyer Designee(s) to purchase, assume and/or employ, as applicable, hereunder and (ii) provide that Buyer shall act as such Buyer Designees’ agent for all purposes hereunder; provided further that no such designation shall relieve Buyer of any of its obligations or Liabilities hereunder, except to the extent actually performed or assumed by such Buyer Designee.

“Buyer Expense Reimbursement” means the sum of the aggregate amount of the Buyer’s reasonable documented out-of-pocket expenses (including expenses of outside counsel, accountants and financial advisors) incurred by the Buyer in connection with the Buyer’s evaluation, consideration and negotiation of a possible transaction with the Selling Entities and in connection with the transactions contemplated hereby, up to a maximum amount of five million four hundred thousand dollars ($5,400,000), to the extent not previously paid by any of the Selling Entities to or at the direction of Buyer or any of its Affiliates.

“Cash” of any Person means, as of any time, all cash, cash equivalents, certificates of deposit, time deposits, marketable securities, negotiable instruments and short-term investments of such Person determined in accordance with the Accounting Principles. For the avoidance of doubt, Cash shall exclude Store Cash.

“Claim” shall have the meaning set forth in Section 101(5) of the Bankruptcy Code.

“Closing Net Working Capital Amount” means the aggregate dollar value of (i) all assets of the Selling Entities and the Acquired Subsidiaries, in each case, of the type reflected in the categories specifically set forth on Schedule 1.1(b), minus (ii) all liabilities of the Selling Entities and the Acquired Subsidiaries, in each case, of the type reflected in the categories specifically set forth on Schedule 1.1(b), including the liabilities assumed under Section 2.3(b), (h), (i)(i), (j), (k), (l)(ii) and (m), and all real property, personal property and other ad valorem Tax liabilities and other similar Tax liabilities attributable to the Pre-Closing Tax Period with respect to the Business or the Purchased Assets, in each case, as determined in accordance with (and without duplication of any obligation created by) Section 7.8, in each case, as adjusted in the manner specifically set forth on Schedule 1.1(b) and determined with effect as of immediately prior to the Closing in accordance with the Accounting Principles and without giving effect to the transactions occurring at Closing. Schedule 1.1(b) also includes the Deadband Exceptions indicated thereon, namely, prepaid insurance items and the prepaid rent items, and 50% of Transfer Taxes, which shall be determined as specifically set forth on Schedule 1.1(b) and determined with effect as of the Closing in accordance with the Accounting Principles after giving effect to the transactions occurring at Closing.  An example of the calculation and methodologies applicable to the determination of the Closing Net Working Capital Amount as if the Closing had occurred on October 3, 2020 is set forth (for illustrative purposes only) on Schedule 1.1(b) hereto.  For the avoidance of doubt, with respect to any obligations with respect to current or former employees, such obligations shall include the employer portion of all payroll Taxes with respect thereto. For the avoidance of doubt, no asset shall be included in the Closing Net Working Capital Amount or Deadband Exceptions that is not a Purchased Asset and no liability shall be included in the Closing Net Working Capital Amount or Deadband Exceptions that is not an Assumed Liability (or a liability for which Buyer or its Subsidiaries will be liable after the Closing or pursuant to Section 7.8).

“Closing Deadband Exceptions” means the aggregate net amount of the Deadband Exceptions as of the Closing.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Acquired Subsidiaries as of immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement by and between Sycamore Partners Management, L.P. and the Seller, dated July 28, 2020.

“Consent” means any approval, consent, ratification, permission, waiver or authorization, or an order of the Bankruptcy Court that deems, or renders unnecessary, the same.

“Consumer Liabilities” means all Liabilities of the Selling Entities, to the extent related to the Business, with respect to returns of goods or merchandise, store or customer credits, gift cards and certificates, customer prepayments and overpayments, customer loyalty obligations or programs, customer refunds, warranty obligations with respect to goods or merchandise or returns of goods sold by licensees.

“Contract” means any lease, contract, deed, mortgage, license or other legally enforceable agreement or instrument.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction or furlough, social distancing, shut down, closure, sequester or any other Law, rule, regulation, order, judgment, decree, Action, directive or guidelines, in each case which is legally binding and enforced and/or promulgated by any Governmental Authority in connection with or in response to COVID-19, including the applicable portions of the Coronavirus Aid, Relief, and Economic Security Act.

“Credit Card Receivables” means, to the extent related to the Business, any and all (i) credit card receivables and similar receivables (whether current or non-current and whether on account of a private label credit card agreement or otherwise), together with all security, deposits, collateral and holdbacks therefor and any interest or unpaid financing charges accrued thereon, including all Actions pertaining to the collection of amounts payable, or that may become payable, to the Selling Entities with respect to products sold or services performed on or prior to the Closing Date, and (ii) other amounts due to the Selling Entities which the Selling Entities have historically classified as credit card receivables or assets related thereto in the consolidated balance sheet of the Seller.

“Current Employees” means all employees of the Selling Entities, to the extent their duties are primarily related to the Business (and not the Divested Businesses) or the central corporate function of the Selling Entities (e.g., senior management and executive officers (to the extent that such executive officers are employees), human resources, legal, treasury, etc.), employed as of the Closing Date, whether active or if on authorized leave of absence (including maternity and paternity leave, sick leave, short-term disability, long-term disability, or military leave), to the extent those on authorized leave of absence return to active employment immediately following such absence and within six (6) months of the Closing Date, or such later date as required under applicable Laws.

“Customer Data” means personally identifiable information pertaining to current or former customers of the Business in the possession or control of any Selling Entities.

“Deadband Exceptions” means an aggregate amount equal to (i) the sum of the prepaid insurance items and the prepaid rent items (and only those items) listed as “Deadband Exceptions” on Schedule 1.1(b) minus (ii) 50% of Transfer Taxes (determined pursuant to Section 7.8(a)) (and, for the avoidance of doubt, the Deadband Exceptions may be a positive or a negative number).

“Deed” means a quit claim warranty deed, or local equivalent, in a form reasonably satisfactory to the Buyer and the Seller, made in favor of one or more of the Buyer Designees (it being agreed that (i) it shall be unreasonable for the Buyer to object to the form of such deed so long as such deed delivers title to the Owned Real Property free and clear of Encumbrances (other than Permitted Encumbrances) and permits the Buyer to obtain a title insurance policy and (ii) if Buyer is not able to obtain a title insurance policy with respect to any Owned Real Property free and clear of Encumbrances (other than Permitted Encumbrances) due to the use of a quit claim deed, the Deed shall be a special warranty deed or local equivalent).

“Designation Deadline” means (i) 5:00 p.m. (New York time) on February 18, 2021 with respect to the Real Property Leases, and (ii) 5:00 p.m. (New York time) on February 18, 2021 with respect to Non-Real Property Contracts (other than the Assumed Employment Agreements), including the Specified Contracts.

“DIP Facilities” means, collectively, the DIP ABL Facility and the DIP Term Facility, as each such term is defined in the Plan.

“Divested Businesses” means, collectively, the following businesses as currently or formerly conducted by the Seller, the Selling Entities and the Acquired Subsidiaries as generally described in the Seller SEC Reports, which for purposes of this Agreement comprises Dressbarn, Maurices’, Catherines, Justice and Fashion Bug (excluding, for the avoidance of doubt, the equity interest in the Maurices’ joint venture set forth on Schedule 1.1(a)).

“Encumbrances” means any charge, lien (statutory or otherwise), mortgage, lease, hypothecation, encumbrance, pledge, security interest, option, right of use, first offer or first refusal, easement, servitude, restrictive covenant, encroachment or similar restriction.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any other Person (whether or not incorporated) that, together with such Person, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Excluded Insurance Policies” means those director and officer, fiduciary, and other insurance policies, if any, listed on Schedule 1.1(c). Each other insurance policy maintained by or on behalf of any Selling Entity shall not be an Excluded Insurance Policy (including any workers’ compensation, employment practices, general liability/products, auto liability, property, casualty, cyber policy or crime, terrorism, and strikes, riots & civil commotion (SRCC)), and each such other insurance policy shall be a Purchased Asset, to the extent transferable, and subject to the covenant set forth in Section 7.16(c).

“Existing Term Lenders” means the existing secured term lenders of the Selling Entities as of the date hereof.

“Final Order” means an Order of the Bankruptcy Court as to which the time to file an appeal, a motion for rehearing or reconsideration or a petition for writ of certiorari has expired and no such appeal, motion or petition is pending.

“Former Employees” means all individuals who have been employed by the Selling Entities (or any of their predecessors) who are not Current Employees.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, municipal, state, provincial, local or foreign governmental, administrative or regulatory authority, department, agency, commission or body (including any court or similar tribunal).

“Governmental Authorization” means any permit, license, certificate, approval, consent, permission, clearance, designation, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Indebtedness” of any Person means, as of any time, without duplication, (i) the outstanding principal amount of and accrued and unpaid interest (only to the extent in a liability position) in respect of (A) indebtedness of such Person for borrowed money, (B) indebtedness of such Person evidenced by notes, debentures, bonds or other similar instruments and (C) indebtedness of such Person evidenced by letters of credit, banker’s acceptances, bank guarantees, performance and surety bonds or similar credit instruments (in each case, solely to the extent drawn), (ii) all capitalized lease obligations that are required to be classified as a balance sheet liability of such Person in accordance with GAAP, (iii) the obligations of such Person (calculated at the maximum amount payable thereunder) for the deferred purchase price of businesses, properties, securities, goods or services (including any “earn-outs” to the extent required to be classified as a balance sheet liability in accordance with GAAP), excluding in each case of the foregoing any trade payables to the extent included in the determination of Closing Date Net Working Capital, (iv) all obligations of another Person secured by any Lien on any property or asset of such first Person (whether or not such obligation is assumed by such first Person), (v) any unforgiven obligations under any government assistance program, or any amounts deferred pursuant to the CARES Act (excluding the payroll taxes deferred under the CARES Act to be assumed by Buyer pursuant to Section 2.3 hereof), (vi) the net obligations of such Person under any and all swaps, collars, hedges or similar transactions, (vii) the costs, fees and expenses (including premiums) for any “tail” insurance policies purchased by the Acquired Subsidiaries prior to the Closing and not paid as of the Closing, and (viii) in each case of clauses (i) through (vii) including any and all prepayment fees and penalties payable in connection with any prepayment of amounts that become payable solely as a result of the transactions contemplated by this Agreement.

“Intellectual Property” means all rights, title and interest in or relating to intellectual property of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, mask work rights, copyrights, database and design rights, whether or not registered or published, all registrations and recordations thereof and applications in connection therewith, along with all extensions and renewals thereof, (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, social media identifiers and accounts and other source or business identifiers and general intangibles of a like nature, along with applications, registrations, renewals and extensions thereof, (c) trade secrets, (d) patents and applications therefore, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof, (e) all Internet domain names, and (f) all other intellectual property rights arising from or relating to Technology.

“Inventory” means, to the extent related to the Business, all inventory (including raw materials, products in-process and finished products) owned by any of the Selling Entities, whether in transit to or from the Selling Entities and whether in the Selling Entities’ warehouses, distribution facilities, stores, outlets, held by any third parties or otherwise.

“IP Assignment Agreement” means one or more Intellectual Property Assignment Agreements to be executed and delivered by the Seller to the Buyer or one or more Buyer Designees at the Closing, substantially in the form of Exhibit D.

“Knowledge” means, as to a particular matter, the actual knowledge of (a) with respect to the Buyer, any of Peter Morrow or Dary Kopelioff, and (b) with respect to any Selling Entity, any of Gary Muto, Carrie Teffner, or Dan Lamadrid.

“Law” means any federal, state, provincial, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, determination, decision or opinion of any Governmental Authority.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or legal proceedings (public or private) by or before a Governmental Authority.

“Liability” means any debt, obligation or liability of any nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Licensed IP” means all Intellectual Property and Technology licensed (or under which a covenant not to be sued is granted) to the Selling Entities by third parties pursuant to the Assumed Agreements.

“Material Adverse Effect” means any event, condition, circumstance, development, or change or effect that, individually or in the aggregate with all other events, changes, conditions, circumstances, developments and effects, (a) has had or would reasonably be expected to have or result in a material adverse effect on the results of operations or condition (financial or otherwise) of the Business or on the Purchased Assets and the Assumed Liabilities, taken as a whole, or (b) would reasonably be expected to prevent or materially impair the ability of the Selling Entities to consummate the transactions contemplated by this Agreement except, in each case, that no such events, changes, conditions, circumstances, developments or effects shall constitute, or be taken into account in determining whether or not there has been, a Material Adverse Effect to the extent arising from: (i) the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the business of the Selling Entities with employees, customers, lessors, suppliers, vendors or other commercial partners (other than for purposes of any representation or warranty set forth in Section 5.4 or the condition set forth in Section 8.2(b) to the extent such representation or warranty addresses the effect of the negotiation, announcement or pendency of this Agreement or any of the transactions contemplated hereby) or the filing of the Petition, compliance with the express provisions of this Agreement or the consummation of the transactions contemplated hereby, (ii) reasonably anticipated actions, omissions, events and circumstances arising out of the filing of the Petition or changes in credit terms offered by suppliers or financing sources, (iii)(A) the taking by any Selling Entity of any action expressly required to be taken by such Selling Entity pursuant to this Agreement, (B) actions or omissions taken or not taken by or on behalf of the Selling Entities or any of their respective Affiliates at the express request of the Buyer or its Affiliates, or the failure by a Selling Entity to take any action if such action is expressly prohibited by this Agreement, (iv) actions taken by the Buyer or its Affiliates, other than as expressly required to be taken by Buyer pursuant to this Agreement, (v) the failure of any Selling Entity or the Acquired Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions (it being the understanding of the Parties that the underlying cause of such failure may otherwise constitute a Material Adverse Effect if such event is not otherwise excluded from the definition of Material Adverse Effect), (vi) changes or proposed changes in Law or interpretations thereof by any Governmental Authority, (vii) changes or proposed changes in generally accepted accounting principles in the United States or elsewhere, (viii) changes in general economic conditions, currency exchange rates or United States or international debt or equity, financial, or banking markets, (ix) events or conditions generally affecting the industry or markets in which the Selling Entities or the Acquired Subsidiaries operate, (x) (A) any fire, flood, hurricane, earthquake, tornado, windstorm, other act of God, global or national health concern, epidemic, pandemic or viral outbreak (not covered by (B)); or (B) “Coronavirus” or COVID-19 or any business closures, changes to business operations, or quarantine or trade restrictions resulting from the COVID-19 Measures, (xi) (A) the commencement or pendency of the Bankruptcy Case; or (B)  the assumption or rejection by Buyer of any Assumed Agreement or any Assumed Real Property Lease; or (xii) national or international political or social conditions or any national or international hostilities, acts of terror or acts of war; provided that, in the case of clauses (vi) through (ix), (x)(A) and (xii), such events, changes, conditions, circumstances, developments or effects shall be taken into account in determining whether any such material adverse effect has occurred to the extent that any such events, changes, conditions, circumstances, developments or effects have a disproportionate adverse effect on the Business, or the Purchased Assets and the Assumed Liabilities, taken as a whole, as compared to other similarly situated businesses.

“Non-Real Property Contracts” means the Contracts to which any Selling Entity is a party other than the Real Property Leases.

“Order” means any order, writ, judgment, injunction, decree, rule, ruling, directive, determination or award made, issued or entered by or with any Governmental Authority, whether preliminary, interlocutory or final, including any Order entered by the Bankruptcy Court in the Bankruptcy Case (including the Sale Order).

“ordinary course” or “ordinary course of business” means the ordinary and usual course of operations of the Business by Seller and its Subsidiaries taken as a whole consistent with past practice and taking into account the contemplation, commencement and pendency of the Bankruptcy Case; provided that, solely as such term is used in Article V, any action taken, or omitted to be taken, that relates to, or arises out of, COVID-19, including all COVID-19 Measures, shall be deemed to be in the ordinary and usual course of business.

“Permits” means all franchises, permits, certificates, clearances, approvals, exceptions, variances and authorizations of or with any Governmental Authority held, used by, or made by, any of the Selling Entities in connection with the operation of the Business.

“Permitted Encumbrances” means: (a) Encumbrances for Taxes, special assessments or other governmental charges (i) not yet due and payable, (ii) that are being contested in good faith and that have been reserved for in accordance with GAAP, or (iii) the nonpayment of which is permitted or required by the Bankruptcy Code and which would not become Liabilities of Buyer or the Acquired Subsidiaries in connection with the transactions contemplated by this Agreement, (b) statutory liens and rights of set-off of landlords, banks, carriers, warehousemen, mechanics, repairmen, workmen, customs brokers or agencies, suppliers and materialmen, and other Encumbrances imposed by Law, in each case, incurred in the ordinary course of business, (c) deposits and pledges securing (i) obligations incurred in respect of workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits (other than valid obligations incurred in respect of any defined benefit pension plan) or (ii) obligations on performance, surety or appeal bonds, (d) non-exclusive licenses of or other grants of rights to use Seller IP, (e) Laws now or hereafter in effect relating to real property, easements, covenants, restrictions, rights of way, minor imperfections of title and similar Encumbrances which do not have a material adverse effect on the current use by the Selling Entities of the real property subject thereto, (f) all matters that would be disclosed on an accurate survey or title report of the Owned Real Property that do not materially interfere with the current use by the Selling Entities of the Owned Real Property, (g) statutory liens creating a security interest in favor of landlords with respect to property of the Selling Entities or the Acquired Subsidiaries which do not interfere with the current use of such leased real property by the Selling Entities or the Acquired Subsidiaries in any material respect, (h) Encumbrances set forth in the Assumed Agreements or the Assumed Real Property Leases, (i) any Encumbrances effecting the landlords or ground lessors underlying interest in any of the Real Property Leases (under which a Selling Entity is lessee) and/or the underlying interests in land from time to time and interests of a lessor in any leased or licensed asset, (j) any Encumbrances that will be removed or released by operation of the Sale Order, and (k) the Encumbrances disclosed on Schedule 1.1(d).

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, syndicate, group, trust, association or other organization or entity or Governmental Authority. References to any Person include such Person’s successors and permitted assigns.

“Petition” means the voluntary petition or petitions under Chapter 11 of the Bankruptcy Code filed by the Selling Entities with the Bankruptcy Court.

“Petition Date” means July 23, 2020.

“Plan” means the Seller’s and its affiliated debtors’ Chapter 11 plan of reorganization, as the same may be amended, amended and restated or otherwise modified from and after the date hereof.

“Post-Closing Tax Period” means (i) any taxable period beginning after the Closing Date and (ii) the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and (ii) the portion of any Straddle Period ending at the completion of the Closing Date.

“Registered IP” means all Seller IP that, as of the date of this Agreement, is registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

“Representatives” means, with respect to a particular Person, any director, officer, employee or other authorized representative of such Person or its Subsidiaries, including such Person’s attorneys, accountants, financial advisors and restructuring advisors.

“Sale Hearing” means the hearing at which the Bankruptcy Court considers approval of the Sale Order.

“Sale Motion” means one or more motions and notices filed by the Selling Entities and served in accordance with any applicable Orders of the Bankruptcy Court, the Federal Rules of Bankruptcy Procedures and Local Rules, which motion(s) seeks authority from the Bankruptcy Court for the Selling Entities to enter into this Agreement and consummate the transactions contemplated by this Agreement.

“Seller Benefit Plan” means any employment, severance, termination, retirement, profit sharing, bonus, incentive or deferred compensation, retention or change in control agreement, equity or equity-based compensation, stock purchase, severance pay, defined benefit pension, defined contribution pension, savings, retirement, individual account-based savings, supplemental executive retirement, sick or other leave, life, health, salary continuation, disability, hospitalization, accident, medical, insurance, vacation, paid time off, long term care, or other material employee compensation or benefit plan, program, arrangement, agreement, fund or commitment (including any “employee benefit plan” as defined in Section 3(3) of ERISA), sponsored, maintained by or contributed to or required to be contributed to by any Selling Entity or any Subsidiary of any Selling Entity.

“Seller Disclosure Schedule” means the disclosure schedule delivered by the Seller to the Buyer concurrently with the execution and delivery of this Agreement.

“Seller IP” means all rights, title and interest in and to Intellectual Property and Technology owned by the Selling Entities as of the Closing.

“Specified Contracts” means the Contracts set forth on Schedule 1.1(e).

“Store Cash” means cash in store registers and store bank accounts.

“Straddle Period” means any Tax period beginning before, and ending after, the Closing Date.

“Subsidiary” means, with respect to any Person, (a) any corporation or similar entity of which at least 50% of the securities or interests having, by their terms, ordinary voting power to elect members of the board of directors, or other persons performing similar functions with respect to such corporation or similar entity, is held, directly or indirectly by such Person and (b) any partnership, limited liability company or similar entity of which (i) such Person is a general partner or managing member or (ii) such Person possesses a 50% or greater interest in the total capitalization or total income of such partnership, limited liability company or similar entity. Notwithstanding anything to the contrary contained in this definition, the Maurices’ joint venture set forth on Schedule 1.1(a) shall be deemed to be a Subsidiary of the Seller for all purposes of this Agreement.

“Targeted Net Working Capital Amount” means $(50,575,000) (negative fifty million, five hundred seventy-five thousand dollars).

“Tax” means all federal, state, provincial, local or foreign taxes (including any income tax, franchise tax, service tax, capital gains tax, capital tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, profits tax, inventory tax, capital stock tax, license tax, withholding tax, payroll tax, employment tax, social security tax, unemployment tax, employer health tax, severance tax, or occupation tax), escheat and abandoned property tax, levies, assessments, tariffs, duties (including any customs duties), deficiencies or fees (including any fine, addition, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority, including any liability for the foregoing as a transferee or successor under applicable Law.

“Tax Refund” means any Tax refund, credit or similar benefit with respect to or related to Taxes (including any interest paid or credited with respect thereto).

“Tax Return” means any return, report, information return or other document (including any related or supporting information) supplied or required to be supplied to any Governmental Authority with respect to Taxes.

“Technology” means, collectively, all algorithms, APIs, designs, net lists, data, databases, data collections, diagrams, inventions (whether or not patentable), know-how, methods, processes, proprietary information, protocols, schematics, specifications, tools, systems, servers, hardware, computers, point of sale equipment, inventory management equipment, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other similar materials, including all documentation related to any of the foregoing, including instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries, whether or not embodied in any tangible form and whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.

“Termination Fee” means an amount in cash equal to sixteen million two hundred thousand dollars ($16,200,000).

“Transaction Documents” means this Agreement, the Assumption Agreement, the Bill of Sale and Assignment Agreement, the IP Assignment Agreement and any other Contract to be entered into by the Parties and/or one or more Buyer Designees, as applicable, in connection with the Closing.

“Utility Bonds” means any guarantees of charges and fees payable for telephone services, water, heat, steam, electric power, gas and other utilities.

“Visa/Mastercard Litigation” means the Legal Proceeding styled Target Corp. et al. v. Visa Inc. et al., case no. 1:13-cv-03477, currently pending in the U.S. District Court for the Southern District of New York and any amendment, restatement, substitution, removal or other modification of such Legal Proceeding.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq. (1988) and any similar Laws, including Laws of any state, country or other locality that is applicable to a termination of employees.

“Wind-down Services” means the following services to be rendered in connection with the wind-down and closing of the Bankruptcy Case and the Selling Entities’ estates: (i) treasury management in connection with such wind-down, including ongoing cash flow reporting, accounts payable processing, general accounting and tax (including sales tax) related support as needed, preparation of close period financials and other financial reporting, reconciliation of claims and Cure Payments, and “merchant of record” support; (ii) preparation of income tax returns and closure of disregarded entities; (iii) processing of payroll, provision of W-2 forms, and routine administration of healthcare, dental benefits, payroll, unemployment claims and audits, document retention, employee records and termination processing; (iv) the return of any Excluded Assets; (v) claims management with respect to real estate; (vi) legal services and litigation support (excluding provision of any legal advice which is prohibited under applicable Law or governing legal ethics) from in-house personnel in connection with the wind down, administration of claims, and any outstanding legal contingencies; (vii) use of offices with telephones and internet access at the providers’ facilities in connection with the foregoing; (viii) assistance with use of shared IT-related software packages and ancillary support services in connection with the foregoing; (ix) access to books, records and Contracts pursuant to Section 7.2(c); and (x) any additional services to be mutually agreed by Buyer and Seller; it being agreed and understood that the Wind-down Services will be limited to general and administrative services of the type expressly set forth in clauses (i) through (x) above, and in no event will such Wind-down Services include business operations services, including the liquidation or wind-down of any Excluded Assets or other assets of the Selling Entities (whether Justice inventory or otherwise) or management of the employees of the Selling Entities.

Section 1.2             Construction.

(a)            The terms “hereby,” “hereto,” “hereunder” and any similar terms as used in this Agreement refer to this Agreement in its entirety and not only to the particular portion of this Agreement where the term is used.

(b)            The terms “including,” “includes” or similar terms when used herein shall mean “including, without limitation.”

(c)            The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms, and the masculine gender shall include the feminine and neuter genders, and vice versa, as the context shall require.

(d)            Any reference to any federal, state, provincial, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and will be interpreted to include any amendment to, revision of or successor to such Law regardless of how it is numbered or classified; provided that, for the purposes of the representations and warranties set forth herein, with respect to any violation of or non-compliance with, or alleged violation of or non-compliance, with any Code section or Law, the reference to such Code section or Law means such Code section or Law as in effect at the time of such violation or non-compliance or alleged violation or non-compliance.

(e)            Unless otherwise indicated, references to (a) Articles, Sections, Schedules and Exhibits refer to Articles, Sections, Schedules and Exhibits of and to this Agreement and (b) references to $ (dollars) are to United States Dollars.

(f)            The words “to the extent” shall mean “the degree by which” and not “if.”

(g)            When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a day other than a Business Day, the period in question will end on the next succeeding Business Day.

(h)          The word “will” will be construed to have the same meaning and effect as the word “shall”. The words “shall,” “will,” or “agree(s)” are mandatory, and “may” is permissive.

(i)           All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

Section 1.3           Index of Other Defined Terms. Each of the following terms is defined on the page set forth opposite such term:

338 Increased Tax Liability	54
Accountant	18
Accounting Principles	17
Acquired Subsidiary IP	31
Acquired Subsidiary Licensed IP	31
Active Employees	49
Adjustment Escrow Amount	20
Agreement	1
Allocation	15
Antitrust Laws	48
assessments	30
Assumed Agreements	2
Assumed Employment Agreements	2
Assumed Liabilities	6
Assumed Real Property Leases	2
Assumption Approval	13
Avoidance Actions	5
Base Amount	16
Buyer	1
Buyer Adjustment Amount	20
Buyer Benefit Plans	51
Buyer Default Termination	21
Canadian Customer Data	62
Closing	23
Closing Date	23
Closing Date Schedule	17
Closing Payment	16
Closing Payroll Periods	50
COBRA	51
Contract Designation Liabilities	14
Cure Payments	13
CV Cap	6
Deposit	21
Determination Date	54
Dispute Notice	18
Divested Assets	6
DOC	47
Documentary Materials	2
Employment Commencement Date	49
Environmental Laws	35
Equity Interests	2
Escrow Account	21
Escrow Agent	21
Escrow Agreement	21
Estimated Indebtedness	17
Estimated Net Working Capital Amount	16
Exchange Act	27
Excluded Assets	4
Excluded Employees	50
Excluded Liabilities	8
FCPA	37
Final Calculations	19
FTC	47
Hazardous Materials	35
HSR Act	47
Inactive Employees	49
Indebtedness Schedule	17
IRS	28
Motions	56
Necessary Consents	13
Offeree	49
Owned Real Property	2
Parties	1
Party	1
PBGC	29
Post-Closing Credit Facility	66
Professional Services	8
Purchase Price	16
Purchased Assets	15
Real Property Leases	34
Restructuring Liabilities	68
Restructuring Transactions	68
Review Period	18
Sale Order	69
SEC	24
Section 338(g) Election	54
Securities Act	27
Seller	1
Seller Adjustment Amount	21
Seller Financial Statements	27
Seller Properties	35
Seller SEC Reports	27
Selling Entities	1
Tax Incentive Agreement	33
Termination Date	72
Transfer Taxes	52
Transferred Employees	49
Transferred Insurance Policies	61

Article II
PURCHASE AND SALE

Section 2.1           Purchase and Sale of Assets. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, the Selling Entities shall sell, assign, convey, transfer and deliver to the Buyer and/or one or more Buyer Designees, and the Buyer and/or such Buyer Designees shall, by the Buyer’s and/or such Buyer Designees’ payment of the Purchase Price, purchase and acquire from the Selling Entities, all of the Selling Entities’ right, title and interest, as of the Closing, free and clear of all Encumbrances (other than Permitted Encumbrances, except in the case of Equity Interests), in and to all of the properties, rights, interests and other tangible and intangible assets of the Selling Entities (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), as of the Closing, in each case, to the extent related to the Business (collectively, the “Purchased Assets”), including any assets acquired by the Selling Entities, to the extent related to the Business, after the date hereof but prior to the Closing; provided, however, that the Purchased Assets shall not include any Excluded Assets. Without limiting the generality of the foregoing, the Purchased Assets shall include the following (except to the extent listed or otherwise included as an Excluded Asset):

(a)          all Store Cash of the Selling Entities as of the Closing;

(b)          (i) all Accounts Receivable and Credit Card Receivables of the Selling Entities as of the Closing, together with all right, title and interest (and all proceeds therefrom) of the Selling Entities arising out of, or related to, the Visa/Mastercard Litigation (except for 100% of the first $1 million and 50% of the next $4 million of proceeds (if any) received on account thereof, which shall be payable to the GUC Trust (as defined in the Plan) in accordance with the Plan) and (ii) all accounts receivable of the Selling Entities as of the Closing related to the workers’ compensation programs and arrangements of the Business and the Divested Businesses;

(c)          all Inventory, supplies, materials and spare parts of the Selling Entities as of the Closing, including all rights of the Selling Entities to receive such Inventory, supplies, materials and spare parts that are on order;

(d)          without duplication of the above, all royalties, advances, prepaid assets (excluding prepaid income Taxes), security and other deposits, prepayments and other current assets relating to the Business, the Assumed Agreements and the Assumed Real Property Leases, in each case of the Selling Entities as of the Closing (but excluding all interests in the Excluded Insurance Policies and all prepaid assets relating to Contracts that are not Assumed Agreements or Assumed Real Property Leases as of the Closing and do not become Assumed Agreements or Assumed Real Property Leases after the Closing pursuant to this Agreement);

(e)           (i) all employment agreements set forth on Schedule 2.1(e) (the “Assumed Employment Agreements”) and (ii) all Non-Real Property Contracts that are to be assumed and assigned to the Buyer and/or one or more Buyer Designees, as determined prior to the applicable Designation Deadline by the Buyer’s written notice(s) pursuant to Section 2.5 ((i) and (ii), collectively, the “Assumed Agreements”);

(f)           all Real Property Leases that are to be assumed and assigned to the Buyer and/or one or more Buyer Designees, as determined prior to the applicable Designation Deadline by the Buyer’s written notice(s) pursuant to Section 2.5 (the “Assumed Real Property Leases”);

(g)          (i) all Customer Data and (ii) all other Seller IP (including each item of Registered IP set forth on Schedule 5.10(a)), including Seller IP related to the Fashion Bug, Casual Corner and Petite Sophisticate brands;

(h)          all open purchase orders with customers and suppliers;

(i)           all items of machinery, equipment, supplies, furniture, fixtures, leasehold improvements (to the extent of the Selling Entities’ rights to any leasehold improvements under the Assumed Real Property Leases) and other tangible personal property and fixed assets owned by the Selling Entities as of the Closing;

(j)           all books, records, information, files, data and plans (whether written, electronic or in any other medium), advertising and promotional materials and similar items of the Selling Entities as of the Closing (except as otherwise described in Section 2.2), including customer and supplier lists, mailing lists, sales and promotional literature, other sales related materials related to the Business and, to the extent not prohibited under applicable Law, all files and data related to the Transferred Employees (collectively, the “Documentary Materials”);

(k)          all real property owned by the Selling Entities (collectively, the “Owned Real Property”) listed on Schedule 2.1(k), it being agreed and understood that notwithstanding any provision in this Agreement to the contrary, the owned real property included in the Purchased Assets shall include the Selling Entities’ (i) distribution center in Greencastle, IN, (ii) distribution center and office space in Pataskala, OH, (iii) office building in Duluth, MN, and (iv) office building and vacant lot in New Albany, OH;

(l)           all of the stock or other equity or other ownership interests owned by the Selling Entities in the Acquired Subsidiaries (the “Equity Interests”);

(m)         all claims (including claims for past infringement or misappropriation of Seller IP to be conveyed hereby) and causes of action (other than, in each case, to the extent related to Excluded Assets or Excluded Liabilities) of the Selling Entities as of the Closing against Persons other than the Selling Entities (regardless of whether or not such claims and causes of action have been asserted by the Selling Entities) and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery, including rights to insurance proceeds, possessed by the Selling Entities as of the Closing (regardless of whether such rights are currently exercisable) to the extent related to the Purchased Assets, excluding for the avoidance of doubt, any rights, claims or causes of action to the extent related to the Avoidance Actions and any rights, claims or causes of action to the extent related to any Excluded Assets or Excluded Liabilities;

(n)          all goodwill associated with the Business or the Purchased Assets, including all goodwill associated with the Seller IP to be conveyed hereby, all rights to sue or recover and retain damages, costs and attorney fees for past, present and future infringement, misappropriation or other violation of the Seller IP to be conveyed hereby, and all rights under any confidentiality agreements executed by any third party for the benefit of any of the Selling Entities to the extent relating to the Business;

(o)          all rights of the Selling Entities under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with Current Employees, Former Employees or current or former directors, consultants, independent contractors and agents of any of the Selling Entities or any of their Affiliates or with third parties to the extent relating to the Business or the Purchased Assets (or any portion thereof); provided that to the extent any such rights exist pursuant to a Contract, such Contract must be an Assumed Agreement;

(p)          all of the rights and benefits accruing under all Permits (to the extent transferable), all deposits and prepaid expenses (excluding prepaid income Taxes) held by third parties and/or, to the extent transferable, any Governmental Authority and, to the extent transferable, all bank and deposit accounts used for Store Cash;

(q)          except for any such amounts required to be paid to any other Person under any Order of the Bankruptcy Court relating to any debtor-in-possession financing obtained by the Selling Entities, the amount of, and all rights to any, insurance proceeds received by any of the Selling Entities (other than any amounts or rights to any insurance proceeds received under any Excluded Insurance Policy) after the date hereof in respect of (i) the loss, destruction or condemnation of any Purchased Assets of a type set forth in Section 2.1(c), (h), (i), (j), or (k), occurring prior to, on or after the Closing or (ii) any Assumed Liabilities;

(r)           any rights, demands, claims, credits, allowances, rebates (including any vendor or supplier rebates), or rights of setoff (other than against the Selling Entities) arising out of or relating to any of the Purchased Assets as of the Closing (but excluding all interests in the Excluded Insurance Policies);

(s)          all prepaid and deferred items (including prepaid real property tax but excluding prepaid income Taxes) that relate to the Business or the Purchased Assets as of the Closing, including all prepaid rentals and unbilled charges, fees and deposits (but excluding all interests in the Excluded Insurance Policies and Avoidance Actions);

(t)           to the extent transferable, all current and prior insurance policies of any of the Selling Entities that relate to the Business, the Purchased Assets or Assumed Liabilities, and all rights and benefits of any of the Selling Entities of any nature (except for any rights to insurance recoveries thereunder required to be paid to other Persons under any Order of the Bankruptcy Court relating to any debtor-in-possession financing obtained by the Selling Entities) with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, but excluding all interests in the Excluded Insurance Policies;

(u)          each Seller Benefit Plan, and any right, title or interest in any assets of or relating thereto (except to the extent such Seller Benefit Plan relates to equity or equity-based awards of the Seller Entities or any of their Affiliates, which shall be an Excluded Asset and Excluded Liability);

(v)          any rights, claims or causes of action as of the Closing of any Selling Entity relating to or arising against suppliers, vendors, merchants, manufacturers, counterparties to leases, counterparties to licenses, and counterparties to any Assumed Agreement or Assumed Real Property Lease in respect of the assets, properties, conduct of business or operations of such Selling Entity arising out of events occurring on or prior to the Closing Date, excluding, subject to Section 7.16(b), any rights, claims or causes of action that relate to the Avoidance Actions and any rights, claims or causes of action that relate to any Excluded Assets or Excluded Liabilities; and

(w)         all other assets that are related to or used in connection with the Business and that are owned by any Selling Entity as of the Closing.

Section 2.2           Excluded Assets. Notwithstanding any provision herein to the contrary, the Purchased Assets shall not include anything expressly excluded from the definition of Purchased Assets pursuant to Section 2.1 and the following (collectively, the “Excluded Assets”):

(a)          (i) all Cash of the Selling Entities as of the Closing, (ii) any records, documents or other information relating to Excluded Employees, and any materials containing information about any Transferred Employee, in each case, disclosure of which would violate applicable Law and (iii) all rights and benefits arising out of all split-dollar life insurance policies, together with the associated Liabilities associated therewith;

(b)          the Selling Entities’ (i) minute books and other corporate books and records relating to their organization and existence and the Selling Entities’ books and records relating to Taxes of the Selling Entities, including Tax Returns filed by or with respect to the Selling Entities; provided, however, that the Buyer shall have the right to make copies of any portions of such books and records related to the Purchased Assets in accordance with Section 7.2(b), (ii) books, records, information, files, data and plans (whether written, electronic or in any other medium), advertising and promotional materials and similar items to the extent relating to any Excluded Assets or Excluded Liabilities, and (iii) any other such materials that any Selling Entity is required by Law to retain or is prohibited by Law from transferring to Buyer; provided that to the extent not prohibited by applicable Law, Buyer shall be entitled to make copies of any such materials contemplated by this clause (iii);

(c)          the Selling Entities’ rights under this Agreement and the other Transaction Documents, and all consideration payable or deliverable to the Selling Entities pursuant to the terms and provisions hereof;

(d)          any Contracts of any Selling Entities (including employment Contracts), other than the Assumed Agreements and the Assumed Real Property Leases, together with all prepaid assets relating to Contracts other than the Assumed Agreements and the Assumed Real Property Leases;

(e)          all rights, claims and causes of action of the Selling Entities against Persons other than the Acquired Subsidiaries and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery, including rights to insurance proceeds, of the Selling Entities (regardless of whether such rights are currently exercisable), in each case to the extent related to any Excluded Assets or Excluded Liabilities;

(f)           all rights, claims and causes of action of the Selling Entities against any director or officer of any Selling Entity and all Excluded Insurance Policies and interests in the Excluded Insurance Policies;

(g)          any shares of capital stock or other equity interests of any of the Selling Entities or any of its Subsidiaries, or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests of any of the Selling Entities or any of its Subsidiaries, in each case other than with respect to the Acquired
Subsidiaries;

(h)          Accounts Receivable, intercompany obligations and other amounts receivable of any Selling Entity owed to it by any other Selling Entity;

(i)           all bank and deposit accounts, other than those used for Store Cash;

(j)           any prepaid income Tax, Tax receivable, Tax Refund or other Tax attribute of a Selling Entity with respect to any Pre-Closing Tax Period;

(k)          all avoidance, recovery, subordination, or other claims, actions, defenses, rights of setoff, or remedies which any of the Selling Entities, the debtors in possession, their estates, or other appropriate parties in interest have asserted or may assert under Sections 502, 510, 542, 544, 545, and 547 through 553 of the Bankruptcy Code or under similar or related state or federal statutes and common law or the proceeds of any of the foregoing (collectively, the “Avoidance Actions”), in each case subject to Section 7.16(b) and Section 2.1(v);

(l)           all of the Selling Entities’ books and records necessary to reconcile general unsecured claims that do not relate to the Purchased Assets; and

(m)         the Selling Entities’ right, title and interest to (i) the “Acquired Assets” as defined in the purchase agreements filed with the Bankruptcy Court on or prior to the date hereof and made available to Buyer prior to the execution hereof, in each case, with respect to the sale of any Divested Business (collectively, “Divested Assets”) and (ii) the other assets, if any, set forth in Schedule 2.2(m).

Section 2.3           Assumed Liabilities. On the Closing Date, the Buyer or one or more Buyer Designees shall execute and deliver to the Selling Entities the Assumption Agreement pursuant to which the Buyer or such Buyer Designees shall assume and agree to pay, perform and discharge when due the Assumed Liabilities. For purposes of this Agreement, “Assumed Liabilities” means only the following Liabilities (to the extent not paid prior to the Closing), and, except as otherwise expressly set forth herein with respect to Liabilities of the Divested Businesses, only to the extent related to the Business or the Purchased Assets:

(a)          the Liabilities of the Selling Entities to the extent and in the amount included as a liability in the calculation of the Closing Net Working Capital Amount, as finally determined in accordance with Section 3.2;

(b)          all Consumer Liabilities;

(c)          the executory Liabilities of the Selling Entities arising under the Assumed Agreements and the Assumed Real Property Leases, but, in each case, only to the extent such Liabilities are not Assumed Liabilities pursuant to Section 2.3(a) and only to the extent such Liabilities arise out of facts, events, circumstances or transactions first arising from and after the Closing;

(d)          the Liabilities of the Selling Entities arising in the ordinary course of business under purchase orders with suppliers open as of the Closing Date;

(e)          all Liabilities of the Selling Entities arising under Sections 503(b)(9) of the Bankruptcy Code incurred in the ordinary course of business of the Selling Entities (excluding any payables owed by the Selling Entities to any of their Affiliates);

(f)           all Liabilities of the Selling Entities for critical vendor payments approved by the Bankruptcy Court up to a maximum aggregate amount equal to seventeen million five hundred thousand dollars ($17,500,000) ( the “CV Cap”);

(g)          all Cure Payments, only to the extent and in the amount agreed between Buyer and the counterparty to any Assumed Agreement or Assumed Real Property Lease, as the case may be, in connection with the contemporaneous assignment and assumption of any such Assumed Agreement or Assumed Real Property Lease; provided that the Selling Entities shall, at the request of Buyer and subject to Section 7.3(d) and Section 7.1(e), cooperate with any request made by Buyer to pursue resolution of any Cure Payment in the Bankruptcy Court; provided further that in the event that Buyer does not reach agreement with respect to any Cure Payment with the applicable counterparty by the applicable Designation Deadline, the corresponding Assumed Agreement or Assumed Real Property Lease shall no longer be an Assumed Agreement or Assumed Real Property Lease, as applicable, or a Purchased Asset, and no Selling Entity shall be, or be deemed to be, in breach of any representation, warranty, or covenant, and no condition to Closing shall fail, or be deemed to have failed, to be satisfied, as a result of such Assumed Agreement or Assumed Real Property Lease not being transferred to Buyer or any Buyer Designee as a result thereof;

(h)          all Liabilities of the Selling Entities arising out of claims for workers’ compensation and general liability claims and health care claims (including “IBNR”) (x) to the extent related to the Divested Businesses and (y) to the extent related to the Business, it being agreed that the Buyer shall (or shall cause one or more of the Buyer Designees to) assume all workers’ compensation programs and arrangements of the Business and the Divested Businesses and any Liabilities in connection with the administration of such programs that are incurred after the Closing Date will be the responsibility of the Buyer or one or more of the Buyer Designees;

(i)           all Liabilities of the Selling Entities with respect to:

(i)            their obligations to make (1) change in control payments (in connection with the consummation of the transactions contemplated by this Agreement) and (2) payments for severance, in each case, to Current Employees and former employees of the Business (including severance related to any “double trigger” change in control severance and any “lookback” severance or increased severance that is triggered by the consummation of the transactions contemplated hereby occurring within a specified period of time preceding or following the date of any such individual’s earlier termination of employment with the Selling Entities), including any such obligations that arise after the date hereof or after the Closing, in all cases, in accordance with the terms (as in effect as of the date hereof) of the Ascena Retail Group, Inc. Executive Severance Plan and the Ascena Retail Group, Inc. Severance Plan;

(ii)           deferred compensation, including pursuant to the terms of The Executive Nonqualified Excess Plan (as in effect as of the date hereof); and

(iii)          amounts that become payable for incentive bonuses (including under (A) the Incentive Compensation Plan for Vice President and above, as communicated in writing to participants on or about September 2, 2020 (representative sample copies of which have been provided to Buyer), (B) the Incentive Compensation Plan for all Associates, as communicated in writing to participants on or about September 2, 2020 (representative sample copies of which have been provided to Buyer), (C) the Selling Entities’ Key Employee Retention Plan and the agreements entered into thereunder (copies of which have been provided to Buyer), (D) the “Insider Plan” and the agreements entered into thereunder (copies of which have been provided to Buyer), and (E) the incentive arrangement described on Schedule 2.3(i)(iii) (a copy of which has been provided to Buyer), all of which in this clause (iii) provide for such bonuses to have been earned upon the occurrence of the Closing in an amount equal to the target level through December 31, 2020, in each case as in effect as of the date hereof, and pursuant to grants made on or prior to the date hereof;

(iv)          all Liabilities arising out of, relating to, or with respect to any Seller Benefit Plan;

(j)           all Liabilities of the Selling Entities with respect to Current Employees for accrued vacation and other accrued employee Liabilities (excluding any accrued health care claims, which are addressed in Section 2.3(h));

(k)          the Liabilities to the extent expressly assumed by the Buyer pursuant to Section 7.7(d), the first sentence of 7.7(e), or 7.7(f);

(l)           (i) all Transfer Taxes and other Taxes to the extent expressly payable by the Buyer pursuant to Section 7.8 and (ii) any Taxes in respect of the Purchased Assets or the Business (excluding, for the avoidance of doubt, any Liability in the nature of income Taxes), as determined in accordance with (and without duplication of any obligation created by) Section 7.8;

(m)         all Liabilities of the Selling Entities arising out of the deferral of certain payroll Taxes of the Business and the Divested Businesses;

(n)          the Restructuring Liabilities; and

(o)          the Contract Designation Liabilities.

Section 2.4           Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge and agree that neither the Buyer nor any Buyer Designee shall assume, be obligated to pay, perform or otherwise discharge or in any other manner be liable or responsible for any Liabilities of the Selling Entities, whether existing on the Closing Date or arising thereafter as a result of any act, omission or circumstances taking place prior to the Closing, other than the Assumed Liabilities (all such Liabilities that neither the Buyer nor any Buyer Designee is assuming being referred to collectively as the “Excluded Liabilities”). Without limiting the foregoing, the Buyer shall not be obligated to assume, and does not assume, and hereby disclaims all the Excluded Liabilities, including the following Liabilities, whether incurred or accrued before or after the Petition Date or the Closing:

(a)          except as otherwise provided under Section 2.3(l) and Section 2.3(m), all Taxes of the Selling Entities, all Taxes imposed on the Selling Entities and the Acquired Subsidiaries under Treasury Regulations Section 1.1502-6 and similar provisions of state, local or foreign Tax law, and all Taxes payable by Seller pursuant to Section 7.8;

(b)          all Liabilities of the Selling Entities relating to legal services, accounting services, financial advisory services, investment banking services or any other professional services (“Professional Services”) performed in connection with this Agreement and any of the transactions contemplated hereby, and any pre-Petition or post-Petition Claims for such Professional Services;

(c)          except, in each case, to the extent expressly assumed by Buyer pursuant to Section 2.3 or Section 7.7(a), 7.7(d), 7.7(e) or 7.7(f), all Liabilities or claims arising out of, relating to or with respect to the employment or performance of services for, or termination of employment or services for, or potential employment or engagement for the performance of services for, any of the Selling Entities (or any predecessor) of any individual Person (including the Transferred Employees) or any Person acting as a professional employer organization, employee leasing company or providing similar services, in each case, on or prior to the Closing (including as a result of the transactions contemplated by this Agreement), including Liabilities or claims for workers’ compensation, severance (including statutory severance), separation, termination, or notice pay or benefits (including under COBRA), claims under the WARN Act, or any other form of accrued or contingent compensation (including leave entitlements), irrespective of whether such Liabilities or claims are paid or made, as applicable, on, before or after Closing;

(d)          all Liabilities with respect to any Excluded Employee or Former Employee with respect to any period, other than Liabilities expressly assumed by the Buyer pursuant to Section 2.3 or Section 7.7(f);

(e)          all Liabilities relating to Excluded Assets;

(f)           all accounts payable and other amounts payable of any Selling Entity owed by it to any other Selling Entity or the Acquired Subsidiaries and all Liabilities arising as a result of effecting the matters set forth in Section 7.13;

(g)          all Liabilities of the Selling Entities arising under or pursuant to Environmental Laws, including with respect to any real property owned, operated, leased or otherwise used by any Selling Entity, whether or not used in the Business, including any Liabilities for noncompliance with Environmental Laws or the release of Hazardous Materials by any Selling Entity, in each case to the extent arising from facts, events or circumstances existing or occurring on or prior to the Closing, whether known or unknown as of the Closing;

(h)          all Liabilities of the Selling Entities arising as a result of any Action initiated at any time, to the extent related to the Selling Entities or the Purchased Assets on or prior to the Closing Date (except to the extent that any such Liability is an Assumed Liability), including all Liabilities of the Selling Entities arising in connection with the Actions set forth on Schedule 2.4(h);

(i)           all Liabilities of the Selling Entities in respect of Indebtedness;

(j)           all Liabilities arising in connection with any violation of any applicable Law or Order relating to the period prior to the Closing by any of the Selling Entities, including any Environmental Law;

(k)          all Liabilities arising under (or as a result of the rejection of) any rejected Contract (including any Liability arising out of, or related to, the rejection of any Contract in the Bankruptcy Case);

(l)           any other Liability of the Selling Entities that arises in relation to the period prior to the Closing and is not expressly included among the Assumed Liabilities;

(m)         any Liability of any kind or nature whatsoever to any of David Jaffe, Elliot Jaffe or Roslyn Jaffe or any members of their respective families, including arising under any of the Contracts or arrangements set forth on Schedule 2.4(m);

(n)          any overdrafts in the bank accounts of the Selling Entities as of the Closing;

(o)          all Liabilities of the Selling Entities for critical vendor payments in excess of the CV Cap;

(p)          all Liabilities arising under or related to the sale of any Divested Business; and

(q)          all Liabilities of, or arising out of or related to the Selling Entities’ direct ownership or operation of, Ascena Global Innovation Center, LLP (India), including any Liabilities of any of the Selling Entities in connection with any and all Contracts or arrangements between any of the Selling Entities and such Subsidiary, together with any and all costs, expenses and Liabilities arising out of or related to the liquidation or dissolution of such Subsidiary;

provided that, in the event of any conflict between the terms of Section 2.3 and the terms of this Section 2.4, the terms of Section 2.3 will control.

Section 2.5           Assumption and Assignment of Contracts.

(a)          The Sale Order shall provide for the assumption by the Selling Entities, and the Sale Order shall, to the extent permitted by Law, provide for the assignment by the Selling Entities to the Buyer or one or more Buyer Designees, of the Assumed Agreements and the Assumed Real Property Leases on the terms and conditions set forth in the remainder of this Section 2.5, and shall provide for the Designation Deadline as defined herein. At the Buyer’s request, and at the Buyer’s cost and expense, the Selling Entities shall cooperate with the Buyer as reasonably requested by the Buyer (i) to allow the Buyer to enter into an amendment with any Non-Real Property Contract or Real Property Lease upon assumption of such Non-Real Property Contract or Real Property Lease by the Buyer or a Buyer Designee, and shall reasonably cooperate with the Buyer to the extent reasonably requested with the Buyer in negotiations with the counterparties thereof, or (ii) to otherwise amend any Non-Real Property Contract or Real Property Lease to the extent such amendments would not adversely affect any of the Selling Entities; provided that (x) the Selling Entities shall not be required to enter into any such amendment unless the effectiveness of such amendment shall not occur until, and shall be conditioned upon, the assignment of such Non-Real Property Contract or Real Property Lease to the Buyer or a Buyer Designee and such amendment does not impose any incremental Liabilities on the Selling Entities with respect to such Non-Real Property Contract or Real Property Lease, other than Assumed Liabilities or Liabilities of Buyer or its Affiliates that may arise only from and after the date of such assignment; (y) Buyer shall at all times conduct such negotiations on behalf of itself and shall not purport to be acting on behalf of, or as an agent of, any Selling Entity; and (z) Buyer shall keep the Seller reasonably apprised of the status of negotiations with such counterparties and provide any relevant information or documentation reasonably requested by Seller.

(b)          On or prior to the applicable Designation Deadline, the Buyer may, in its sole discretion, (i)(x) designate any Non-Real Property Contract as an Assumed Agreement or any Real Property Lease as an Assumed Real Property Lease, and (y) from and after the Closing, by providing written notice to the Seller, specify a date no earlier than fourteen (14) days (or five (5) Business Days in any case where the Designation Deadline is the Closing Date) following delivery of such notice on which any Assumed Agreement or Assumed Real Property Lease specified in such notice will be assumed by the respective Selling Entity and assigned to the Buyer or the Buyer Designee specified in such notice, or (ii) designate any Non-Real Property Contract or any Real Property Lease (other than the Assumed Employment Agreements, which shall be assumed by Buyer at the Closing) as a Contract that is not to be an Assumed Agreement or an Assumed Real Property Lease, in each case by providing written notice of such designation or removal to the Seller; provided, however, that, notwithstanding the Buyer’s designation rights pursuant to this Section 2.5(b), the Buyer shall designate Real Property Leases for not less than 900 stores of the Business as Assumed Real Property Leases and shall assume, or cause a Buyer Designee to assume, all such Assumed Real Property Leases on or prior to the Designation Deadline. Upon delivery of a notification by the Buyer with respect to any Non-Real Property Contract or Assumed Real Property Lease under Section 2.5(b)(i)(y) herein, the applicable Selling Entity shall move to assign such Non-Real Property Contract or Assumed Real Property Lease to the Buyer or the Buyer Designee as set forth in the applicable notice and shall assume and assign to, and the Buyer shall or shall cause such Buyer Designee to accept the assignment of, such Non-Real Property Contract or Assumed Real Property Lease. Upon the Buyer’s designation of a Non-Real Property Contract or any Real Property Lease under Section 2.5(b)(ii) herein, the applicable Selling Entity may move to reject such Non-Real Property Contract or Real Property Lease at any time following receipt of the Buyer’s respective notice. In the event that the Buyer has designated any Non-Real Property Contract as an Assumed Agreement or any Real Property Lease as an Assumed Real Property Lease prior to the applicable Designation Deadline, but has not delivered a notification with respect thereto in accordance with Section 2.5(b)(i)(y) prior to the date that is at least fourteen (14) days (or five (5) Business Days in any case where the Designation Deadline is the Closing Date) prior to the applicable Designation Deadline, then the applicable Selling Entity shall assume and assign, and Buyer shall, or shall cause a Buyer Designee to, accept the assignment of, such Assumed Agreement or Assumed Real Property Lease on the applicable Designation Deadline. In addition, without limiting the Buyer’s obligations pursuant to the proviso set forth in the first sentence of this Section 2.5(b), in the event that the Buyer has not provided a written designation pursuant to this Section 2.5(b) at least fourteen (14) days prior to the applicable Designation Deadline (or five (5) Business Days in any case where the Designation Deadline is the Closing Date) to designate any Non-Real Property Contract as an Assumed Agreement or any Real Property Lease as an Assumed Real Property Lease, then the Selling Entities may move to reject such Non-Real Property Contract or Real Property Lease as of the applicable Designation Deadline, and none of the Selling Entities shall have any obligation to assume or to assign any such Non-Real Property Contract or Real Property Lease to the Buyer or any Buyer Designee hereunder, and if Buyer has not provided written designation(s) pursuant to this Section 2.5(b) at least fourteen (14) days prior to the Designation Deadline with respect to at least 900 stores of the Business as Assumed Real Property Leases, then the Selling Entities shall be entitled to select in their discretion, by written notice to the Buyer, such additional Assumed Real Property Leases to satisfy such 900 store requirement, and Buyer shall be required to, or cause a Buyer Designee to, accept assignment of such Assumed Real Property Leases on the Designation Deadline for Real Property Leases.

(c)          After the Closing and prior to the applicable Designation Deadline, the Selling Entities shall not reject, terminate, amend, supplement, modify, waive any rights under, or create any Encumbrance with respect to any Non-Real Property Contract or any Real Property Lease, or increase any payments required to be paid thereunder (other than to the extent required pursuant to the terms thereof as in effect as of the date hereof) by any of the Selling Entities or any Buyer Designee contingent upon any such Non-Real Property Contract or Real Property Lease becoming an Assumed Agreement or Assumed Real Property Lease, without the prior written consent of the Buyer, unless the Buyer has provided notice to the Seller in writing designating such Non-Real Property Contract or Real Property Lease for rejection pursuant to Section 2.5(b).

(d)          In the case of any notice issued from time to time by the Buyer pursuant to Section 2.5(b) designating or removing any Non-Real Property Contract as an Assumed Agreement or not an Assumed Agreement, respectively, or Real Property Lease as an Assumed Real Property Lease or not an Assumed Real Property Lease, respectively, the Seller shall give notice to any affected counterparties to any such Non-Real Property Contract or Real Property Lease to which such notice relates of the removal or designation of such Contract as an Assumed Agreement or an Assumed Real Property Lease, as applicable, within three (3) Business Days of the Buyer notifying the Seller of such designation or removal pursuant to Section 2.5(b) (or such lesser time as is approved by the Bankruptcy Court). Buyer shall use commercially reasonable efforts to identify any Non-Real Property Contract or Real Property Lease that are to be designated for removal by the Buyer pursuant to Section 2.5(b) as promptly as practicable following the Closing, and shall remove, as promptly as possible following such designation, any assets that are Purchased Assets located within a facility that is subject to a Real Property Lease that is designated for removal by the Buyer pursuant to Section 2.5(b), it being understood that Selling Entities will have a limited time thereafter to vacate the premises and such Purchased Assets could be deemed abandoned in such process.

(e)          In the case of any removal or designation notice issued from time to time by the Buyer pursuant to Section 2.5(b) designating or removing any Real Property Lease for rejection, (i) Buyer shall be responsible for the removal and transportation (and any costs thereof) of any Inventory and any other Purchased Asset from the store locations that are subject to such Real Property Lease, which removal shall take place prior to such time as the Selling Entities are no longer entitled to occupy such stores pursuant to the Bankruptcy Code, (ii) any Inventory or other Purchased Asset not so removed by Buyer prior to such time shall be deemed abandoned without any change to the Purchase Price, and (iii) Buyer shall be responsible for any Liabilities of the Seller Entities that arise as a result of such abandonment under such Real Property Lease that constitute administrative expenses of the Selling Entities in the Bankruptcy Case.

(f)           As part of the Motions (or, as necessary in one or more separate motions), the Selling Entities shall request that by virtue of a Selling Entity providing fourteen (14) days’ notice of its intent to assume and assign any Contract, the Bankruptcy Court deem any non-debtor party to such Contract that does not file an objection with the Bankruptcy Court during such notice period to have given any required Consent to the assumption of the Contract by the Selling Entity and assignment to the Buyer or one or more Buyer Designees if, and to the extent that, pursuant to the Sale Order or other Bankruptcy Court Order, the applicable Selling Entity is authorized to assume and assign the Contract to the Buyer or any such Buyer Designee and the Buyer or any such Buyer Designee is authorized to accept such Assumed Agreement or Assumed Real Property Lease pursuant to Section 365 of the Bankruptcy Code.

(g)          In connection with the assumption and assignment by Buyer or a Buyer Designee of any Assumed Agreement or Assumed Real Property Lease pursuant to this Section 2.5, the cure amounts necessary to cure all defaults thereunder, if any, and to pay all actual or pecuniary losses that have resulted from such defaults, if any, and required to be paid pursuant to section 365 of the Bankruptcy Code in connection with the assumption and assignment of the Assumed Agreements and Assumed Real Property Leases (such amounts, the “Cure Payments”), negotiated by Buyer in its sole discretion, shall be paid by the Buyer, on or before the assumption and assignment of such Assumed Agreement or Assumed Real Property Lease in accordance with the terms of this Agreement. From and after the date hereof until such time as Buyer provides a removal or designation notice pursuant to Section 2.5(b) with respect to any such Contract, the Selling Entities will not take, or fail to take, any action that could increase, in any respect or amount, the Buyer’s liability for any Cure Payments required to be made pursuant to this Agreement. For the avoidance of doubt, no Cure Payment shall be payable by Buyer unless the amount thereof is agreed to by Buyer in its sole discretion; provided that no Assumed Agreement or Assumed Real Property Lease shall be assumed and assigned to Buyer under this Agreement until the applicable Cure Payment, if any, is so agreed to by Buyer and paid by Buyer, and no Selling Entity shall be, or be deemed to be, in breach of this Agreement solely as result of the failure of such Assumed Agreement or Assumed Real Property Lease to be transferred hereunder as a result of Buyer not agreeing to such Cure Payment.

(h)          The Seller shall use its commercially reasonable efforts to obtain an Order of the Bankruptcy Court to assign the Assumed Agreements and the Assumed Real Property Leases to the Buyer or any Buyer Designees (the “Assumption Approval”) on the terms set forth in this Section 2.5. In the event the Selling Entities are unable to assign any such Assumed Agreement or Assumed Real Property Lease to the Buyer or any such Buyer Designee pursuant to an Order of the Bankruptcy Court, then the Parties shall use their commercially reasonable efforts prior to the applicable Designation Deadline to obtain, and to cooperate in obtaining, all Consents and Governmental Authorizations from Governmental Authorities and third parties necessary to assume and assign such Assumed Agreement or Assumed Real Property Lease to the Buyer or such Buyer Designee (the “Necessary Consents”).

(i)           To the extent that any Consent or Governmental Authorization required to assign to the Buyer or any Buyer Designee any Assumed Agreement or Assumed Real Property Lease is not obtained by the applicable Designation Deadline, each Selling Entity will, with respect to each such Assumed Agreement or Assumed Real Property Lease, from and after the Closing and until the earliest to occur of (x) the date on which such applicable Consent is obtained, and (y) the date on which such Contract is rejected following a removal notice by the Buyer pursuant to Section 2.5(b), use commercially reasonable efforts during the term of such Assumed Agreement or Assumed Real Property Lease to (i) provide to the Buyer or any Buyer Designee, as applicable, the benefits under such Assumed Agreement or Assumed Real Property Lease, (ii) cooperate in any reasonable and lawful arrangement (including holding such Contract in trust for the Buyer or any Buyer Designee, as applicable, pending receipt of the required Consent or Governmental Authorization) designed to provide such benefits to the Buyer or any Buyer Designee, as applicable, and (iii) enforce for the account of the Buyer or any Buyer Designee, as applicable, any rights of such Selling Entity under such Assumed Agreement or Assumed Real Property Lease (including the right to elect to terminate such Assumed Agreement or Assumed Real Property Lease in accordance with the terms thereof upon the written direction of the Buyer). The Buyer will, and, as applicable, will cause the Buyer Designees to, cooperate with the Selling Entities in order to enable the Selling Entities to provide to the Buyer or any Buyer Designee that purchase any Purchased Assets hereunder the benefits contemplated by this Section 2.5(i), and Buyer shall promptly pay any and all costs and expenses incurred by the Selling Entities or their Representatives in connection with the performance by the Selling Entities of their obligations under this Section 2.5(i).

(j)           The Buyer shall pay, and shall be solely responsible for any and all Liabilities arising under any Non-Real Property Contract or Real Property Lease (and any Liabilities incurred in the operation of any store that is subject to any such Real Property Lease in accordance with the remainder of this Section 2.5(j)) from and after the Closing until (i) such Non-Real Property Contract or Real Property Lease has, in accordance with this Section 2.5, been assumed and assigned to the Buyer or a Buyer Designee or (ii) the Buyer has provided written notice to the Seller in accordance with Section 2.5(b) specifying the designation or removal of such Non-Real Property Contract or Real Property Lease and Seller has had a reasonable opportunity to reject such Non-Real Property Contract or Real Property Lease (which in no event shall be longer than ten (10) days after the delivery of such written notice) (such Liabilities, the “Contract Designation Liabilities”). In addition, the Buyer shall perform, or shall cause to be performed, any and all obligations of the Selling Entities arising under any Non-Real Property Contract or Real Property Lease from and after the Closing until such Non-Real Property Contract or Real Property Lease has, in accordance with this Section 2.5, been (i) assumed and assigned to the Buyer or a Buyer Designee or (ii) the Buyer has provided written notice to the Seller in accordance with Section 2.5(b) specifying the designation or removal of such Non-Real Property Contract or Real Property Lease and Seller has had a reasonable opportunity to reject such Non-Real Property Contract or Real Property Lease (which in no event shall be longer than ten (10) days after the delivery of such written notice). Buyer shall satisfy (or cause to be satisfied) all such Liabilities directly, when due, in accordance with their terms.

(k)          Subject to the terms and conditions of this Section 2.5 and Buyer’s compliance with Section 2.5(j), effective upon the Closing, the Selling Entities hereby grant to the Buyer and the Buyer Designees the right to use, occupy, operate, manage and conduct business at each location of real property which is the subject of a Real Property Lease, including to sell Inventory and other merchandise (whether then located therein or thereafter newly stocked) from such locations, until the earlier of (i) the date such Real Property Lease has, in accordance with this Section 2.5, been assumed and assigned to the Buyer or a Buyer Designee and (ii) the date the Buyer has provided written notice to the Seller in accordance with Section 2.5(b) specifying the designation or removal of such Real Property Lease (or the date at least fourteen (14) days prior to the applicable Designation Deadline if Buyer has not provided a written designation pursuant to this Section 2.5(b) to designate such Real Property Lease as an Assumed Real Property Lease prior to such date, unless such Real Property Lease shall become an Assumed Real Property Lease pursuant to the final sentence of Section 2.5(b)) and Seller has had a reasonable opportunity to reject such Real Property Lease (which in no event shall be longer than ten (10) days after the delivery of such written notice). All proceeds resulting from or in connection with the operations conducted by Buyer and the Buyer Designees at each location of real property which is the subject of a Real Property Lease shall be the sole property of the Buyer and the Buyer Designees and, accordingly, are Purchased Assets; provided that Buyer shall be responsible for any and all Liabilities arising from or in connection with such occupancy, operations, management and conduct.

(l)           Notwithstanding the foregoing, a Contract shall not be an Assumed Agreement or Assumed Real Property Lease hereunder and shall not be assigned to, or assumed by, the Buyer (or a Buyer Designee) to the extent that such Contract (i) is rejected by a Selling Entity or terminated by a Selling Entity or the other party thereto, or terminates or expires by its terms, on or prior to the Designation Deadline and is not continued or otherwise extended upon assumption, or (ii) subject to Section 2.5(i), requires a Consent or Governmental Authorization (other than, and in addition to, that of the Bankruptcy Court) in order to permit the sale or transfer to the Buyer (or a Buyer Designee) of the Selling Entities’ rights under such Contract, and no such Consent or Governmental Authorization has been obtained prior to the applicable Designation Deadline. In addition, a Permit shall not be assigned to, or assumed by, the Buyer (or a Buyer Designee) to the extent that such Permit requires a Consent or Governmental Authorization (other than, and in addition to, that of the Bankruptcy Court) in order to permit the sale or transfer to the Buyer (or a Buyer Designee) of the Selling Entities’ rights under such Permit, and no such Consent or Governmental Authorization has been obtained prior to the Closing.

Section 2.6           Allocation. The Buyer shall, promptly following the final determination of the Purchase Price in accordance with Section 3.2, but no later than sixty (60) days following the determination of the final Purchase Price, deliver to the Seller an allocation of the Purchase Price (and the Assumed Liabilities, to the extent properly taken into account under the Code) among the Purchased Assets (the “Allocation”) in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder, which Allocation shall be reasonably acceptable to Seller. If Seller delivers a written objection within thirty (30) days after receipt of the draft Allocation proposed by Buyer, then Buyer and Seller shall negotiate in good faith to resolve any such objection, and, if Seller and Buyer cannot resolve such dispute within thirty (30) days of Buyer’s receipt of Seller’s objection, then each of Seller and Buyer shall be free to file their own Allocation on Form 8594. The Parties agree to file all Tax Returns (including the filing of Form 8594 with their United States federal income Tax Return for the taxable year that includes the date of the Closing) consistent with an agreed Allocation (if applicable) unless otherwise required by applicable Law. In administering the Bankruptcy Case, the Bankruptcy Court shall not be required to apply the Allocation in determining the manner in which the Purchase Price should be allocated as between the Selling Entities and their respective estates.

Article III
PURCHASE PRICE; DEPOSIT

Section 3.1           Purchase Price; Closing Payment.

(a)          In consideration for the Purchased Assets, and subject to the terms and conditions of this Agreement, and the entry and effectiveness of the Sale Order, at the Closing, the Buyer and/or one or more Buyer Designees shall assume the Assumed Liabilities by executing the Assumption Agreement and the Buyer shall pay in accordance with Section 3.1(b) and 3.2(d), an amount equal to five hundred forty million dollars ($540,000,000) (the “Base Amount” and the Base Amount, as finally adjusted in accordance with Section 3.2, the “Purchase Price”).

(b)          On the Closing Date, the Buyer shall pay or caused to be paid to the Seller, by wire transfer of immediately available funds to an account designated by the Seller prior to the Closing, an amount in cash equal to (i) the Base Amount, plus (ii) the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Targeted Net Working Capital Amount, minus (iii) the amount, if any, by which the Targeted Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, minus (iv) the Estimated Indebtedness, plus (v) the Estimated Deadband Exceptions, minus (vi) the Deposit (such amount, the “Closing Payment”).

Section 3.2           Post-Closing Purchase Price Adjustment.

(a)          Estimated Purchase Price. Not later than four (4) Business Days before the Closing, the Seller shall deliver to the Buyer a certificate of the Seller that (i) sets forth in reasonable detail the Seller’s reasonable estimate of each of the Closing Net Working Capital Amount (the “Estimated Net Working Capital Amount”) and the Closing Deadband Exceptions (the “Estimated Deadband Exceptions”), along with reasonable supporting detail therefor, with such estimates prepared in accordance with the following priority of principles (and to the extent of any conflict among such principles, such estimates shall be determined pursuant to the following hierarchy of principles) (1) the specific principles set forth on Schedule 1.1(b), (2) to the extent not addressed by (1), GAAP, and only to the extent consistent with GAAP, the principles applied in a manner consistent with the preparation of the Audited Financial Statements on a going concern basis and using the same accounting methods, policies, practices and year-end procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Audited Financial Statements, including a reconciliation of all significant accounts, and (3) to the extent not addressed by (1) or (2), GAAP as in effect as of October 3, 2020 (the “Accounting Principles”), (ii) confirms that the Estimated Net Working Capital Amount and the Estimated Deadband Exceptions were prepared in good faith and in accordance with the Accounting Principles and (iii) sets forth in reasonable detail the Seller’s reasonable estimate of the Closing Indebtedness (the “Estimated Indebtedness”). Seller shall provide Buyer with a reasonable opportunity to review the certificate contemplated by the preceding sentence, and shall make available to Buyer all information reasonably requested by Buyer to assist in its review thereof and shall consider in good faith Buyer’s reasonable comments thereto, including with respect to the calculations of the Estimated Net Working Capital Amount, the Estimated Deadband Exceptions and the Estimated Indebtedness.

(b)          Calculation. As promptly as practicable, but in no event later than sixty (60) days following the Closing Date, the Buyer shall, at its expense, (i) cause to be prepared, in accordance with the Accounting Principles and this Agreement, a statement (the “Closing Date Schedule”) setting forth in reasonable detail Buyer’s calculation of each of the line items comprising, and the Buyer’s calculation of, the Closing Net Working Capital Amount and the Closing Deadband Exceptions, (ii) deliver to the Seller the Closing Date Schedule, together with a certificate of the Buyer confirming that the Closing Date Schedule was prepared in good faith and in accordance with the Accounting Principles and this Agreement, and (iii) cause to be prepared, in accordance with the Accounting Principles and this Agreement, a statement setting forth in reasonable detail Buyer’s calculation of Closing Indebtedness (the “Indebtedness Schedule”), and deliver to the Seller the Indebtedness Schedule together with a certificate of the Buyer confirming that the Indebtedness Schedule was prepared in good faith and in accordance with the Accounting Principles and this Agreement. Each of the items required by this Section 3.2(b) (1) will not include any changes in assets or liabilities as a result of purchase accounting adjustments and (2) as required by the Accounting Principles, will take into due account all facts and circumstances, including those in existence as of the Closing, together with all such facts and circumstances that may arise from and after the Closing. The Parties agree that the purpose of this Section 3.2 is solely to accurately measure changes (if any) in (x) the amounts of Closing Net Working Capital, Closing Deadband Exceptions and Closing Indebtedness from (y) the respective amounts set forth in the Estimated Net Working Capital Amount, the Estimated Deadband Exceptions and the Estimated Indebtedness.

(c)          Review; Disputes.

(i)           The Buyer and the Seller shall, and shall cause their respective Representatives to, cooperate and assist in the preparation of the Closing Date Schedule, the Indebtedness Schedule and the calculations of the Closing Net Working Capital Amount and the Closing Deadband Exceptions, and in the conduct of the review referred to in Section 3.2(b) and this Section 3.2(c). Without limiting the foregoing, from and after the Closing until the end of the Review Period, the Buyer shall provide the Seller and its Representatives with full access to the books, records and employees of the Buyer and its Subsidiaries, including any applicable Documentary Materials and any related work papers of Representatives of Buyer, upon reasonable notice and during regular business hours for the purposes of enabling the Seller and its Representatives to calculate, and to review the Buyer’s calculations of, the Closing Net Working Capital Amount and the Closing Deadband Exceptions, and to review Buyer’s preparation of the Closing Date Schedule and the Indebtedness Schedule.

(ii)           If the Seller disputes the preparation of the Closing Date Schedule or the Indebtedness Schedule, the determination of any item shown thereon on, or the omission of any item therefrom, or the calculations of the Closing Net Working Capital Amount, the Closing Deadband Exceptions or Closing Indebtedness, then the Seller shall deliver a written notice disagreeing with the preparation of the Closing Date Schedule or the Indebtedness Schedule and/or the calculations of the Closing Net Working Capital Amount or the Closing Deadband Exceptions and setting forth the Seller’s disagreement with respect thereto (a “Dispute Notice”) to the Buyer at any time during the thirty (30) day period commencing upon receipt by the Seller of the Closing Date Schedule and the Indebtedness Schedule and the related certificate from the Buyer, all as prepared by the Buyer in accordance with the requirements of Section 3.2(b) (with such thirty (30) day period subject to extension for any failure by Buyer to provide access to Seller and its Representatives in accordance with Section 3.2(c)(i), the “Review Period”). The Dispute Notice shall set forth the basis for the dispute of any relating calculation, to the extent applicable, in reasonable detail.

(iii)          If the Seller does not deliver a Dispute Notice to the Buyer prior to the expiration of the Review Period, the Closing Date Schedule and the Indebtedness Schedule as delivered by the Buyer and the Buyer’s calculations of the Closing Net Working Capital Amount, the Closing Deadband Exceptions and the Closing Indebtedness set forth in the Closing Date Schedule and the Indebtedness Schedule, as the case may be, shall be deemed final and binding on the Selling Entities and Buyer for all purposes, except to the extent otherwise agreed in writing by Seller and Buyer.

(iv)          If the Seller delivers a Dispute Notice to the Buyer prior to the expiration of the Review Period, then the Seller and the Buyer shall use commercially reasonable efforts to reach agreement on the Closing Date Schedule, the Indebtedness Schedule and the Closing Net Working Capital Amount, the Closing Deadband Exceptions and Closing Indebtedness, and all such discussions related thereto will be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of any such discussions) and any applicable similar state rule. If the Seller and the Buyer are unable to reach agreement on the Closing Date Schedule, the Indebtedness Schedule, the Closing Net Working Capital Amount, the Closing Deadband Exceptions or Closing Indebtedness within thirty (30) days after the end of the delivery of the Dispute Notice, the Seller and the Buyer shall engage, refer such dispute to and execute a customary engagement letter with Alix Partners, or, in the event Alix Partners declines to accept engagement hereunder, such other nationally recognized certified public accounting firm as is reasonably acceptable to the Parties (the “Accountant”) for resolution and (A) such resolution shall be based solely on written materials submitted by the Parties and in accordance with this Agreement (i.e., not on the basis of an independent review) and acting only as an expert and not as an arbitrator; provided that upon request from the Accountant, or as mutually agreed by the Parties in writing, the Parties may meet with the Accountant so long as representatives of both Parties are present (including by telephone) at such meeting and the Accountant may consider any oral submissions made at such meeting in making its determination, (B) the Accountant shall (and the Parties shall instruct the Accountant to) determine the final Closing Date Schedule, the Indebtedness Schedule, the Closing Net Working Capital Amount, the Closing Deadband Exceptions and the Closing Indebtedness in accordance with the terms of this Agreement within thirty (30) days of such referral and upon reaching such determination shall deliver a copy of the its final calculations of the Closing Net Working Capital Amount, the Closing Deadband Exceptions and Closing Indebtedness (the “Final Calculations”) to the Buyer and the Seller, and (C) the determination made by the Accountant of the Closing Net Working Capital Amount, the Closing Deadband Exceptions and Closing Indebtedness shall be final and binding on the Selling Entities and the Buyer for all purposes of this Agreement. In calculating the Closing Net Working Capital Amount, the Closing Deadband Exceptions and the Closing Indebtedness, the Accountant (x) shall be limited to addressing any particular disputes referred to in the Dispute Notice and (y) any such calculation of the Closing Net Working Capital Amount, the Closing Deadband Exceptions and Closing Indebtedness shall, with respect to any disputed item, be no greater than the higher amount calculated by the Seller or the Buyer, and no less than the lower amount calculated by the Seller or the Buyer, as the case may be, in each case as set forth in their respective deliveries pursuant to Section 3.2(b) and Section 3.2(c)(ii). The Final Calculations shall reflect in detail the differences, if any, between the Closing Net Working Capital Amount reflected therein and the Closing Net Working Capital Amount set forth in the Closing Date Schedule, between the Closing Deadband Exceptions reflected therein and the Closing Deadband Exceptions set forth in the Closing Date Schedule or between Closing Indebtedness reflected therein and Closing Indebtedness set forth on the Indebtedness Schedule. The Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the disputed portions of the Closing Net Working Capital Amount, the Closing Deadband Exceptions and the Closing Indebtedness as originally submitted to the Accountant. For example, should the disputed portions total in amount to $1,000 and the Accountant awards $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by the Buyer and 40% of the costs would be borne by the Seller.

(d)          Payment Upon Final Determination of Adjustments.

(i)            If (A) the Estimated Net Working Capital Amount is greater than (B) the Closing Net Working Capital Amount, as finally determined in accordance with Section 3.2(c), then the Selling Entities shall pay (or cause to be paid) to the Buyer, an amount equal to such difference; provided that, no payment shall be made by the Selling Entities to the Buyer pursuant to this sentence in the event that such difference is not greater than $5,000,000.

(ii)           If (A) the Closing Net Working Capital Amount, as finally determined in accordance with Section 3.2(c), is greater than (B) the Estimated Net Working Capital Amount, then the Buyer shall pay (or cause to be paid) to the Seller an amount equal to such difference; provided that, no payment shall be made by the Buyer to the Seller pursuant to this sentence in the event that such difference is not greater than $5,000,000.

(iii)          If (A) the Estimated Indebtedness is less than (B) the Closing Indebtedness, as finally determined in accordance with Section 3.2(c), then the Selling Entities shall pay (or cause to be paid) to the Buyer, an amount equal to such difference.

(iv)          If (A) the Closing Indebtedness, as finally determined in accordance with Section 3.2(c), is less than (B) the Estimated Indebtedness, then the Buyer shall pay (or cause to be paid) to the Seller, an amount equal to such difference.

(v)           If the amount of the Closing Deadband Exceptions, as finally determined in accordance with Section 3.2(c), differs from the amount of the Estimated Deadband Exceptions, then the Buyer or the Selling Entities, as the case may be, shall pay to the other, an amount equal to the difference between the determination of the Closing Payment as actually previously determined pursuant to Section 3.1(b) (using the amount of the Estimated Deadband Exceptions) as compared to a hypothetical determination of the amount of the Closing Payment pursuant to Section 3.1(b) as if the Closing Deadband Exceptions had instead been substituted therein (with all other items used in the actual determination of the Closing Date Payment remaining unchanged).

(vi)          The net amount payable pursuant to this Section 3.2(d) shall be paid in cash within two (2) Business Days following the final determination of the Closing Net Working Capital Amount, the Closing Deadband Exceptions and Closing Indebtedness in accordance with Section 3.2(c), by wire transfer of immediately available funds to an account designated by the Seller or Buyer, as applicable.

(vii)         If the net amount payable pursuant to this Section 3.2(d) is payable to the Buyer (such amount, the “Buyer Adjustment Amount”), then the Parties will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay on behalf of Seller: (A) if the Buyer Adjustment Amount is greater than or equal to the then-current balance of the Escrow Account (the “Adjustment Escrow Amount”), to Buyer an amount equal to the Adjustment Escrow Amount and (B) if the Buyer Adjustment Amount is less than the Adjustment Escrow Amount, (1) to Buyer an amount equal to the Buyer Adjustment Amount and (2) to Seller the remainder of the Adjustment Escrow Amount from the Escrow Account.

(viii)         If the net amount payable pursuant to this Section 3.2(d) is payable to the Seller (such amount, the “Seller Adjustment Amount”), then (A) Buyer will pay to Seller an amount equal to the lesser of (i) the Seller Adjustment Amount and (ii) the Adjustment Escrow Amount and (B) the Parties will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Seller the Adjustment Escrow Amount from the Escrow Account.

(ix)            Each of the Parties agrees that (A) the payment of the Buyer Adjustment Amount (if any) from the Adjustment Escrow Amount in the Escrow Account in accordance with the Escrow Agreement will be the sole and exclusive remedy for Buyer for payment of the Buyer Adjustment Amount, if any, and the Adjustment Escrow Amount in the Escrow Account will be Buyer’s sole and exclusive source of recovery for any amounts owing to Buyer pursuant to this Section 3.2(d), even if the Buyer Adjustment Amount exceeds the Adjustment Escrow Amount, and (B) the adjustments to Closing Net Working Capital Amount, Closing Deadband Exceptions and/or Closing Indebtedness provided for in this Section 3.2, and the dispute resolution provisions provided for in this Section 3.2, will be the exclusive remedy for the matters addressed or that could be addressed by this Section 3.2. For the avoidance of doubt, and without limiting the generality of the foregoing, no claim by Buyer or any of its Affiliates or Representatives for the payment of the Buyer Adjustment Amount, if any, will be asserted against any of the Selling Entities, unless the Selling Entities fail to comply with the terms and conditions of this Section 3.2.

(e)           Adjustments for Tax Purposes. Any payments made pursuant to this Section 3.2 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

Section 3.3             Deposit Escrow. On or before 5:00PM (Eastern Time) on November 27, 2020, the Seller and the Buyer shall have entered into the escrow agreement appended hereto as Exhibit F (the “Escrow Agreement”), with First Republic Bank (the “Escrow Agent”), and the Buyer shall have deposited into escrow with the Escrow Agent an amount equal to fifty-four million dollars ($54,000,000) (such amount, together with any interest accrued thereon prior to the Closing Date, the “Deposit”) by wire transfer of immediately available funds pursuant to the terms of the Escrow Agreement to an account specified therein (the “Escrow Account”). Subject to the following sentence and Section 3.2, the Deposit shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any of the Selling Entities or the Buyer. The Deposit shall become payable to the Seller upon the earlier of (a) such time as it is released in accordance with the terms and conditions of Section 3.2(d), or (b) the termination of this Agreement pursuant to Section 9.1(c) (a “Buyer Default Termination”). In such event, Buyer shall have no further Liability hereunder and shall not be subject to Section 10.12. Each of the Parties expressly acknowledges and agrees that in the event that the Deposit is retained by the Seller pursuant to this Section 3.3, (x) the Seller’s right to receive payment of such amount shall constitute the sole and exclusive remedy of the Selling Entities against the Buyer and each of its Affiliates for all losses and damages in respect of the Transaction Documents and the transactions contemplated thereby; and (y) none of the Selling Entities shall be entitled to commence or pursue any Action against any of the Buyer of any of its Affiliates arising out of or in connection with the Transaction Documents or the failure to consummate the transactions contemplated thereby. Prior to the Closing (including as a result of any Buyer Default Termination or any other failure by Buyer to consummate the transactions contemplated hereby), the maximum aggregate liability of the Buyer and its Affiliates for losses and damages in connection with the Transaction Documents and the transactions contemplated thereby shall be limited to the Deposit, and no Selling Entity shall seek or obtain, nor shall it cause or direct any of its Representatives or any other Person on its or their behalf to seek or obtain, any recovery or award or any losses or damages of any kind (including damages for the loss of the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or any consequential, special, expectancy, indirect or punitive damages), in the aggregate, in excess of the Deposit against the Buyer or any of its Affiliates, collectively, and recovery of the Deposit from the Escrow Account in accordance with the terms of the Escrow Agreement will be the Selling Entities’ sole and exclusive source of recovery for any amounts owing to them as a result of any Buyer Default Termination or any other failure by Buyer to consummate the transactions contemplated hereby. The Parties agree that the Seller’s right to retain the Deposit, as set forth in this Section 3.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Selling Entities for their respective efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. At the Closing, the entirety of the Deposit shall remain in the Escrow Account in accordance with the Escrow Agreement until released in accordance with the terms and conditions of Section 3.2(d). In the event the Deposit becomes payable to the Seller by reason of a Buyer Default Termination, the Escrow Agent shall, within two (2) Business Days after receiving notice of such Buyer Default Termination from Seller, disburse the Deposit to an account designated by the Seller by wire transfer of immediately available funds to be retained by the Seller for its own account. If this Agreement or the transactions contemplated herein are terminated other than for a termination which constitutes a Buyer Default Termination, the Seller and the Buyer shall instruct the Escrow Agent to, and the Escrow Agent shall, within two (2) Business Days after such instruction, return to the Buyer the Deposit by wire transfer of immediately available funds. The Parties agree to promptly deliver any joint instruction that the Escrow Agent may require to effectuate the payments contemplated by this Section 3.3. The Escrow Agent’s escrow fees and charges shall be paid by the Buyer.

Section 3.4             Withholding. The Buyer shall be entitled to withhold, and shall withhold, from any amount otherwise payable to any of the Selling Entities under this Agreement any withholding Taxes required by applicable Tax Law to be withheld from the amounts so payable. Any amount so withheld and paid over to the appropriate Governmental Authority pursuant to this Section 3.4 shall be deemed to have been paid over to the applicable Selling Entities for all purposes of this Agreement. If the Buyer determines that it is required to withhold from any amount payable to any of the Selling Entities under this Agreement, it will notify the Seller at least ten (10) days prior to such payment and will work in good faith with the Seller and the appropriate Selling Entities to eliminate or minimize such withholding. To the extent the Buyer deducts or withholds any amount from Seller that was not required to be deducted or withheld and was not paid over to an appropriate Governmental Authority, the Buyer shall promptly return such amount to Seller, as applicable, within 10 days of a reasonable, mutual good faith determination by the Buyer and the Seller that such amount was improperly deducted or withheld.

Article IV
THE CLOSING

Section 4.1             Time and Place of the Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article VIII of this Agreement, the closing of the sale of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (the “Closing”) will take place by telephone conference and electronic exchange of documents (or, if the Parties agree to hold a physical closing, at the offices of Kirkland & Ellis LLP, 300 North LaSalle Drive, Chicago, Illinois 60654), at 10:00 a.m. (Eastern time) no later than the second (2nd) Business Day following the date on which the conditions set forth in Article VIII have been satisfied or, to the extent permitted, waived by the applicable Party in writing (other than conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at or prior to the Closing), or at such other place and time as the Buyer and the Seller may mutually agree. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

Section 4.2             Deliveries by the Seller. At or prior to the Closing, the Seller shall deliver the following to the Buyer:

(a)           the Bill of Sale, duly executed by the Selling Entities;

(b)           the Assumption Agreement, duly executed by the Selling Entities;

(c)           the IP Assignment Agreement, duly executed by the applicable Selling Entities;

(d)           Deeds with respect to all Owned Real Property, duly executed by the applicable Selling Entities and any other document or instrument required to be executed or delivered by any Selling Entity in order to record any Deed; provided that none of such documents or instruments shall expand the representations and warranties or covenants of any Selling Entity herein, or any rights or remedies of Buyer or the Buyer Designees with respect thereto (other than, in each case, to a de minimis extent);

(e)           a copy of the Sale Order as entered by the Bankruptcy Court;

(f)            the certificate contemplated by Section 8.2(c);

(g)           a properly executed certificate of non-foreign status prepared in accordance with Treasury Regulations Section 1.1445-2(b) from each Selling Entity;

(h)           certificates representing all of the Equity Interests, duly endorsed (or accompanied by duly executed stock or similar powers) by the Selling Entity owning such Equity Interests in blank or for transfer to the Buyer or a Buyer Designee, if such Equity Interests are certificated, or other appropriate instruments necessary to transfer such Equity Interests to the Buyer and any applicable Buyer Designees;

(i)            termination statements, lien releases, discharges, financing change statements or other documents, notices or other instruments as the Buyer may reasonably deem necessary to release all Encumbrances of record on file as of the Closing with any Governmental Authority (other than Permitted Encumbrances), if any, on the assets of the Acquired Subsidiaries, each in form and substance reasonably satisfactory to the Buyer duly executed by any holders of such Encumbrances; and

(j)             to the extent requested in writing by the Buyer not later than five (5) Business Days prior to the Closing Date, written resignations from each director and officer of the Acquired Subsidiaries.

Section 4.3             Deliveries by the Buyer. At or prior to the Closing, the Buyer shall deliver the following to the Seller:

(a)            the Closing Payment;

(b)            the Assumption Agreement and the IP Assignment Agreement, duly executed by the Buyer and, to the extent applicable, one or more Buyer Designees; and

(c)            the certificate contemplated by Section 8.3(c).

Article V
REPRESENTATIONS AND WARRANTIES OF THE SELLING ENTITIES

Subject to (a) any information contained, or incorporated by reference, in any current, annual or quarterly report filed with the United States Securities and Exchange Commission (the “SEC”) by the Seller after August 3, 2019 and prior to the date hereof (other than (i) information contained in any “Risk Factors” section of such reports that are not statements of historical fact and (ii) any forward looking statements contained therein), (b) such exceptions as are disclosed in the Seller Disclosure Schedule delivered by the Seller to the Buyer concurrently with the execution and delivery of this Agreement, and (c) such exceptions as result from the filing and commencement of the Bankruptcy Case, the Selling Entities represent and warrant to the Buyer as of the date hereof as follows:

Section 5.1             Organization, Standing and Corporate Power. Each Selling Entity and each Acquired Subsidiary is a corporation or other entity duly organized, validly existing and in good standing (if such concept is recognized) under the laws of the jurisdiction of its incorporation, formation or organization. Each Selling Entity is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a Material Adverse Effect.

Section 5.2             Subsidiaries.

(a)            Section 5.2(a) of the Seller Disclosure Schedule identifies (i) each direct and indirect Subsidiary of the Seller, its jurisdiction of formation, and all owners of equity interests of each such Subsidiary and the number or percentage of equity interests owned by each such owner and (ii) all equity interests that are owned directly or indirectly by the Seller of Persons who are not direct or indirect Subsidiaries of the Seller. Except as set forth in Section 5.2(a) of the Seller Disclosure Schedule, all of the outstanding capital stock of, or other ownership interests in, each Selling Entity (other than the Seller) and all of the Equity Interests are owned beneficially and of record by the Seller, directly or indirectly.

(b)            All of the Equity Interests have been duly authorized and are validly issued, fully paid and nonassessable and will be free and clear of any Encumbrances (other than generally applicable transfer restrictions under applicable securities laws and except to the extent that such Encumbrances will not be enforceable against the Equity Interests following the Closing in accordance with the Sale Order) and were not issued in violation of any preemptive or similar rights.

(c)            Except as set forth in Section 5.2(c) of the Seller Disclosure Schedule, there are no currently outstanding or authorized options, warrants, rights, contracts, rights of first refusal or first offer, calls, preemptive rights, puts, rights to subscribe, conversion rights, or other agreements or commitments to which any Selling Entity is a party or which are binding upon any Selling Entity or Acquired Subsidiary providing for the issuance, disposition, or acquisition of the capital stock of any of the Acquired Subsidiaries or securities convertible into or exchangeable for the capital stock of any Acquired Subsidiaries. Except as set forth in Section 5.2(c) of the Seller Disclosure Schedule, there are no (i) outstanding obligations of the Acquired Subsidiaries to repurchase, redeem or otherwise acquire any of its capital stock or (ii) voting trusts, proxies or other agreements among the stockholders of the Acquired Subsidiaries with respect to the voting or transfer of its capital stock. Except as set forth in Section 5.2(c) of the Seller Disclosure Schedule, there are no outstanding or authorized equity appreciation, phantom equity, or similar rights with respect to the Acquired Subsidiaries.

Section 5.3             Authority Relative to this Agreement. Subject to the applicable provisions of the Bankruptcy Code, each of the Selling Entities has all necessary corporate or similar authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, upon entry and effectiveness of the Sale Order, will have all necessary corporate or similar authority to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which any Selling Entity is party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors or equivalent governing body of each Selling Entity, and no other corporate or similar proceeding on the part of such Selling Entity are necessary to authorize this Agreement or the other Transaction Documents to which it is party or to consummate the transactions contemplated hereby or thereby. Subject to the applicable provisions of the Bankruptcy Code, this Agreement has been duly and validly executed and delivered by each Selling Entity, and, upon their execution and delivery in accordance with the terms of this Agreement, each of the other Transaction Documents to which any Selling Entity is party will have been duly and validly executed and delivered by each Selling Entity, and assuming that this Agreement and the other Transaction Documents to which it is party constitute valid and binding agreements of the Buyer and each applicable Buyer Designee to the extent that it is a party thereto, and, subject to the entry and effectiveness of the Sale Order, and the execution and delivery of such other Transaction Documents in accordance with the terms hereof, this Agreement and the other Transaction Documents constitute valid and binding agreements of each Selling Entity party thereto, enforceable against such Selling Entity in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 5.4             No Violation; Consents.

(a)            Except as described in Section 5.4(a) of the Seller Disclosure Schedule, except to the extent excused by or rendered unenforceable against the Selling Entities, the Buyer or a Buyer Designee as a result of the Bankruptcy Case and except for the entry and effectiveness of the Sale Order, neither the execution and delivery of this Agreement nor the sale by any Selling Entity of any Purchased Assets pursuant to this Agreement will (with or without notice or lapse of time) conflict with or result in any breach of (i) any provision of any Selling Entity’s or Acquired Subsidiaries’ Certificate of Incorporation or Bylaws (or similar organizational documents), (ii) subject to the matters referred to in Section 5.4(b), any Law applicable to any Selling Entity, the Business, the Purchased Assets or the Acquired Subsidiaries, or (iii) except for any Contract or Permit that is the subject of Section 2.5(i) or (l), violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, Permit, franchise or other instrument or arrangement to which any of the Selling Entities or Acquired Subsidiaries is a party as of the Closing and which constitutes a Purchased Asset or Assumed Liability, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) as of the Closing on any of the Purchased Assets, except to the extent that any such rights of termination, amendment, acceleration, suspension, revocation or cancellation as a result of such Encumbrance will not be enforceable against such Purchased Asset or Assumed Liability following the Closing in accordance with the Sale Order, and except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach or default that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            No Consent of any Governmental Authority is required to be obtained by or with respect to any Selling Entity or the Acquired Subsidiaries in connection with the execution and delivery of this Agreement, or the consummation by the Selling Entities of the transactions contemplated by this Agreement, except for (i) the Consents set forth in Section 5.4(b) of the Seller Disclosure Schedule, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of applicable securities Laws, (iv) the entry of the Sale Order by the Bankruptcy Court, (v) Consents to the transfer or assignment of Permits that constitute Purchased Assets, and (vi) such other Consents where the failure to obtain such Consents would not reasonably be expected to result in a Material Adverse Effect.

(c)            The Business does not generate revenue from, or otherwise sell any products or services to customers located in, any jurisdictions other than the United States of America.

Section 5.5             Legal Proceedings and Orders. Except as described in Section 5.5 of the Seller Disclosure Schedule, other than in connection with the Bankruptcy Case, there is no Legal Proceeding pending before any Governmental Authority and, to the Knowledge of the Seller, no Person has threatened in writing to commence any such Legal Proceeding, (a)(i) that relates to any of the Purchased Assets or (ii) is against or involving any of the Acquired Subsidiaries, in any Legal Proceeding described in clause (i) or (ii), that seeks monetary relief in an amount not exceeding $1,000,000 for any individual claim or $2,000,000 in the aggregate for all related claims, or (b)  that would reasonably be expected to have the effect of preventing or making illegal any of the transactions contemplated by this Agreement. As of the date of this Agreement and except as described in Section 5.5 of the Seller Disclosure Schedule, there is no Order to which any of the Selling Entities, any of the Purchased Assets or the Acquired Subsidiaries are subject.

Section 5.6             Compliance with Law. To the Knowledge of Seller, except as would not reasonably be expected to result in a Material Adverse Effect, each of the Selling Entities and the Acquired Subsidiaries (i) has been since August 3, 2019, and is, in compliance with all Laws and Orders relating to the Purchased Assets (including the use thereof) and the conduct of the Business, (ii) is not in violation of any such Law or Order, and (iii) has not received any written notice from any Governmental Authority that any violation of any such Law or Order exists, in each case except as set forth in Section 5.6 of the Seller Disclosure Schedule.

Section 5.7             Seller SEC Reports; Financial Statements.

(a)            Except as set forth in Section 5.7(a) of the Seller Disclosure Schedule, the Seller has timely filed all reports, schedules, forms, statements or other documents required to be filed by it under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), as the case may be, since August 3, 2019 (collectively, the “Seller SEC Reports”). Each Seller SEC Report (i) as of its date (or, if subsequently amended or supplemented, at the time of such amendment or supplement), complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, as in effect on the date so filed and (ii) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Subsidiary of the Seller is separately subject to the periodic reporting requirements of the Exchange Act.

(b)            Each of the consolidated financial statements of the Seller contained in the Annual Report on Form 10-K for the fiscal year ended August 3, 2019 and in the Quarterly Report on Form 10-Q for the fiscal quarters ended November 2, 2019, February 1, 2020 and May 2, 2020 filed with the SEC (collectively, the “Seller Financial Statements”) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and in the case of unaudited quarterly financial statements, as permitted by Form 10 Q under the Exchange Act) and presents fairly, in all material respects, the consolidated financial position of the Seller as of the respective dates thereof and the consolidated statements of operations, stockholder’s equity and cash flows of the Seller for the respective periods indicated therein (subject, in the case of unaudited financial statements, to normal period end adjustments).

(c)            The Selling Entities and the Acquired Subsidiaries do not have any Indebtedness or other Liabilities of a nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Seller (or in the notes thereto) that were not disclosed or reserved against in the Seller Financial Statements (including the notes thereto), except for Indebtedness or other Liabilities (i) which would not reasonably be expected to result in a Material Adverse Effect, (ii) that were incurred after May 2, 2020 in the ordinary course of business, (iii) that were incurred under this Agreement or in connection with the transactions contemplated hereby, or (iv) that will be or are Liabilities of the Selling Entities as debtors in the Bankruptcy Case and that will not result in any Encumbrance (other than a Permitted Encumbrance) on the Purchased Assets following the entry of the Sale Order.

Section 5.8             Benefit Plans; Employees and Employment Practices.

(a)            Section 5.8(a) of the Seller Disclosure Schedule sets forth a complete and correct list of each (i) Seller Benefit Plan (or other arrangement) which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), that is subject to Section 302 or Title IV of ERISA or Code Section 412, including a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), with respect to which the Selling Entities have or would reasonably be expected to have any Liability, including as a result of its or their ERISA Affiliates, (ii) Seller Benefit Plan which provides for broad-based or any other post-employment life or health insurance, benefits or coverage, excluding any Seller Benefit Plan which provides such insurance, benefits or coverage as may be required under COBRA and (iii) material Seller Benefit Plan located outside of the United States (which shall also indicate whether any such Seller Benefit Plan provides for broad-based or any other post-employment life or health insurance, benefits or coverage).

(b)            True, correct and complete copies of the following documents, with respect to any Seller Benefit Plans (i) sponsored, maintained by or contributed to or required to be contributed to by any Acquired Subsidiaries or (ii) in respect of which any Acquired Subsidiaries has or could have direct or indirect Liability (excluding any Seller Benefit Plan listed in Section 5.8(a) (i) of the Seller Disclosure Schedule), in each case of (i) and (ii), have been made available to Buyer to the extent applicable (A) any plans and related trust documents, and all amendments thereto, (B) the most recent equivalent of an IRS determination letter and annual report, if any, (C) the most recent financial statements and actuarial valuations, and (D) the most recent summary plan descriptions (including summaries of material modifications thereto).

(c)            Except as would not reasonably be expected to result in a Material Adverse Effect, (i) each Seller Benefit Plan has been maintained and administered in accordance with its terms and with all applicable provisions of ERISA, the Code and other applicable Laws, (ii) there are no audits, inquiries or proceedings pending or, to the Knowledge of any of the Selling Entities, threatened by the U.S. Internal Revenue Service (“IRS”) or any other Governmental Authority with respect to any Seller Benefit Plan (other than routine claims for benefits in the ordinary course of business), and (iii) all contributions, premiums and payments (including all employer contributions, employee contributions and salary deferral contributions elected by Current Employees and Former Employees) with respect to any Seller Benefit Plans that are due and owing or required to be made pursuant to such plans have been made by the due date thereof (including any valid extension), and all contributions, premiums and payments with respect to all periods ending on or before the Closing Date (including periods from the first day of the current plan year or policy year to the Closing Date) which are not yet due have been, or as of the Closing, will be paid or accrued in the Closing Net Working Capital Amount.

(d)            To the Knowledge of any of the Selling Entities and except as set forth on Section 5.8(d) of the Seller Disclosure Schedule, (i) the Pension Benefit Guaranty Corporation (“PBGC”) has not initiated any proceeding, or asserted any rights, under Section 4041 or 4042 of ERISA with respect to any Seller Benefit Plan and (ii) the Selling Entities have not received a written inquiry from the PBGC, under its so-called “Early Warning Program” or otherwise, regarding the funded status of any pension plan of the Selling Entities or any of their Affiliates.

(e)            Except as set forth on Section 5.8(e) of the Seller Disclosure Schedule, none of the Selling Entities nor the Acquired Subsidiaries is a party to, or otherwise bound by or subject to, any collective bargaining or other labor union contracts and, to the Knowledge of any of the Selling Entities, no Current Employees are represented by any labor organization, trade union, works council, employee representative, employee congress or other form of employee association or representative. No labor organization (or representative thereof) or Current Employee or group of Current Employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of any of the Selling Entities, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, or provincial or foreign or other Governmental Authority. To the Knowledge of any of the Selling Entities, there is no organizing activity involving the Selling Entities or any of their Affiliates pending or threatened by any labor organization (or representative thereof) or employee or group of employees to organize Current Employees. There are no material lockouts, or strikes pending, or threatened between the Selling Entities or any of their Affiliates, on the one hand, and their respective Current Employees, on the other hand, and there have been no such material lockouts or strikes for the past three (3) years.

(f)            As of the date of this Agreement and except as set forth in Section 5.8(f) of the Seller Disclosure Schedule, each of the Selling Entities and their Affiliates is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, pay equity, employment equity, conditions of employment, employment standards, human rights, employee privacy, the WARN Act, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding Taxes and/or social security Taxes and contributions and any similar Tax or contribution, except in each case or in the aggregate as would not reasonably be expected to result in a Material Adverse Effect. Except as set forth in Section 5.8(f) of the Seller Disclosure Schedule, there has been no “mass layoff” or “plant closing” (as defined by the WARN Act), or “collective redundancy” or similar process (being a process under any foreign Law under which an employer is required by Law to follow a different process for the termination of more than one (1) employee when compared with the process for the termination of one (1) employee), with respect to the Selling Entities or any of their Affiliates within the six (6) months prior to Closing.

(g)            Except as required by applicable Laws or as set forth on Section 5.8(g) of the Seller Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former officers, employees and individual service providers of the Selling Entities or any of the Acquired Subsidiaries to any material payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Seller Benefit Plan, (iii) result in any “disqualified individual” receiving any payment or benefit that would be characterized as an “excess parachute payment” (each such term as defined in Section 280G of the Code), determined without regard to any arrangements implemented by or at the direction of Buyer or any of its Affiliates or (iv) limit or restrict the right of any of the Selling Entities to merge, amend or terminate any Seller Benefit Plan.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, there are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “assessments”) or any other communications related thereto which any Selling Entity has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on which are unpaid on the date hereof or which will be unpaid at the Closing Date and to the Knowledge of any of the Selling Entities there are no facts or circumstances which may result in an increase in liability to any Buyer or any Buyer Designee under any applicable workers’ compensation or workplace safety and insurance Law after the Closing Date.

Section 5.9             Contracts.

(a)            Subject to requisite Bankruptcy Court approvals, and assumption by the applicable Selling Entity of the applicable Contract in accordance with applicable Law (including satisfaction of any applicable Cure Payments), each material Non-Real Property Contract, each Real Property Lease and each material Contract (including any Contract that restrains, restricts, limits or impedes the ability of any Selling Entity or the Acquired Subsidiaries to compete with or conduct any business or line of business in any geographic area, other than (A) real property leases containing customary geographic or location restrictions or (B) licenses of Seller IP, in each case that are entered into in the ordinary course of business) to which any Selling Entity or Acquired Subsidiary is a party or is bound and which is binding on the Purchased Assets or that is used in connection with the Business, is a valid and binding obligation of each Selling Entity or Acquired Subsidiary party thereto as applicable, and to the Knowledge of the Seller, the other parties thereto, enforceable against each of them in accordance with its terms, except, in each case, (i) as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity, or (ii) as set forth in Section 5.9(a) of the Seller Disclosure Schedule.

(b)            None of the Selling Entities, Acquired Subsidiaries or, to the Seller’s Knowledge, the other parties thereto, are in breach in any material respect of any Non-Real Property Contract, any Real Property Lease or any Contract to which any Selling Entity or Acquired Subsidiary is a party or is bound which is binding on the Purchased Assets or that is used in connection with the Business, as applicable, and none of the Selling Entities or the Acquired Subsidiaries have received any written notice of any such breach, except, in each case, (i) as a result of the Bankruptcy Case, (ii) as set forth in Section 5.9(b) of the Seller Disclosure Schedule, (iii) as will be cured upon entry of the Sale Order and payment of the Cure Payments, or (iv) as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(c)            Section 5.9(c) of the Seller Disclosure Schedule sets forth a true, correct and complete schedule of Seller’s good faith estimate, as of the date hereof, of the Cure Payments.

Section 5.10           Intellectual Property.

(a)            Section 5.10(a) of the Seller Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of (i) each item of Registered IP in which any Selling Entity or Acquired Subsidiaries has an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise), (ii) the jurisdiction in which each such item of Registered IP has been registered or filed and the applicable registration or serial number, (iii) any other Person that has an ownership interest in each such item of Registered IP and the nature of such ownership interest, (iv) all material Contracts pursuant to which any Selling Entity or Acquired Subsidiaries obtains the right to use any Licensed IP, and (v) all material Contracts pursuant to which any Selling Entity or Acquired Subsidiaries grants to any other Person the right to use any Seller IP or Intellectual Property and Technology owned by the Acquired Subsidiaries as of the Closing (the “Acquired Subsidiary IP”).

(b)            Except as set forth in Section 5.10(b) of the Seller Disclosure Schedule, to the Knowledge of the Seller and except as would not reasonably be expected to result in a Material Adverse Effect, the Selling Entities and the Acquired Subsidiaries own or possess valid rights to use all Seller IP, all Acquired Subsidiary IP, all Licensed IP and all Intellectual Property and Technology licensed (or under which a covenant not to be sued is granted) to the Acquired Subsidiaries by third parties (the “Acquired Subsidiary Licensed IP”). Except as set forth in Section 5.10(b) of the Seller Disclosure Schedule, there is no restriction or limitation on the right of the Selling Entities to transfer ownership of any Seller IP or Acquired Subsidiary IP to the Buyer or a Buyer Designee pursuant to the Sale Order. To the Knowledge of the Seller, no employee or independent contractor of any of the Selling Entities or Acquired Subsidiaries has any rights, title or interest in any material Seller IP or material Acquired Subsidiary IP owned by the Selling Entities or Acquired Subsidiaries, other than, in each case, rights that would no longer attach following the entry of the Sale Order. The Seller IP, the Acquired Subsidiary IP, the Licensed IP and the Acquired Subsidiary Licensed IP are sufficient and represent all Intellectual Property used to operate the Business as it is conducted as of the date of this Agreement in all material respects, other than any Contract that Buyer elects not to designate as an Assumed Agreement pursuant to Section 2.5(b).

(c)            To the Knowledge of the Seller and except as would not reasonably be expected to result in a Material Adverse Effect, none of the Selling Entities or Acquired Subsidiaries has, since August 3, 2019, infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Intellectual Property right of any other Person, except as set forth in Section 5.10(c) of the Seller Disclosure Schedule. Except as set forth in Section 5.10(c) of the Seller Disclosure Schedule, since August 3, 2019, none of the Selling Entities or Acquired Subsidiaries has received any written claim or written notice from any Person alleging infringement, misappropriation or any other violation of Intellectual Property rights or challenging the validity, enforceability, use or ownership of the Selling Entities’ or Acquired Subsidiaries’ interest in Seller IP or Acquired Subsidiary IP. To the Knowledge of the Seller, and except as would not reasonably be expected to result in a Material Adverse Effect, no Person has, since August 3, 2019, infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Seller IP or Acquired Subsidiary IP, or, in the case of any infringement that could be expected to result in a Material Adverse Effect, the Selling Entities are taking actions reasonable and appropriate under the circumstances to enforce their rights therein.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Selling Entities and Acquired Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality and secrecy of any of its or their trade secrets or other confidential Seller IP or Acquired Subsidiary IP.

(e)            The information technology systems of the Selling Entities and Acquired Subsidiaries, including material software, servers and hardware, are sufficient in all material respects to operate the Business as it is currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Selling Entities and Acquired Subsidiaries have taken commercially reasonable security measures to protect the information technology systems against intrusion. Since August 3, 2019, except as set forth in Section 5.10(e) of the Seller Disclosure Schedule, to the Knowledge of the Seller, (i) the information technology systems of the Selling Entities and Acquired Subsidiaries have not suffered any material failure, and (ii) none of the Selling Entities or Acquired Subsidiaries has suffered any security breaches that have resulted in a third Person obtaining access to any material confidential or proprietary information of the Selling Entities or Acquired Subsidiaries or personal identifiable information of their customers. To the Knowledge of the Seller and except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Selling Entities and Acquired Subsidiaries are in compliance with any posted privacy policies and any Laws relating to Customer Data.

Section 5.11           Taxes.

(a)            To the Knowledge of Seller and subject, in each case, to such exceptions that would not reasonably be expected to result in a Material Adverse Effect, and except as set forth on Section 5.11(a) of the Seller Disclosure Schedule, all Tax Returns required to be filed by or with respect to the Purchased Assets, the Business, any Selling Entity and the Acquired Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct, and complete in all material respects.

(b)            To the Knowledge of Seller and except as set forth on Section 5.11(b) of the Seller Disclosure Schedule, subject to such exceptions that would not reasonably be expected to result in a Material Adverse Effect, all Taxes of the Selling Entities and the Acquired Subsidiaries and Taxes with respect to the Purchased Assets and the Business have been timely paid or properly accrued (except to the extent being contested in good faith in accordance with appropriate proceedings and for which reserves have been established on the Company's books and records).

(c)            To the Knowledge of Seller, except as set forth on Section 5.11(c) of the Seller Disclosure Schedule, no deficiency for any amount of Taxes has been proposed, asserted or assessed in writing by any Governmental Authority against any Selling Entity or the Acquired Subsidiaries or with respect to the Purchased Assets or the Business that remains unpaid, subject to exceptions for deficiencies (i) being contested in good faith by appropriate Legal Proceedings or (ii) with respect to which the failure to pay would not reasonably be expected to result in a Material Adverse Effect. There are no audits, examinations or other administrative or judicial Legal Proceedings currently ongoing or pending with respect to any Taxes of any Selling Entity or any Acquired Subsidiaries, subject to exceptions for Legal Proceedings that, if resolved in a manner unfavorable to any Selling Entity or the Acquired Subsidiaries, would not reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Seller, there are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of any Selling Entity or the Acquired Subsidiaries or with respect to the Purchased Assets or the Business, other than with respect to any currently open audits. The Acquired Subsidiaries have complied in all material respects with the conditions stipulated in any incentive agreement with a Governmental Authority in respect of Taxes (a “Tax Incentive Agreement”), no submissions made to such Governmental Authority in connection with obtaining any tax Incentive Agreement contained any material misstatement or omission, and the transactions contemplated by this Agreement will not adversely affect the eligibility of any Acquired Subsidiary for any existing Tax Incentive Agreement.

(d)            To the Knowledge of Seller, except as set forth on Section 5.11(d) of the Seller Disclosure Schedule, all material amounts of Taxes required to be withheld or collected by the Acquired Subsidiaries have been withheld and collected and, to the extent required by Law, timely paid to the appropriate Governmental Authority.

(e)            To the Knowledge of Seller and subject to such exceptions that would not reasonably be expected to result in a Material Adverse Effect, there are no Encumbrances for Taxes upon any Purchased Assets or upon any property or assets of the Acquired Subsidiaries, except for Permitted Encumbrances.

(f)             No written claim has been received by a Selling Entity or the Acquired Subsidiaries from an authority in a jurisdiction where any Selling Entity or Acquired Subsidiary does not file Tax Returns claiming that such entity is or may be subject to taxation in that jurisdiction with respect to the Purchased Assets or the Business, which claim, if successfully asserted, could reasonably be expected to result in any material liability for Taxes.

(g)            None of the Acquired Subsidiaries is or has been treated as a domestic corporation for U.S. federal income tax purposes.

Section 5.12           Insurance. Section 5.12 of the Seller Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of each material insurance policy maintained by or on behalf of any Selling Entity or any of the Acquired Subsidiaries. All material casualty and property insurance policies of the Selling Entities and the Acquired Subsidiaries or covering the Purchased Assets, the Assumed Liabilities, the Business and the Current Employees (i) are, to the Knowledge of the Seller, in full force and effect and all premiums thereon have been paid, and, to the Knowledge of the Seller, the Selling Entities and the Acquired Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies, (ii) such policies provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, and (iii) neither the Selling Entities nor the Acquired Subsidiaries is in material breach or default, and neither the Selling Entities nor the Acquired Subsidiaries has taken any action or failed to take any action which, with notice, the lapse of time or the happening of any other event or condition, would constitute such a material breach or default, or permit termination or modification of, any of such insurance policies. To the Seller’s Knowledge there are no pending notices of cancellation or non-renewal of any insurance policy referred to in this Section 5.12 nor has the termination of any such insurance policy been threatened, and, to the Knowledge of the Seller, there exists no event, occurrence, condition or act (including the purchase of the Purchased Assets hereunder) that, with the giving of notice, the lapse of time or the happening of any other event or condition, would entitle any insurer to terminate or cancel any such insurance policies.

Section 5.13           Title to Assets; Real Property.

(a)            Section 5.13(a)(i) and Section 5.13(a)(ii) of the Seller Disclosure Schedule sets forth a list of all leases, subleases and other occupancy Contracts with respect to real property to which any Selling Entity is a party as a lessor/sublessor or as a lessee/sublessee, respectively, in each case, with respect to the Business (“Real Property Leases”). Schedule 2.1(k) sets forth a list of all real property owned by the Selling Entities and the Acquired Subsidiaries.

(b)            Subject to requisite Bankruptcy Court approvals, and assumption by the applicable Seller of the applicable Contract in accordance with applicable Law (including satisfaction of any applicable Cure Payments), the Selling Entities and the Acquired Subsidiaries have good and valid title to, or, in the case of leased assets have good and valid leasehold interests in, all tangible personal property that is used in the Business (other than the Excluded Assets), free and clear, as of the Closing, of all Encumbrances (other than Permitted Encumbrances and except to the extent that such Encumbrances will not be enforceable against such tangible personal property following the Closing in accordance with the Sale Order).

(c)            A Selling Entity or the Acquired Subsidiaries, as applicable, owns good and valid fee simple title to the Owned Real Property and the real property owned by the Acquired Subsidiaries and a Selling Entity or the Acquired Subsidiaries, as applicable, has valid leasehold interests in the Real Property Leases and the real property leased by the Acquired Subsidiaries (such leasehold interests together with the Owned Real Property and the real property owned by the Acquired Subsidiaries, the “Seller Properties”), in each case sufficient to conduct the Business as currently conducted and free and clear, as of the Closing, of all Encumbrances (other than Permitted Encumbrances and except to the extent that such Encumbrances will not be enforceable against the Owned Real Property or the Real Property Leases following the Closing in accordance with the Sale Order), assuming the timely discharge of all obligations owing under or related to the Seller Properties.

(d)            The Purchased Assets and the property and assets that will be owned or leased by the Acquired Subsidiaries as of the Closing, together with the property and assets that Buyer, the Buyer Designees and the Acquired Subsidiaries will otherwise have the right to use from and after the Closing, constitute all of the property and assets used in or necessary for the conduct of the Business substantially as conducted as of the date hereof and as of the Closing in all material respects and will be adequate to conduct the Business substantially as conducted as of the date hereof and as of the Closing in all material respects, other than any Contract that Buyer elects not to designate as an Assumed Agreement or Assumed Real Property Lease, any Seller Benefit Plan, any Cash that is not Store Cash, and any Current Employees that do not become Transferred Employees.

Section 5.14           Environmental Matters. Except as set forth in Section 5.14(a) of the Seller Disclosure Schedule and except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller: (i) with respect to the Business and the Purchased Assets,  each Selling Entity and the Acquired Subsidiaries is in compliance with all Laws relating to the protection of the environment, natural resources and, to the extent relating to exposure to Hazardous Materials, health and safety (“Environmental Laws”), (ii)  each Selling Entity and the Acquired Subsidiaries has obtained and possesses all Permits issued pursuant to Environmental Laws that are required to conduct the Business as it is currently conducted, (iii) there has been no release of any waste, material or substance defined, characterized or otherwise classified as “hazardous”, “pollutant”, “contaminant”, “toxic” or words of similar meaning and effect, including petroleum and its by-products, asbestos or polychlorinated biphenyls, under any applicable Environmental Law, excluding, for the avoidance of doubt, communicable diseases such as COVID-19 (“Hazardous Material”) into the environment as a result of the operations or activities of any Selling Entity or the Acquired Subsidiaries or any other Person, at any of the Seller Properties that would reasonably be expected to result in any Liability under any Environmental Law, (iv)  none of the Selling Entities or the Acquired Subsidiaries has received any unresolved written claim or notice of violation from any Governmental Authority, and to the Knowledge of the Seller, no such written claim or notice is pending or threatened, alleging that a Selling Entity or an Acquired Subsidiary is in violation of, or liable under, any Environmental Law with respect to the Business or the Purchased Assets, and (v) the Seller has made available for inspection by the Buyer copies of all environmental reports, assessments or investigations related to the Owned Real Property, the real property owned by any of the Acquired Subsidiaries or any Liabilities under Environmental Laws relating to the Business or the Purchased Assets in its possession, custody or reasonable control. The representations and warranties in this Section 5.14 are the sole exclusive representations and warranties of the Selling Entities with respect to environmental, health or safety matters, including any arising under Environmental Laws or relating to Hazardous Materials. The consummation of the transactions contemplated hereby requires no filings or other actions pursuant to the Connecticut Transfer Act or the New Jersey Industrial Site Recovery Act.

Section 5.15           Permits. Except as set forth in Section 5.15 of the Seller Disclosure Schedule, to the Knowledge of Seller, the Selling Entities and the Acquired Subsidiaries have obtained and possess all material Permits necessary for the lawful conduct of the Business as presently conducted and operated, or necessary for the lawful ownership of their properties and assets or the operation of the Business as presently conducted and operated. Each such Permit of the Selling Entities and the Acquired Subsidiaries is valid and in full force and effect and, to the Knowledge of the Seller, the Selling Entities and the Acquired Subsidiaries are in compliance with all such Permits, except as would not reasonably be expected to have a Material Adverse Effect.

Section 5.16           Inventory. The inventories of the Business are in good and marketable condition, and are saleable in the ordinary course of business, other than for normal discounts and liquidations in the ordinary course of business and reserves established in accordance with the Accounting Principles for markdowns, shortage, salvage, lower of cost or market, obsolete, excess, damaged or otherwise unsaleable and unusable inventory. The consolidated inventory of the Seller set forth in the Seller Financial Statements was stated therein in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) and presents fairly, in all material respects, the consolidated inventory of the Seller as of the respective dates thereof (subject, in the case of unaudited financial statements, to normal period end adjustments). Reserves for markdowns, shortage, salvage, lower of cost or market, obsolete, excess, damaged or otherwise unsaleable and unusable inventory have been reflected in the Seller Financial Statements in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act). The inventories of the Selling Entities and the Acquired Subsidiaries constitute sufficient quantities for the normal operation of the Business as of the date hereof.

Section 5.17           Accounts and Notes Receivable and Payable. All accounts and notes receivable and credit card receivables of the Business from third parties, including the Accounts Receivable and Credit Card Receivables, reflected in the Seller Financial Statements have arisen in the ordinary course of business. The consolidated accounts receivable and credit card receivables of the Seller, net of any allowances for doubtful accounts, set forth in the Seller Financial Statements were stated therein in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) and presents fairly, in all material respects, the consolidated accounts receivable and credit card receivables of the Seller as of the respective dates thereof (subject, in the case of unaudited financial statements, to normal period end adjustments). All accounts payable of the Business reflected in the Seller Financial Statements have arisen in the ordinary course of business.

Section 5.18           Products. Except, in each case, as set forth in Section 5.18 of the Seller Disclosure Schedule and as would not reasonably be expected to result in a Material Adverse Effect, since August 3, 2019, none of the Selling Entities or the Acquired Subsidiaries has, whether voluntarily or as a result of any action by any Governmental Authority or trade or consumer group, generally recalled or withdrawn (or been requested to recall or withdraw) a product of the Business, including, to the Knowledge of Seller, any product sold by a licensee of any Selling Entity or the Acquired Subsidiaries which incorporates any Seller IP or Acquired Subsidiary IP (other than products where the applicable licensee has acknowledged that it has an obligation to indemnify any applicable Selling Entities or Acquired Subsidiaries), for any reason, including any manufacturing or labeling defect or any other product safety issue, or issued any press release or public statements advising its customers or consumers of its products to treat such products in any manner other than in the ordinary course.

Section 5.19           Foreign Corrupt Practices Act. Neither any Selling Entity or the Acquired Subsidiaries, nor, to the Knowledge of the Seller, any Representative, consultant or agent thereof acting on any Selling Entity’s or Acquired Subsidiaries’ behalf, directly or indirectly, has made any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to (a) any foreign official (as such term is defined in the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a foreign government, or any agency or subdivision thereof, or (b) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign government or agency or subdivision thereof, in the case of both (a) and (b) above in order to assist any Selling Entity or any Acquired Subsidiary to obtain or retain business for or direct business to any Selling Entity or any Acquired Subsidiary and under circumstances which would subject any Selling Entity or any Acquired Subsidiary to liability under the FCPA or any corresponding foreign Laws.

Section 5.20           Brokers. Except for Guggenheim Securities, LLC or as set forth in Section 5.20 of the Seller Disclosure Schedule, no Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Selling Entity or any Acquired Subsidiary in connection with the transactions contemplated by this Agreement. Such fees shall be paid in full by the Seller.

Article VI
REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer hereby represents and warrants to the Selling Entities as of the date hereof as follows:

Section 6.1             Organization and Good Standing. The Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Any Buyer Designee that executes and delivers any Transaction Document will be a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization as of the Closing Date.

Section 6.2             Authority Relative to this Agreement.

(a)            The Buyer has all necessary limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of the Buyer, and no other limited liability company proceedings on the part of the Buyer are necessary to authorize this Agreement or the other Transaction Documents to which it is party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by the Buyer, and, upon their execution and delivery in accordance with the terms of this Agreement, each of the other Transaction Documents to which the Buyer is a party will have been duly and validly executed and delivered by the Buyer, and, assuming that this Agreement and such other Transaction Documents constitute valid and binding agreements of the Selling Entities party thereto, constitute valid and binding agreements of the Buyer, enforceable against the Buyer in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

(b)            Each Buyer Designee that executes and delivers a Transaction Document shall have, as of the Closing Date, all necessary corporate or other power and authority to execute and deliver the Transaction Documents to which it is party and to consummate the transactions contemplated thereby. The execution and delivery of each Transaction Document to which any Buyer Designee is party and the consummation of the transactions contemplated thereby shall have been duly and validly authorized by the board of directors of each Buyer Designee that executes and delivers a Transaction Document prior to such execution and delivery, and no other corporate proceedings on the part of such Buyer Designee shall be necessary at the time of such execution and delivery to authorize the Transaction Documents to which it is party or to consummate the transactions contemplated thereby. The Transaction Documents to which a Buyer Designee is party shall have been duly and validly executed and delivered prior to the Closing by each Buyer Designee that executes and delivers a Transaction Document, and, assuming that the Transaction Documents constitute valid and binding agreements of the Selling Entities party thereto, shall constitute valid and binding agreements of such Buyer Designee, enforceable against such Buyer Designee in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 6.3             No Violation; Consents.

(a)            Neither the execution and delivery of this Agreement by the Buyer, nor the purchase by the Buyer or any applicable Buyer Designees of the Purchased Assets and the assumption by the Buyer or such Buyer Designees of the Assumed Liabilities pursuant to this Agreement will (with or without notice or lapse of time) conflict with or result in any breach of (i) any provision of the Buyer’s or any such Buyer Designee’s Certificate of Incorporation or Bylaws (or similar organizational documents), (ii) subject to the matters referred to in Section 6.3(b), any Law applicable to Buyer or any such Buyer Designee or their respective properties or assets, or (iii) or conflict with, violate or constitute a breach of or default (with or without notice or lapse of time, or both) under or result in the acceleration of any obligation under or give rise to a right of termination, modification, acceleration or cancelation of any obligation or to the loss of any benefit under, any of the terms or provisions of any material Contract to which the Buyer is a party, except in the cases of (ii) and (iii), as would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)            No Consent of any Governmental Authority or any third party is required to be obtained by or with respect to Buyer or any applicable Buyer Designee in connection with the execution and delivery of this Agreement, or the consummation by Buyer or such Buyer Designee of the transactions contemplated by this Agreement, except for (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of applicable securities Laws, (iii) the entry of the Sale Order by the Bankruptcy Court, and (iv) such other Consents where the failure to obtain such Consents would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 6.4             Legal Proceedings and Orders. To the Knowledge of Buyer, there is no Legal Proceeding, and no Person has threatened in writing to commence any Legal Proceeding that would reasonably be expected to have the effect of preventing or making illegal any of the transactions contemplated by this Agreement, except for the Bankruptcy Case. To the Knowledge of Buyer, there is no Order to which the Buyer is subject that would reasonably be expected to have the effect of preventing or making illegal any of the transactions contemplated by this Agreement.

Section 6.5             Investment Representation; Investigation. Buyer is acquiring the capital stock or other equity interests of the Acquired Subsidiaries for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated pursuant to the Securities Act. Buyer is financially sophisticated and knowledgeable about the industries in the Acquired Subsidiaries operate and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer has been afforded access to the books and records, facilities and personnel of Seller and its Subsidiaries for purposes of conducting a due diligence investigation and has conducted a due diligence investigation of the Business and is satisfied with the access and materials made available to it in connection with such investigation and the scope and results of such investigation.

Section 6.6             Brokers. No Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement. Any such fees shall be paid in full by the Buyer.

Section 6.7             Financial Capability. Buyer (i) at the Closing, will have sufficient funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement, and (ii) has not incurred any obligation, commitment, restriction or Liability of any kind, which would impair or adversely affect the availability of such funds.

Article VII
COVENANTS OF THE PARTIES

Section 7.1             Conduct of Business of Selling Entities. Except (w) as required by any Order of the Bankruptcy Court (or as reasonably necessary in connection with the Bankruptcy Case) or as required by applicable Law, (x) as required by the terms of the DIP Facilities (including the Approved Budget, as defined therein) in effect on the date hereof, (y) as contemplated or required by the terms of any Transaction Document, or (z) as otherwise consented to in writing by the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and continuing through the Closing or the earlier termination of this Agreement in accordance with its terms:

(a)            each of the Selling Entities shall, and shall cause each Acquired Subsidiary to, use its commercially reasonable efforts to: (i) operate the Business in the ordinary course of business, (ii) preserve in all material respects the Purchased Assets (excluding sales of inventory in the ordinary course of business), and (iii) preserve its current relationships with the suppliers, vendors, customers, clients, contractors and others having business dealings with the Business, but taking into account, in each case of (i) through (iii), the fact that the Bankruptcy Case has commenced, and the fact that the Business will be operated while in bankruptcy; it being understood that in connection with the foregoing the Seller shall use its commercially reasonable efforts to take all action that it is permitted to take under any Order of the Bankruptcy Court; and

(b)            without limiting the generality of Section 7.1(a), the Selling Entities shall not, and shall cause the Acquired Subsidiaries not to:

(i)            sell, lease (as lessor), abandon or permit to lapse, transfer or otherwise dispose of (or permit to become subject to any additional Encumbrance, other than Permitted Encumbrances, Encumbrances arising under any Bankruptcy Court orders relating to the use of cash collateral (as defined in the Bankruptcy Code), Encumbrances arising in connection with any debtor-in-possession financing of the Selling Entities and Encumbrances that will not be enforceable against any Purchased Asset following the Closing in accordance with the Sale Order) any material Purchased Assets (including any Owned Real Property, any real property owned by the Acquired Subsidiaries or any Seller IP) or any material assets of the Acquired Subsidiaries (including any Acquired Subsidiary IP), other than (A) the sale of Inventory in the ordinary course of business, (B) the collection of receivables, and (C) the use of prepaid assets and Documentary Materials in the conduct of the Business in the ordinary course of business;

(ii)            conduct any store closings or “going out of business,” liquidation or similar sales, except as set forth on Schedule 7.1;

(iii)           make any payments in respect of Indebtedness other than payments due pursuant to the terms thereof;

(iv)           increase the compensation payable or benefits provided to, or accelerate the vesting or payment of any compensation or benefits held by, any director of any Selling Entity or any of their Affiliates or to any Current Employee, or adopt, modify or amend any Seller Benefit Plan (which for purposes of this section shall include any non-competition or similar agreement), other than (A) as required by the terms of any Contract or Seller Benefit Plan in effect on the date of this Agreement, (B) as provided in any incentive or retention program or similar arrangement approved prior to the date hereof by the Bankruptcy Court, (C) (x) increases for non-executive management Current Employees in the ordinary course of business or (y) entering into or making available to newly hired employees plans, agreements, benefits and compensation arrangements (other than severance and equity or equity-related incentive awards) that are consistent with past practice of making compensation and benefits (other than severance and equity or equity-related incentive awards) available to newly hired employees in similar positions, in the case of each of (x) and (y), that are not material taken individually or in the aggregate, (D) any termination of, or reduction in benefits payable under, a Seller Benefit Plan prior to the Closing, (E) ordinary course changes in connection with annual employee open enrollments under Seller Benefit Plans; or (F) group welfare open enrollment made in the ordinary course of business that do not result in, individually or in the aggregate, a material increase in liability to the Selling Entities or, after the Closing the Buyer or any of its Affiliates;

(v)            solely with respect to the Acquired Subsidiaries, incur or assume any Indebtedness other than in the ordinary course of business, or that will be repaid or released on or prior to the Closing, except to the extent necessary to comply with Section 7.13;

(vi)           solely with respect to the Acquired Subsidiaries or any action that would reasonably be expected to have an adverse effect on the Buyer or any of its Affiliates following the Closing, (A) make or rescind any material election relating to Taxes, (B) settle or compromise any material claim, action, suit, litigation, Legal Proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (C) except as may be required by applicable Law or GAAP, make any material change to any of its methods of Tax accounting, methods of reporting income or deductions for Tax or Tax accounting practice or policy from those employed in the preparation of its most recent Tax Returns;

(vii)          acquire any material assets or properties or make any other material investment in any such event outside the ordinary course of business;

(viii)         enter into or agree to enter into any merger or consolidation with any corporation or other entity;

(ix)            except in the ordinary course of business, cancel or compromise any material debt or claim or waive or release any material right, in each case, that is a debt, claim or right of the Acquired Subsidiaries or that is a Purchased Asset or Assumed Liability;

(x)              introduce any material change with respect to the operation of the Business, including any material change in the types, nature, composition or quality of products or services sold in the Business, other than, in each case, in the ordinary course of business;

(xi)            enter into any material new Contract, other than in the ordinary course of business;

(xii)           enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of any Selling Entity or the Acquired Subsidiaries to compete with or conduct any business or line of business in any geographic area, other than (A) real property leases containing customary geographic or location restrictions or (B) non-exclusive licenses of Seller IP, in each case that are entered into in the ordinary course of business;

(xiii)          waive any rights (in any material respect) under, reject, terminate, amend, restate, supplement, renew, or create any Encumbrance (other than any Permitted Encumbrance) with respect to, any Real Property Lease, or, other than in the ordinary course of business, any material Contract or Permit, or increase any payments required to be paid thereunder (whether or not in connection with obtaining any Consents) (other than to the extent required pursuant to the terms thereof) by the Buyer or any Buyer Designee after the Closing, or take any affirmative action not required by the terms thereof that would result in any increase in any operating expenses of any Real Property Leases without the Buyer’s written consent not to be unreasonably withheld, conditioned or delayed, provided that such consent of the Buyer may be conditioned on a reasonable valuation adjustment based on the increased costs in an amount to be determined in good faith (unless the Buyer has provided notice to the Seller in writing designating such Non-Real Property Contract or Real Property Lease for rejection pursuant to Section 2.5(b));

(xiv)          amend the certificate of incorporation or by-laws or other organizational documents of the Acquired Subsidiaries;

(xv)           settle, or agree to settle, any material claims, actions, or Legal Proceedings of the Acquired Subsidiaries or that is a Purchased Asset or Assumed Liability before any court or other Governmental Authority; or

(xvi)          authorize any of the foregoing, or commit or agree to do any of the foregoing.

(c)           Notwithstanding anything to the contrary herein, the Selling Entities agree to use commercially reasonable efforts to procure that the Inventory (and the works-in-process relating to such Inventory) is manufactured and delivered such that management’s current forecasted Inventory levels as set forth in the forecasts previously provided to the Buyer are achieved (including with respect to timing of deliveries of Inventory and works-in-process). In furtherance of the foregoing, the Selling Entities shall use commercially reasonable efforts to order, procure and accept Inventory after the date hereof to achieve the projected Inventory levels described above and shall use commercially reasonable efforts, to the extent necessary or appropriate, provide credit support to vendors and suppliers (including supplier and vendor cash advances and letters of credit and/or banker’s acceptances) to the maximum extent permitted by the DIP Facilities.

(d)           Notwithstanding anything to the contrary contained in Article VII, nothing in Section 7.1(a) shall prevent the Selling Entities or the Acquired Subsidiaries from taking, after reasonable advance consultation with Buyer (to the extent practicable under the circumstances, including in response to any emergency situation or order), any action, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures, that is reasonably necessary to protect the health or safety of individuals who are officers, directors, employees or other service providers to the Selling Entities or Acquired Subsidiaries (or individuals who interact with any of the foregoing in connection with the Business) or otherwise reasonably necessary to protect the Business or Purchased Assets and (i) no such actions shall be deemed to violate or breach Section 7.1(a) in any way and (ii) no such actions shall serve as a basis for Buyer to terminate this Agreement (on account of breach of Section 7.1(a)) or assert that any of the conditions to the Closing contained herein (to the extent related to compliance with Section 7.1(a)) have not been satisfied.

(e)           Notwithstanding anything to the contrary herein, no obligation or restriction of any Selling Entity under this Agreement shall be deemed to require a delay of the date of effectiveness of the Plan to a date that is later than 229 days following the Petition Date, and any refusal by any Selling Entity to cause such a delay shall not be deemed to be a breach of this Agreement.

Section 7.2            Access to and Delivery of Information; Maintenance of Records.

(a)           Between the date of this Agreement and the Closing Date, to the extent permitted by Law, the Selling Entities shall and shall cause the Acquired Subsidiaries to, during ordinary business hours and upon reasonable prior notice (i) give the Buyer and the Buyer’s Representatives reasonable access to the Selling Entities and Acquired Subsidiaries’ accountants, counsel, financial advisors and other authorized outside Representatives, officers and senior management in their respective principal places of business, all books, records and other documents and data in the locations in which they are normally maintained, and all offices and other facilities of the Selling Entities and the Acquired Subsidiaries; provided that, in connection with such access, the Buyer and the Buyer’s Representatives shall minimize disruption to the Business and the Bankruptcy Case; provided further that in connection with the Buyer’s and/or the Buyer’s Representatives’ access of such offices and other facilities, the Buyer and/or the Buyer’s Representatives shall be accompanied at all times by a representative of the Selling Entities or of the Acquired Subsidiaries unless the Seller otherwise agrees, shall not materially interfere with the use and operation of such offices and other facilities, and shall comply with all reasonable safety and security rules and regulations for such offices and other facilities, (ii) permit the Buyer and the Buyer’s Representatives to make such reasonable inspections and copies of all books, records and other documents of the Selling Entities and the Acquired Subsidiaries as the Buyer may reasonably request, and (iii) furnish the Buyer with such reasonably available financial and operating data and other information as the Buyer and the Buyer’s Representatives may from time to time reasonably request. Notwithstanding anything to the contrary set forth in this Section 7.2(a), such access shall not include any environmental sampling or testing, and no access to, or examination of, any information or other investigation shall be permitted to the extent that it would require disclosure of information subject to attorney-client or other privilege or would violate applicable Law.

(b)           Between the Closing Date and complete dissolution and liquidation of the Selling Entities, to the extent permitted by Law, the Buyer and the Buyer’s Representative shall have reasonable access to the Selling Entities’ and to the Acquired Subsidiaries’ books and records, including all information pertaining to the Assumed Agreements and Assumed Real Property Leases, in the possession of the Selling Entities or the Acquired Subsidiaries to the extent that (i) such books, records and information relate to any period prior to the Closing Date and are not already in the possession of the Buyer or the Buyer’s Representatives and (ii) such access is reasonably required by the Buyer in connection with the Assumed Liabilities, the operation of the Business following the Closing or the Purchased Assets or with the Post-Closing Credit Facility. Such access shall be afforded by the Seller upon receipt of reasonable advance notice and during normal business hours, and the Seller shall permit the Buyer and the Buyer’s Representatives to make such reasonable copies of such books, records and information as they may reasonably request, at Buyer’s cost and expense. If any of the Selling Entities shall desire to dispose of any books and records constituting Excluded Assets prior to its dissolution, the Seller shall (x) give the Buyer at least thirty (30) days prior written notice of such disposition and (y) give the Buyer a reasonable opportunity, at the Buyer’s expense, to segregate and remove such books and records as the Buyer may select and/or to copy at Buyer’s sole cost and expense such books and records as the Buyer may select.

(c)           Between the Closing Date and complete dissolution and liquidation of the Selling Entities, the Selling Entities and the Seller’s Representatives shall have reasonable access to all of the books and records and Contracts of the Selling Entities and the Acquired Subsidiaries delivered to the Buyer or any Buyer Designee at Closing or pursuant to Section 7.2(b) above, including all Documentary Materials and all other information pertaining to the Assumed Agreements and Assumed Real Property Leases to the extent that (i) such books, records and information relate to any period prior to the Closing Date and (ii) such access is reasonably required by the Selling Entities in connection with the Bankruptcy Case, the Excluded Liabilities, the Excluded Assets, this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (but excluding in connection with any Action between any of the Parties related thereto), any requirement of any Governmental Authority, similar matters relating to or affected by the operation of the Business for periods prior to the Closing or the Wind-down Services. Such access shall be afforded by the Buyer upon receipt of reasonable advance notice and during normal business hours, and the Buyer shall permit the Selling Entities and the Seller’s Representatives to make such reasonable copies of such books, records and information as they may reasonably request at the Buyer’s sole and expense.

(d)           Between the Closing Date and complete dissolution and liquidation of the Selling Entities, the Selling Entities and their Representative shall have reasonable access, and the assistance of, the employees of the Buyer and Buyer Designees, and to the premises, properties, assets, software and systems of the Buyer and the Buyer Designees, in connection with the winding down of any remaining business and assets of the Selling Entities, the dissolution and liquidation of the Selling Entities, and the performance of the obligations of the Selling Entities hereunder and under the other Transaction Documents, including the Wind-down Services, and Buyer and the Buyer Designees shall cooperate, to the extent reasonably requested, therewith; provided that such access or assistance does not interfere in any material respect with the operation of the Business following the Closing; and provided, further that should the Selling Entities request assistance above and beyond that contemplated by this Section (e.g., as to the incurrence by Buyer or a Buyer Designee of out-of-pocket expenses), Buyer or such Buyer Designee will cooperate reasonably with the Selling Entities subject to the Selling Entities’ reimbursement of such actual out-of-pocket expenses.

(e)           All information obtained by the Buyer or the Buyer’s Representatives pursuant to this Section 7.2 shall be subject to the terms of the Confidentiality Agreement, which Confidentiality Agreement shall not terminate upon the execution of this Agreement notwithstanding anything to the contrary therein.

(f)            The Buyer, upon reasonable notice, shall reasonably cooperate with the GUC Trustee in the administration of the GUC Trust, including by providing reasonable access to pertinent documents, including books and records, to the extent the Buyer has such information and/or documents, to the GUC Trustee sufficient to enable the GUC Trustee to perform its duties under the Plan. The Buyer, upon reasonable notice, shall reasonably cooperate with the GUC Trustee in the administration of the GUC Trust, including by providing reasonable access to documents and current employees that were formerly employees of the Selling Entities that may have knowledge necessary to reconcile the general unsecured claims; provided that, in each case in this Section 7.2(f), the GUC Trust agrees upon request to reimburse reasonable out-of-pocket expenses for providing reasonable access to employees, preservation of documents, copying, or similar expenses. The collection, review, and preservation of documents for any investigation or litigation by the GUC Trustee shall be at the expense of the GUC Trust.

Section 7.3            Expenses.

(a)           The Seller shall pay the Buyer Expense Reimbursement to, or at the direction of, the Buyer, (i) within two (2) Business Days after the date this Agreement is terminated by the Buyer pursuant to Section 9.1 or (ii) on the date this Agreement is terminated by the Seller pursuant to Section 9.1 other than pursuant to Section 9.1(c) or Section 9.1(h).

(b)           Except to the extent otherwise specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses.

(c)           The claim of the Buyer in respect of the Buyer Expense Reimbursement shall constitute an administrative expense claim under the Bankruptcy Code in the Bankruptcy Case.

(d)           To the extent that Buyer requests that the Selling Entities initiate any Action, Buyer shall reimburse the Selling Entities for all reasonably incurred and documented out-of-pocket costs, expenses or other Liabilities incurred in connection with any such Action; provided that, for the avoidance of doubt, if Buyer initiates any Action against any Selling Entity, each Party shall bear its own costs in connection therewith or in connection with any Legal Proceedings among the Parties.

Section 7.4            Further Assurances.

(a)           Subject to the terms and conditions of this Agreement, at all times prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Parties shall use its commercially reasonable efforts, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including executing and delivering such documents and other papers as are reasonably required to carry out the provisions of this Agreement and consummate the transaction contemplated hereby; provided that no Representative of any of the Selling Entities or the Acquired Subsidiaries shall be required to execute any such document or other papers effective prior to the Closing.

(b)           On and after the Closing until the dissolution and liquidation of the Selling Entities, the Selling Entities and the Buyer shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby, including in order to more effectively vest in the Buyer all of the Selling Entities’ right, title and interest to the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances), including that upon Buyer’s request, and at Buyer’s sole cost and expense with respect to any reasonably incurred and documented out-of-pocket costs with respect thereto, the Selling Entities shall execute and deliver to Buyer for Buyer to file or record any recordable assignment document(s) provided by Buyer as required by any U.S. or international laws and regulations in order to record or perfect Buyer’s ownership in the Seller IP included in the Purchased Assets.

(c)           Nothing in this Section 7.4 shall, except as otherwise set forth in this Agreement, (i) require the Selling Entities to make any expenditure or incur any obligation on behalf of the Buyer or, following the Closing, on their own behalf, (ii) prohibit any Selling Entity from ceasing operations or winding up its affairs following the Closing, (iii) prohibit the Selling Entities from taking such actions as are required by the Bankruptcy Court, or as would otherwise be permitted under Section 7.1 or (iv) require the Selling Entities to make any additional, or expand any existing, representations, warranties, or covenants hereunder or to expand Buyer’s rights with respect thereto.

Section 7.5            Public Statements. The initial press release relating to this Agreement shall be a joint press release, the text of which shall be agreed to by the Buyer, on the one hand, and the Seller, on the other hand. Unless otherwise required by or reasonably necessary to comply with applicable Law or the rules or regulations of any applicable securities exchange, and except for disclosure of matters that become a matter of public record as a result of the Bankruptcy Case and any filings or notices related thereto, the Buyer, on the one hand, and the Selling Entities, on the other hand, shall consult with each other before issuing any other press release or otherwise making any public statement with respect to this Agreement, the transactions contemplated hereby or the activities and operations of the other Parties and shall not issue any such release or make any such statement without the prior written consent of the Seller or the Buyer, respectively (such consent not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, the Buyer shall not, and shall cause its Affiliates and the Buyer Representatives not to, contact, or engage in any discussions or otherwise communicate with, any suppliers or significant number of customers of the Selling Entities or other Persons with which the Selling Entities have material commercial dealings without obtaining the prior written consent of Seller.

Section 7.6            Governmental Authority Approvals and Cooperation.

(a)           As promptly as reasonably practicable after the date of this Agreement, each of the Selling Entities and the Buyer shall (and shall cause their respective Affiliates to) use its commercially reasonable efforts to make any filings and notifications, and to obtain any Consents from Governmental Authorities (other than the Bankruptcy Court), required to be made and obtained under applicable Law in connection with the transactions contemplated by this Agreement as promptly as reasonably practicable.

(b)           Each of the Buyer and the Seller shall, as promptly as reasonably practicable after the date of this Agreement (and, in any event, within ten (10) days), file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required to be filed with respect to the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act. Each of the Buyer and the Seller shall (and shall cause their respective Affiliates to) furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. The Seller and the Buyer shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ.

(c)           Each of the Buyer and the Seller shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other applicable United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of the Buyer and the Seller shall use commercially reasonable efforts to take such action as may be reasonably required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d)           Each Party (i) shall cooperate with each other Party in connection with the filings and Consents contemplated by this Section 7.6, (ii) shall promptly inform each other Party of any material communication received by such Party from any Governmental Authority (other than the Bankruptcy Court) concerning this Agreement, the transactions contemplated hereby and any filing, notification or request for Consent related thereto, and (iii) shall permit each other Party to review in advance any proposed written communication or information submitted to any such Governmental Authority (other than the Bankruptcy Court) in response thereto. In addition, none of the Selling Entities or the Buyer shall (and shall ensure that their respective Affiliates do not) agree to participate in any meeting with any Governmental Authority (other than the Bankruptcy Court) in respect of any filings, investigation or other inquiry with respect to this Agreement, the transactions contemplated hereby or any such filing, notification or request for Consent related thereto unless it consults with the other Parties in advance and, to the extent permitted by any such Governmental Authority and applicable Law, gives the other Parties the opportunity to attend and participate thereat, in each case to the maximum extent practicable. The Selling Entities and the Buyer shall, and shall cause their respective Affiliates to, furnish the Buyer or the Selling Entities (and the Buyer’s Representatives and the Seller’s Representatives, as applicable), as the case may be, copies of all material correspondence, filings and communications between it and its Affiliates (and the Buyer’s Representatives and the Seller’s Representatives, as applicable) on the one hand, and the Governmental Authority (other than the Bankruptcy Court) or members of its staff on the other hand, with respect to this Agreement, the transactions contemplated hereby or any such filing, notification or request for Consent related thereto (in each case, excluding documents and communications which are subject to preexisting confidentiality agreements or to the attorney-client privilege or work product doctrine). Each of the Selling Entities and the Buyer shall (and shall cause their respective Affiliates to) furnish each other Party with such necessary information and assistance as such other Party and its Affiliates may reasonably request in connection with its preparation of necessary filings, registrations or submissions of information to any Governmental Authority in connection with this Agreement, the transactions contemplated hereby and any such filing, notification or request for Consent related thereto.

Section 7.7            Employee Matters.

(a)           Prior to the Closing, the Buyer shall offer, or cause a Buyer Designee to offer, to employ all Current Employees of the Business who: (i) are not then on authorized leave of absence, sick leave, short or long term disability leave, or military leave (“Active Employees”) with employment commencing as of the Closing; and (ii) are then on authorized leave of absence, sick leave, short or long term disability leave, or military leave and who return to active employment immediately following such absence and within six (6) months of the Closing Date, or such later date as required under applicable Laws (“Inactive Employees”) with employment (the “Return Deadline”). For purposes of this Agreement, each Active Employee and Inactive Employee who receives such an offer of employment shall be referred to as an “Offeree”. At least ten (10) days prior to the Closing Date, the Buyer will provide the Seller with a schedule setting forth a list of the names of all Offerees. Each Offeree who accepts an offer of employment and actually commences employment on the applicable Employment Commencement Date is hereinafter referred to as a “Transferred Employee” and the “Employment Commencement Date” as referred to herein shall mean (x) as to those Transferred Employees who are Active Employees, the Closing Date, and (y) as to those Transferred Employees who are Inactive Employees, the date that is on or prior to the Return Deadline, on which the Transferred Employee begins employment with Buyer or a Buyer Designee. For the avoidance of doubt, if an Inactive Employee does not return to active employment on or prior to the Return Deadline, Buyer and its Affiliates shall have no obligation to offer employment to such Inactive Employee and none of Buyer or any of its Affiliates shall have any liability with respect to such Inactive Employee. The Buyer hereby agrees to provide, or cause one of the Buyer Designee to provide, each Transferred Employee during the one (1) year period immediately following the Closing Date or, if earlier, until such Transferred Employee ceases to provide services to the Buyer or any of its Affiliates, (i) base salary or other base cash compensation or wages that is not less than the base salary or other base cash compensation or wages provided to such Transferred Employee immediately prior to the Closing Date, and (ii) other employee benefits (including periodic (whether annual or otherwise) cash incentive compensation opportunities) that are substantially comparable in the aggregate to the other employee benefits (including periodic (whether annual or otherwise) cash incentive compensation opportunities) provided to such Transferred Employee by the Selling Entities immediately prior to the Closing Date; provided that, for purposes of the foregoing comparison, equity or equity-based compensation, retention bonuses, transaction bonuses, change in control bonuses, severance plan, and eligibility to participate in any defined benefit pension plan, retiree medical plan and/or deferred compensation plan shall be excluded. Buyer acknowledges and agrees that Buyer shall be exclusively liable for any claims related to discrimination that arise solely from Buyer’s actions taken in selecting any Offerees. The Parties agree that no Transferred Employee shall have, or be deemed to have, experienced a “separation from service” within the meaning of Section 409A of the Code.

(b)          Each Current Employee of the Selling Entities or any of their Affiliates who is not a Transferred Employee shall be referred to herein as an “Excluded Employee.”

(c)          Following the date of this Agreement,

(i)              the Selling Entities shall allow the Buyer or any applicable Buyer Designee reasonable access upon reasonable advance notice to meet with and interview the Current Employees who are members of executive management and other employees reasonably requested during normal business hours; provided however, that such access shall not unduly interfere with the operation of the Business prior to the Closing;

(ii)             the Selling Entities shall not, nor shall any Selling Entity authorize or direct or give express permission to any Affiliate, officer, director, or employee of any Selling Entity or any Affiliate to (A) interfere with Buyer’s or any Buyer Designee’s rights under Section 7.7(a) to make offers of employment to any Offeree, or (B) solicit or encourage any Offeree not to accept, or to reject, any such offer of employment; and

(iii)            the Selling Entities shall provide reasonable cooperation and information to Buyer or the relevant Buyer Designee as reasonably requested by Buyer or such Buyer Designee with respect to its determination of appropriate terms and conditions of employment for any Offeree.

(d)          Following the Closing, the Buyer or one of the Buyer Designees shall process the payroll for, and pay (or cause to be paid), the base wages, base salary and ordinary course sales commissions accrued during each applicable payroll period in which the Closing Date falls (the “Closing Payroll Periods”) with respect to each Transferred Employee; provided that an amount sufficient to satisfy such obligations has been accrued in the Closing Net Working Capital Amount. The Buyer shall withhold and remit all applicable payroll taxes for the Transferred Employees as required by Law for the Closing Payroll Periods.

(e)          The Buyer shall credit, or cause the applicable Buyer Designee to credit, each Transferred Employee with the unused and outstanding vacation, sick days, personal days or leave earned and/or accrued by each Transferred Employee from the Selling Entities through the Transferred Employee’s Employment Commencement Date pursuant to the Seller Benefit Plans that are paid time off and leave plans and policies; provided that to the extent unused and outstanding vacation, sick days, personal days or leave earned and/or accrued by each Transferred Employee cannot be credited by Buyer or the applicable Buyer Designee, as applicable, pursuant to applicable Law, the Selling Entities shall timely pay such accrued, unused leave to the applicable Transferred Employee and due credit for such payment shall be taken into account in the determination of Closing Net Working Capital. No later than three (3) Business Days prior to the Closing Date, the Selling Entities shall provide to the Buyer a schedule setting forth all relevant accruals for each applicable Offeree. In addition, Transferred Employees shall receive credit for all purposes (including for purposes of eligibility to participate, level of benefits, vesting, benefit accrual and eligibility to receive benefits) under any employee benefit plan, policy and arrangement established or maintained by the Buyer or a Buyer Designee after the Closing (the “Buyer Benefit Plans”) under which each Transferred Employee may be eligible to participate on or after the Closing to the same extent recognized by the Selling Entities under comparable Seller Benefit Plans immediately prior to the Closing; provided that, subject to applicable Law, Transferred Employees shall not receive the foregoing credit for purposes of eligibility to participate, level of benefits, vesting, benefit accrual and eligibility to receive benefits with respect to any defined benefit pension plan; provided further that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. With respect to any Buyer Benefit Plan that is a welfare benefit plan, program or arrangement and in which a Transferred Employee may be eligible to participate on or after the Closing, the Buyer shall, or shall cause the applicable Buyer Designee to, (i) waive, or use commercially reasonable efforts to cause its insurance carrier to waive, all limitations as to pre-existing, waiting period or actively-at-work conditions, if any, applicable to each Transferred Employee under such Buyer Benefit Plan to the same extent waived under a comparable Seller Benefit Plan and (ii) provide credit to each Transferred Employee (and such Transferred Employee’s beneficiaries) for any co-payments, deductibles and out-of-pocket expenses paid by such Transferred Employee (and such Transferred Employee’s beneficiaries and covered dependents) under the comparable Seller Benefit Plan for the plan year in which the Closing Date or their Employment Commencement Date (as applicable) occurs; provided, however, that such credit shall not operate to duplicate any benefit or the funding of any such benefit.

(f)            The Buyer shall assume, or cause one or more the Buyer Designees to assume, the Liabilities of the Selling Entities with respect to and shall be solely responsible for (i) all Liabilities to make payments arising out of or relating to accrued health claims and claims for workers’ compensation, including with respect to the Divested Businesses, in each case, to the extent set forth in Section 2.3(h), and (ii) all Liabilities under Section 4980B of the Code and any similar state law (“COBRA”) with respect to each individual who, in connection with the consummation of the transactions contemplated by the Agreement, is an “M&A Qualified Beneficiary” (as defined in Treasury Regulation Section 54.4980B-9). For the avoidance of doubt, Buyer, in its sole and absolute discretion, may satisfy its obligations under the preceding sentence in any manner it chooses, including by establishing or making changes to the terms and conditions of any Buyer Benefit Plan which is a “group health plan” (as defined in Section 4980B(g)(2) of the Code), in accordance with COBRA.

(g)           Nothing contained herein shall be construed as requiring, and neither the Selling Entities nor any of their Affiliates shall take any affirmative action that would have the effect of requiring the Buyer or any applicable Buyer Designee to continue any specific employee benefit plan or to continue the employment of any specific person. Nothing in this Agreement is intended to establish, create or amend, nor shall anything in this Agreement be construed as establishing, creating or amending, any employee benefit plan, practice or program of the Buyer, any of its Affiliates or any Seller Benefit Plan, nor shall anything in this Agreement create or be construed as creating any contract of employment or as conferring upon any Transferred Employee or upon any other person, other than the parties to this Agreement in accordance with its terms, any rights to enforce any provisions of this Agreement under ERISA or otherwise.

(h)           No later than ten (10) Business Days prior to the Closing Date, the Selling Entities shall provide Buyer with a list setting forth the number of Former Employees terminated during the ninety (90) day period ending on the Closing Date (which list shall include Current Employees whose employment the Selling Entities and their Affiliates reasonably expect to terminate between the date such list is provided and the Closing Date) from each site of employment of the Selling Entities and the Acquired Subsidiaries for reasons qualifying the termination as (a) “employment losses” under the WARN Act or (b) a “collective redundancy” or similar process (being a process under any foreign Law under which an employer is required by Law to follow a different process for the termination of more than one employee when compared with the process for the termination of one employee), and the date of each such termination with respect to each termination; provided, however, that solely with respect to any jurisdiction in which the WARN Act is applicable, this sentence shall not apply with respect to any site of employment at which sufficient employees have not been employed at any time in such ninety (90) day period for termination of employment at such site to be subject to the WARN Act.

Section 7.8            Tax Matters.

(a)           Any sales, use, value added, property transfer, documentary, stamp, registration, recording or similar Tax payable in connection with the sale or transfer of the Purchased Assets and the assumption of the Assumed Liabilities and not exempted under the Sale Order or by Section 1146(a) of the Bankruptcy Code (“Transfer Taxes”) shall be borne 50% by the Buyer and 50% by the Selling Entities; provided that, for administrative convenience, Buyer shall pay all Transfer Taxes and the Selling Entities shall bear their 50% of the Transfer Taxes via the deduction of 50% of the Transfer Taxes in the calculation of the Deadband Exceptions, as finally determined in accordance with Section 3.2 hereof. The Selling Entities and Buyer shall use their commercially reasonable efforts to cooperate in good faith to mitigate the amount of Transfer Taxes imposed on the parties as a result of the sale and transfer of the Purchased Assets and to accurately estimate such Transfer Taxes for purposes of calculating the amount to be included in the calculation of the Deadband Exceptions. Buyer shall prepare all necessary Tax Returns with respect to all Transfer Taxes and shall file all such Tax Returns that it is required to file under applicable Tax Law and the Selling Entities shall file all such Tax Returns that a Selling Entity is required to file under applicable Tax Law and, in either case, Buyer shall pay any Transfer Taxes shown as due on such Tax Returns; provided, however, that not later than twenty (20) days prior to the due date for filing any such Tax Return, the Buyer shall provide the Seller with a draft of such Tax Return for the Seller’s comment. The Buyer shall consider in good faith all reasonable comments made in writing by the Seller at least 15 days prior to the due date for filing such Tax Return.

(b)           Without duplication of any amounts set forth in Section 7.8(a), all real property, personal property and other ad valorem Taxes and other similar Taxes with respect to the Purchased Assets that are attributable to the Post-Closing Tax Period in accordance with Section 7.8(j) or included as a liability in the calculation of the Closing Net Working Capital Amount shall be paid by Buyer. Buyer and Seller shall work in good faith to estimate the amount of such Taxes payable by Buyer under this Section 7.8 that are attributable to a Pre-Closing Tax Period in accordance with Section 7.8(j), and such amount shall be taken into account in clause (iii) of the definition of Closing Net Working Capital Amount. Notwithstanding anything herein to the contrary, the Buyer shall be entitled to assume control of any appeal with respect to any property, sales or any other tax Liability relating to the Purchased Assets or Taxes that are included in the Assumed Liabilities, in each case, ongoing as of the Closing Date; provided that the Buyer (i) diligently prosecutes such appeal in good faith, (ii) consults with the Selling Entities regarding any such appeal and keeps the Selling Entities reasonably informed on a timely basis with respect to the progress of, and any material developments with respect to, any such appeal, (iii) gives the Seller a copy of any Tax adjustment or assessment proposed in writing with respect to such appeal and copies of any other written correspondence with the relevant Governmental Authority relating to such appeal, (iv) not settle or compromise any issue without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed, and (v) otherwise permit the Seller to participate in (but not control) such appeal, at Seller’s own expense, in each case, solely in the event that such appeal could reasonably be expected to result in or increase Liability of the Seller.

(c)           Except as otherwise provided by Section 7.8(a) and Section 7.8(b), the Seller shall prepare and timely file (i) all Tax Returns for any Pre-Closing Tax Period (not including any Straddle Periods), (ii) all non-income Tax Returns of the Acquired Subsidiaries and with respect to the Purchased Assets or the Business for a Pre-Closing Tax Period and (iii) all income Tax Returns of the Selling Entities. Except to the extent any Tax reflected on a Tax Return required to be prepared and filed by the Selling Entities pursuant to this Section 7.8 is otherwise reflected as an adjustment to Purchase Price or constitutes an Assumed Liability (including, for the avoidance of doubt, taken into account in the definition of Closing Net Working Capital), the Selling Entities shall be responsible for paying any Taxes reflected on any Tax Return that the Selling Entities are obligated to prepare and file under this Section 7.8(c).

(d)           The Buyer shall prepare and timely file all other Tax Returns with respect to the Acquired Subsidiaries or the Purchased Assets that are not addressed by Section 7.8(a), (b), or (c). With respect to any Straddle Period, the Buyer shall prepare such Tax Returns consistent with past practice unless otherwise required by applicable Law, and shall provide Seller with a draft of such Tax Returns at least thirty days prior to the filing of any such Tax Return. The Buyer shall consider in good faith any changes reasonably requested by Seller with respect to such Tax Returns. The Buyer shall be responsible for paying any Taxes reflected on any Tax Return that the Buyer is obligated to prepare and file under this Section 7.8(d); provided that the Selling Entities shall promptly reimburse Buyer for Taxes shown as due on such Tax Returns to the extent they are attributable to a Pre-Closing Tax Period in accordance with Section 7.8(j)  (except to the extent such Taxes have been taken into account for purposes of the Closing Net Working Capital Amount as finally determined in accordance with Section 3.2).

(e)           Following the final determination of the Allocation pursuant to Section 2.6, the Buyer shall be entitled to make an election under Section 338(g) of the Code (and any comparable provision of state, local or foreign tax law) (a “Section 338(g) Election”) after the Closing with respect to any Acquired Subsidiary that is not a domestic corporation for U.S. federal income tax purposes. If Buyer desires to make any such Section 338(g) Election with respect to Buyer’s acquisition of any Acquired Subsidiary, Buyer shall promptly notify the Seller in writing of its determination to make the Section 338(g) Election (the “Determination Date”). If Seller incurs an increased tax liability or cost resulting from a Section 338(g) Election (including, for the avoidance of doubt, any increased tax liability or cost resulting from the inability to claim an otherwise available capital loss or the elimination of any Seller tax attribute) as compared to such tax liability or costs that the Seller would have incurred if the Section 338(g) Election was not made, including an increased tax liability resulting from any payment under this Section 7.8(e) (the “338 Increased Tax Liability”) determined as provided in this Section 7.8(e), in the event that Buyer actually makes such Section 338(g) Election, then Buyer shall reimburse Seller for such 338 Increased Tax Liability. Within 90 days following the Determination Date, Seller will deliver to Buyer a calculation of the 338 Increased Tax Liability, if any, that would result to Seller if Buyer were to make a Section 338(g) Election with respect to any of the Acquired Subsidiaries that is a non-U.S. corporation along with any information reasonably necessary for Buyer to review such calculations. Such calculation shall be based on the Allocation. If Buyer and Seller cannot agree on the impact to Seller, the parties shall submit such calculations to the Accountant for prompt resolution. The fees, costs and expenses of the Accountant shall be allocated to and borne by Buyer and Seller based on the inverse of the percentage that the Accountant determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accountant. For example, should the items in dispute total in amount to $1,000 and the Accountant awards $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by the Seller. Once the Parties agree on the 338 Increased Tax Liability (including through use of the dispute resolution mechanic), Buyer may elect, in its sole and absolute discretion, to make (or not to make) a Section 338(g) Election with respect to any of the non-U.S. corporations acquired in the transactions contemplated by this Agreement; provided that Buyer shall reimburse Seller for the 338 Increased Tax Liability in the event that Buyer makes a final determination to make any such Section 338(g) Election. Following the Determination Date, Buyer shall provide (and cause the Acquired Subsidiaries to provide) to Seller such information and documentation as is reasonably requested by Seller to calculate the 338 Increased Tax Liability. Seller and Buyer will file all federal, state, local and foreign Tax Returns and any documents required to effect the Section 338(g) Election, if any, the Buyer determines to make, in accordance with the Allocation. Seller and Buyer will not take, or cause or permit to be taken, any action in connection with the filing of any Tax Return on behalf of the Acquired Subsidiaries, Seller, Buyer or their Affiliates which would be inconsistent with the Section 338(g) Election (if made) or the Allocation.

(f)            To the extent not explicitly addressed in this Section 7.8, any Taxes attributable to a Pre-Closing Tax Period that are payable by Buyer after Closing shall be taken into account as a liability for purposes of clause (iii) of the definition of Closing Net Working Capital Amount other than to the extent Seller or its Affiliates are required to reimburse Buyer for such Taxes following Closing.

(g)           Prior to Closing, Seller shall take all actions necessary to terminate each Acquired Subsidiary’s obligations under any Tax sharing, Tax indemnity, or similar agreement to indemnify or pay the obligations of Seller or its Subsidiaries (other than any Acquired Subsidiary) such that no Acquired Subsidiary shall have any obligation to pay or reimburse Seller or its Subsidiaries (other than any Acquired Subsidiary) for any Taxes after the Closing (other than as contemplated by this Agreement).

(h)           Subject to Section 7.8(e), the Buyer agrees to furnish or cause to be furnished to the Seller and Seller’s Representatives, upon request and at Seller’s sole cost and expense, as promptly as practicable, such information and assistance as is reasonably necessary for the filing of Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or Legal Proceeding relating to any Tax; provided that any payment or reimbursement to Buyer in connection with its furnishing of any such information or assistance shall be at a rate equal to the actual, reasonable, and documented out-of-pocket expense incurred by Buyer or the applicable Buyer Designee in connection therewith. Such information and assistance shall include providing reasonable access to all of the books and records of the Selling Entities and the Acquired Subsidiaries delivered to the Buyer or any Buyer Designee at Closing or provided pursuant to Section 7.2(b), and shall include providing reasonable access to, and the assistance of, the employees of the Buyer and the Buyer Designee and to the assets, software and systems of the Buyer and the Buyer Designees; provided that such access or assistance does not unreasonably interfere in any material respect with the operation of the Business prior to or following the Closing. From and after the Closing and until the dissolution and liquidation of the Selling Entities, the Selling Entities agree to furnish or cause to be furnished to the Buyer and Buyer’s Representatives, upon request and at Buyer’s sole cost and expense, as promptly as practicable, such information and assistance as is reasonably necessary for the filing of Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or Legal Proceeding relating to any Tax, and in each case, relating to the Business or the Purchased Assets. Access to books and records shall be afforded upon receipt of reasonable advance notice and during normal business hours. Nothing in this Section 7.8(h) shall (i) require the Selling Entities to make any expenditure or incur any obligation on behalf of themselves or the Buyer, or (ii) prohibit any Selling Entity from ceasing operations or winding up its affairs following the Closing.

(i)            Except as required under applicable Law, Buyer and Seller shall, and shall cause their respective Subsidiaries and, in the case of Buyer, the Buyer Designees, to, cooperate, as and to the extent reasonably requested by any Party, in connection with any Tax matter (including compliance with all Tax Incentive Agreements), Tax claim, Tax controversy and the filing of any Tax Returns.

(j)            For all applicable purposes of this Agreement, with respect to Taxes for any Straddle Period, the portion of such Taxes attributable to the portion of the Tax period ending on and including the Closing Date shall, (i) in the case of any property, ad valorem or similar Taxes, equal the product of (A) the amount of such Tax for the entire Straddle Period and (B) a fraction, the numerator of which is the total number of days from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the total number of days in the entire Straddle Period and (ii) in the case of all other Taxes other than Transfer Taxes (which are addressed in Section 7.8(a)), be computed on a “closing-of-the-books” basis as though the relevant Straddle Period (and for such purpose, the relevant taxable period of any pass through entity in which any Selling Entity holds a beneficial interest) ended at the end of the Closing Date.

Section 7.9            Bankruptcy Court Matters.

(a)           No later than two (2) Business Days following the date of this Agreement, the Selling Entities shall file (x) a motion or motions (the “Motions”) and (y) supporting papers, which in the case of each of (x) and (y), shall be in form and substance reasonably acceptable to Buyer, seeking (i) the Bankruptcy Court’s approval of this Agreement, each Selling Entity’s performance under this Agreement and procedures related to the assumption and the assignment of the Assumed Agreements and the Assumed Real Property Leases pursuant to Section 365 of the Bankruptcy Code, and (ii) the entry of the Sale Order, and the Selling Entities shall provide the Buyer with a copy of such documents promptly thereof.

(b)           All of the Parties shall use their respective commercially reasonable efforts to have the Sale Hearing no later than thirty (30) days following the filing of the Sale Motion and to have the Sale Order entered and to become a Final Order as soon as reasonably possible after the conclusion of the Sale Hearing. The Selling Entities shall give notice under the Bankruptcy Code of the request for the relief specified in the Motions to all Persons entitled to such notice, including all Persons that have asserted Encumbrances in the Purchased Assets, the PBGC and all non-debtor parties to the Assumed Agreements and the Assumed Real Property Leases, and other appropriate notice, including such additional notice as the Bankruptcy Court shall direct or as the Buyer may reasonably request, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings, or other Legal Proceedings in the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby. The Selling Entities shall be responsible for making all appropriate filings relating thereto with the Bankruptcy Court, which filings shall be submitted, to the extent practicable, to the Buyer prior to their filing with the Bankruptcy Court for the Buyer’s prior review, in accordance with Section 7.9(d).

(c)           A list of the Assumed Agreements and Assumed Real Property Leases shall be filed as an exhibit to the Sale Motion (or, if required by the Bankruptcy Court, a motion to assume and assign the Assumed Agreements and the Assumed Real Property Leases), and shall be described in sufficient detail to provide adequate notice to the non-debtor parties to such Contracts. Upon designation or removal by the Buyer of the Assumed Agreements and the Assumed Real Property Leases in accordance with Section 2.5(b), the Seller shall add any Assumed Agreements or Assumed Real Property Leases, respectively, to such exhibit to the Sale Motion or remove any Assumed Agreements or Assumed Real Property Leases (other than Assumed Agreements and Assumed Real Property Leases designated for assumption pursuant to Section 2.5(d)) from such exhibit, as applicable. Such exhibit shall set forth the amounts necessary to cure defaults under each Assumed Agreement and Assumed Real Property Lease shown thereon, as reasonably determined in good faith by the Seller. In cases in which the Seller is unable to establish that a default exists, the relevant cure amount shall be set at $0.00.

(d)           From and after the date of this Agreement and until the effectiveness of the Plan, the Selling Entities shall deliver to Buyer, at least two (2) Business Days in advance of the Selling Entities’ filing or submission thereof, drafts of any and all material pleadings, motions, notices, statements, schedules, applications, reports and other papers to be filed or submitted in connection with this Agreement to provide Buyer and its counsel reasonable opportunity for prior review and comment, including any Tax motions, and such filings shall be acceptable to Buyer in its reasonable discretion to the extent they relate to the Purchased Assets, any Assumed Liabilities or the transactions contemplated hereby, including any of Buyer’s rights or obligations hereunder. Each Selling Entity shall promptly provide the Buyer and its counsel with copies of all notices, filings and orders of the Bankruptcy Court that such Selling Entity has in its possession (or receives) pertaining to the motion for approval of the Sale Order or any other order related to any of the transactions contemplated by this Agreement, but only to the extent such papers are not publicly available on the docket of the Bankruptcy Court or otherwise made available to the Buyer and its counsel.

(e)           If the Sale Order or any other Orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Sale Order or other such Order), subject to rights otherwise arising from this Agreement, the Selling Entities, the Acquired Subsidiaries and the Buyer shall prosecute such appeal, petition or motion and obtain an expedited resolution of any such appeal, petition or motion.

(f)            Notwithstanding any other provision of this Agreement to the contrary, the Selling Entities, on behalf of themselves and on behalf of their Affiliates and Representatives, covenant and agree that they will not solicit any inquiries, proposals or offers for the Purchased Assets, the Business or any Alternative Transaction; provided that, from the date of this Agreement until the Closing, Seller may respond to, negotiate, and furnish information with respect to any unsolicited inquiry by a third party with respect to a transaction involving the Purchased Assets, the Business or any Alternative Transaction and in the event that Seller so furnishes any information, the Seller shall promptly (and in any event within two (2) Business Days) (x) notify the Buyer of any offer to enter into any Alternative Transaction and provide a copy of such offer and a summary of the material terms of any such offers and any material updates thereto and (y) make available to Buyer all written due diligence information made available to the Person making such offer for such Alternative Transaction that has not been made available to Buyer.

(g)           The Selling Entities’ obligations under this Agreement and in connection with the transactions contemplated hereby are subject to entry of and, to the extent entered, the terms of any Orders of the Bankruptcy Court (including the Sale Order). Nothing in this Agreement shall require Seller or its Affiliates to give testimony to or submit a motion to the Bankruptcy Court that is untruthful or to violate any duty of candor or other fiduciary duty to the Bankruptcy Court or its stakeholders.

(h)           Buyer shall, or the applicable Buyer Designee shall, provide adequate assurance as required under the Bankruptcy Code of the future performance by Buyer or any applicable Buyer Designee of each Assumed Agreement and each Assumed Real Property Lease. Buyer agrees that it will, and will cause its Affiliates to, promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under the Assumed Agreements and the Assumed Real Property Leases, such as furnishing affidavits, non-confidential financial information and other documents or information for filing with the Bankruptcy Court and making Buyer’s Representatives available to testify before the Bankruptcy Court. Subject to the other terms and conditions of this Agreement, Buyer shall, or shall cause any applicable Buyer Designee to, from and after the Closing Date, (i) assume all Liabilities of the Selling Entities under the Assumed Agreements and Assumed Real Property Leases and (ii) satisfy and perform all of the Liabilities related to each of the Assumed Agreements and each Assumed Real Property Lease when the same are due thereunder.

(i)            Each of the Selling Entities covenant and agree that none of them shall seek to have any plan of reorganization confirmed prior to the date that is two hundred eleven (211) days from the Petition Date, or otherwise take any action, or fail to take any action, the purpose or effect of which would be to impair Buyer’s designation rights set forth in Section 2.5.

(j)            The Selling Entities and the Buyer agree, and the motion to approve the Sale Order shall reflect the fact, that the provisions of this Agreement, including Section 7.3, Section 7.9 and Section 7.10 are reasonable, were a material inducement to the Buyer to enter into this Agreement, and are designed to achieve the highest and best price for the Purchased Assets.

Section 7.10           Termination Fee.

(a)           If this Agreement is terminated pursuant to any of Section 9.1(d), Section 9.1(e) or Section 9.1(g), then the Seller shall pay to the Buyer the Termination Fee.

(b)           The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated by the Buyer (x) in the case of a termination pursuant to Section 9.1(d), Section 9.1(e)(y) or Section 9.1(g), on the date of such termination or (y) in the case of a termination pursuant to Section 9.1(e)(x), upon consummation of an Alternative Transaction.

(c)           The claim of the Buyer in respect of the Termination Fee shall constitute a super-priority administrative expense claim, senior to all other administrative expense claims of the Selling Entities other than any claims arising under the DIP Facilities, as administrative expenses under Sections 503 and 507(b) of the Bankruptcy Code in the Bankruptcy Case.

(d)           Each of the Parties hereto acknowledges that the agreements contained in Section 7.3 and this Section 7.10 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Buyer in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Section 7.11          Transfer of Purchased Assets; Substitution of Letters of Credit.

(a)           The Buyer will make all necessary arrangements for the Buyer or a Buyer Designee to take possession of the Purchased Assets, and, at the Buyer’s expense, to transfer same to a location operated by the Buyer or a Buyer Designee, to the extent necessary, as promptly as practicable following the Closing.

(b)           On the Closing Date, Buyer shall, at its sole cost and expense, (i) replace any issued but undrawn letters of credit, bonds, sureties, Utility Bonds, or other support obligations of any Selling Entity relating to the Business (but in no event will Buyer be obligated with respect to all or any portion of the drawn amount of any such letter of credit, bond, surety, Utility Bond, or other support obligation) set forth on Schedule 7.11 and (ii) cooperate with Seller in any reasonable manner to cause such replaced letters of credit, bonds, sureties, Utility Bonds or other support obligations to be terminated, released, and returned to the Seller.

Section 7.12           Post-Closing Operation of the Seller; Name Changes. The Seller hereby acknowledges and agrees that upon the consummation of the transactions contemplated hereby, as between Buyer and Seller, the Buyer and/or each Buyer Designee shall have the sole right to the use of each of the names and marks set forth on Schedule 5.10(a) or similar names or any service marks, trademarks, trade names, identifying symbols, logos, emblems or signs containing or comprising the foregoing, including any name or mark likely to cause confusion therewith, in each case, as indicators of a good or service. After the Closing Date, none of the Selling Entities nor any of their respective Affiliates shall use any of the names or marks set forth on Schedule 5.10(a) or any derivatives thereof or any name or mark likely to cause confusion therewith for commercial purposes and shall use the same only for (i) administrative purposes while subject to the jurisdiction of the Bankruptcy Court and (ii) factually and accurately describing the historical relationship of the Business with the Selling Entities and their Affiliates. The Sale Order shall provide for the modification of the caption in the proceedings before the Bankruptcy Court to reflect the change in the names of the Selling Entities, except that during the pendency of such proceedings, each of the Selling Entities shall be permitted to use any name or mark included on Schedule 5.10(a) as its corporate name in connection with matters relating to the Bankruptcy Case, as a former name for legal and noticing purposes, and for factually and accurately describing the historical relationship of the Business with the Selling Entities and their Affiliates, but for no other commercial purpose; provided that within 30 days following the Closing, the Selling Entities and their Affiliates shall promptly file with the applicable Governmental Authorities all documents reasonably necessary to delete from their entity names each of the names or marks set forth on Schedule 5.10(a) or any derivatives thereof or any name or mark likely to cause confusion therewith and shall do or cause to be done all other acts, including the payment of any fees required in connection therewith, to cause such documents to become effective as promptly as reasonably practicable.

Section 7.13      Intercompany Arrangements. Prior to the Closing, the Selling Entities and the Acquired Subsidiaries shall satisfy in full, or otherwise terminate or eliminate, all intercompany accounts payable (or other amounts payable) and other intercompany obligations of any Selling Entity owed by it to the Acquired Subsidiaries or of the Acquired Subsidiaries owed by it to any Selling Entity with effect prior to or on the Closing Date. All costs, expenses and other Liabilities incurred in connection with the termination and satisfaction of such intercompany obligations shall be paid or borne by the Selling Entities, and the Buyer shall have no responsibility therefor.

Section 7.14      Damage or Destruction. Until the Closing, the Purchased Assets shall remain at the risk of the Selling Entities. In the event of any material damage to or destruction of any of the Seller Properties after the date hereof and prior to the Closing, the Seller shall give notice thereof to Buyer. If any such damage or destruction is covered by policies of insurance and is not repaired or replaced by a similar facility in reasonable proximity to any former facility, all right and claim of the Selling Entities to any proceeds of insurance for such damage or destruction shall be assigned and (if previously received by the Selling Entities and not used prior to the Closing Date to repair any damage or destruction) paid to the Buyer or a Buyer Designee at Closing.

Section 7.15      Permits. Commencing on the date of this Agreement, the Parties, cooperating in good faith and, at Buyer’s sole cost and expense for out-of-pocket expenses, shall use commercially reasonable efforts to take such steps, including the filing of any required applications with Governmental Authorities, as may be necessary (i) to effect the transfer of Permits that are Purchased Assets to the Buyer or one of the Buyer Designees on or as soon as practicable after the Closing Date, to the extent such transfer is permissible under applicable Law, and (ii) to enable the Buyer or one of the Buyer Designees to obtain, on or as soon as practicable after the Closing Date, any additional licenses, permits, approvals, consents, certificates, registrations, and authorizations (whether governmental, regulatory, or otherwise) as may be necessary for the lawful operation of the Business from and after the Closing Date.

Section 7.16      Suppliers; Certain Avoidance Actions; Insurance Policies; Canadian Customer Data.

(a)       The Selling Entities shall, and shall cause the Acquired Subsidiaries to, promptly following the request thereof by the Buyer, seek and use their respective commercially reasonable efforts to arrange such meetings and telephone conferences with material suppliers of the Selling Entities and the Acquired Subsidiaries as may be reasonably requested by the Buyer and necessary and appropriate for the Buyer to coordinate transition of such suppliers with the Business following the Closing; provided that Representatives of Seller shall be entitled to attend and participate in any such meeting or telephone conference. Without limiting the generality of the foregoing, from and after the date hereof, the Selling Entities shall, promptly following the request thereof by the Buyer, seek and use their respective commercially reasonable efforts to arrange such meetings and telephone conferences with the Selling Entities’ current Indian joint venture partner as may be reasonably requested by the Buyer and necessary and appropriate for the Buyer to coordinate transition of the services currently provided to the Business by such Indian joint venture partner and cooperate in any request by Buyer to assist in the negotiation of a replacement commercial arrangement between Buyer or one or more of the Buyer Designees and such Indian joint venture partner on such terms and conditions as Buyer may find acceptable. To the extent Buyer and such Indian joint venture partner are unable to enter into such replacement commercial arrangement prior to the Closing, at Buyer’s written request, the Selling Entities shall, until the earlier of (i) the date 180 days immediately following the Closing and (ii) the effectiveness of the Plan, provide Buyer or one of more of the Buyer Designees with a pass through of the benefits of the services currently provided to the Business by such Indian joint venture partner (only in respect of the Business). All reasonable and documented out-of-pocket fees, expenses and costs incurred by the Selling Entities in connection with the arrangements contemplated by the preceding sentence shall be borne by Buyer, and such fees, expenses and costs shall be solely limited to the pass through costs of such services, and shall not include any charges incurred by the Selling Entities or any of their Affiliates in connection with the wind down of such Indian joint venture.

(b)            The Selling Entities shall not, and shall not permit the debtors in possession, their estates, or other parties in interest (including any successor thereof, the Unsecured Creditors Committee, or trustee appointed in the Bankruptcy Case) to, pursue offensively or use defensively (including as a setoff) any Avoidance Action against any current or former vendor, supplier, merchant, manufacturer, service provider, landlord or non-insider employee of the Business, any counterparty to an Assumed Agreement or Assumed Real Property Lease and each of the Selling Entities, on their own behalf, and on behalf of the debtors in possession, their estates and other parties in interest, hereby releases, effective as of the Closing, any rights it may have with respect to any such Avoidance Action.

(c)            Prior to the Closing, the Selling Entities shall, and shall cause the Acquired Subsidiaries to, use commercially reasonable efforts to maintain in effect all insurance policies (excluding any Excluded Insurance Policies) that relate to any of the Business, the Purchased Assets and the Assumed Liabilities (which policies cover both the Business and the Divested Businesses) in an amount and scope consistent with any such insurance policies in effect as of the date hereof (the “Transferred Insurance Policies”), and, from and after the date hereof, the Selling Entities shall use their respective commercially reasonable efforts to cooperate with Buyer’s efforts to arrange the transfer of all such Transferred Insurance Policies to Buyer and the Buyer Designees with effect as of the Closing (including having Buyer’s insurance broker, Willis Towers Watson, designated as the broker of record, (i) with respect to each of the Transferred Insurance Policies other than any commercial property insurance policies, with effect immediately following the execution and delivery of this Agreement (including the waiver by Seller’s insurance broker of any usual waiting period for such transfer of the broker of record) and (ii) with respect to the remaining Transferred Insurance Policies (i.e., the commercial property insurance policies), with effect as of the Closing (including the waiver by Seller’s insurance broker of any usual waiting period for such transfer of the broker of record), it being agreed that, if for any reason whatsoever, the Closing is not consummated and this Agreement is terminated, Buyer shall cause Willis Towers Watson to thereafter immediately transfer such broker of record designation back to Seller’s insurance broker). To the extent that any current or prior insurance policy of any of the Selling Entities or the Acquired Subsidiaries for claims pertaining to, arising out of and inuring to the benefit of any Selling Entity or any Acquired Subsidiary for all periods prior to the Closing relate to the Business, the Purchased Assets or the Assumed Liabilities (excluding any Excluded Insurance Policies) and such insurance policy is not transferable to Buyer or a Buyer Designee at the Closing in accordance with the terms hereof, the Selling Entities and the Acquired Subsidiaries shall hold such insurance policy for the benefit of Buyer or such Buyer Designee, and Buyer and Buyer Designees shall continue to have coverage thereunder, but only with respect to events occurring prior to the Closing (except that, with respect to claims made policies, Buyer and the Buyer Designees shall have coverage after the Closing only with respect to claims made prior to the Closing, and the Selling Entities and the Acquired Subsidiaries shall use commercially reasonable efforts to make any such claims under such insurance policy as soon as reasonably possible). From and after Closing, the Selling Entities shall reasonably cooperate with Buyer (at the Buyer’s cost and expense) in pursuing any claims under such insurance policies, and shall pay over to Buyer promptly any insurance proceeds paid or recovered thereunder with respect to the Business, the Purchased Assets and the Assumed Liabilities. In the event Buyer determines to purchase replacement coverage with respect to any such insurance policy, the Selling Entities shall reasonably cooperate with Buyer to terminate such insurance policy and shall, at the option of Buyer, promptly pay over to Buyer any refunded or returned insurance premiums received by any Selling Entities in connection therewith or cause such premiums to be applied by the applicable carrier to the replacement coverage arranged by Buyer.

(d)            The Transferred Insurance Policies shall be transferred to the Buyer and the Buyer Designees with effect as of the Closing, and the Buyer and the Buyer Designees, on the one hand, and the Selling Entities, on the other hand, shall share such Transferred Insurance Policies (as named co-insureds, by splitting such policies into separable policies or otherwise) following the Closing until the consummation of the Plan, so that the Selling Entities do not need to procure replacement of such insurance policies, it being agreed that Buyer and the Seller  shall mutually agree on a cost sharing arrangement (to be documented as part of the transition services agreement described in Section 7.16(f)) with respect to such Transferred Insurance Policies, for an apportionment of both the actual out-of-pocket cost thereof, as well as any deductibles or other policy limitations, based on appropriate metrics to be mutually agreed to by Seller and Buyer. From and after the Closing, Buyer shall not, and shall cause the Buyer Designees not to, amend or terminate the Transferred Insurance Policies prior to the consummation of the Plan (other than any amendment thereof that does not have a material adverse effect on Seller’s interests therein), unless Seller’s portion of the Transferred Insurance Policies are split into separate policies that are controlled by Seller, in which event the restrictions set forth in this sentence shall not apply to the remainder of the Transferred Insurance Policies.

(e)      Buyer acknowledges that the Purchased Assets include Customer Data subject to Canadian Law (“Canadian Customer Data”). Buyer shall not, and shall cause its Affiliates not to, following the Closing, without the consent of the individuals to whom such Canadian Customer Data relates, or as otherwise permitted or required by applicable Canadian Law, use or disclose Canadian Customer Data for purposes other than those for which such Canadian Customer Data was collected by the Selling Entities prior to the Closing (unless additional consent is obtained by Buyer or one of its Affiliates), and shall give effect to any withdrawal of consent made in accordance with applicable Canadian Law. Buyer shall, and shall cause its Affiliates to, protect and safeguard the Canadian Customer Data against unauthorized collection, use or disclosure, as provided by applicable Canadian Law. To the extent required by Canadian Law, within a reasonable time after the Closing, Buyer shall notify the individuals to whom the Canadian Customer Data relates that the transaction has been completed and that their Customer Data has been transferred to Buyer or one of its Affiliates.

(f)       Buyer and Seller agree to negotiate in good faith and enter into at the Closing a transition services agreement, pursuant to which Buyer or one of its Affiliates will provide Seller with certain transition services (including credit card processing, distribution center fulfillment, and access to IT services) in respect of the Justice brand for a term extending until the completion or extinguishment of all Liabilities of the Selling Entities in connection with the Justice brand, and on such other terms (including with respect to the scope of services) as are mutually acceptable. The Seller will be charged for services rendered by Buyer and its Affiliates under such transition services agreement at cost, including all reasonable and documented out-of-pocket fees, expenses and costs incurred by Buyer and its Affiliates in connection with rendering such services.

Section 7.17      Notification of Certain Matters. Except with respect to the actions required by this Agreement, the Seller shall give prompt notice to the Buyer, on the one hand, and the Buyer shall give prompt notice to the Seller, on the other hand, of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would cause any of its respective representations or warranties in this Agreement to be untrue or inaccurate such that the condition set forth in Section 8.2(b) or Section 8.3(b), as applicable, will not be satisfied or (ii) any material failure of any of the Selling Entities or the Buyer, respectively, to comply with or satisfy any of its covenants, conditions or agreements to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 8.2(a) or Section 8.3(a), as applicable, will not be satisfied; provided, however, (x) the delivery of any notice pursuant to this Section 7.17 shall not limit or otherwise affect the remedies available to the party receiving such notice under this Agreement, (y) any failure to comply with this Section 7.17 shall not be taken into account in determining whether the conditions to closing set forth in Article VIII have been or would be satisfied, and (z) no Party shall have any Liability hereunder for failure to deliver any notice required to be delivered pursuant to this Section 7.17.

Section 7.18      Purchased Assets “AS IS;” Certain Acknowledgements.

(a)       The Buyer agrees, warrants and represents that, except as otherwise provided in this Agreement or in any other Transaction Document (a) the Buyer is purchasing the Purchased Assets on an “AS IS” and “WITH ALL FAULTS” basis based solely on the Buyer’s own investigation of the Purchased Assets and (b) neither the Selling Entities nor any Seller’s Representative has made, and neither Buyer nor any Buyer Designee or any of their Affiliates or Representatives is relying on, any warranties, representations or guarantees, express, implied or statutory, written or oral, respecting the Purchased Assets, any part of the Purchased Assets, the financial performance of the Purchased Assets or the Business, or the physical condition of the Purchased Assets. The Buyer further acknowledges that the consideration for the Purchased Assets specified in this Agreement has been agreed upon by the Selling Entities and the Buyer after good-faith arms-length negotiation in light of the Buyer’s agreement to purchase the Purchased Assets “AS IS” and “WITH ALL FAULTS.” The Buyer agrees, warrants and represents that, except for the representations and warranties of the Selling Entities expressly contained in Article V, the Buyer has relied, and shall rely, solely upon its own investigation of all such matters, and that the Buyer assumes all risks with respect thereto. EXCEPT AS SET FORTH IN ARTICLE V OF THIS AGREEMENT, THE SELLING ENTITIES MAKE NO EXPRESS WARRANTY, NO WARRANTY OF MERCHANTABILITY, NO WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, AND NO IMPLIED OR STATUTORY WARRANTY WHATSOEVER WITH RESPECT TO ANY REAL OR PERSONAL PROPERTY OR ANY FIXTURES OR THE PURCHASED ASSETS.

(b)       The Buyer acknowledges and agrees that it (a) has had an opportunity to discuss the Business with the management of Seller and has been afforded the opportunity to ask questions of and receive answers from management of Seller, and (b) has had reasonable access to the books and records of the Selling Entities and the Acquired Subsidiaries, (c) has conducted its own independent investigation of the Selling Entities and the Acquired Subsidiaries, the Business, the Purchased Assets, the Assumed Liabilities and the transactions contemplated hereby. In connection with the investigation by the Buyer, the Buyer has received or may receive from the Selling Entities certain projections, forward-looking statements and other forecasts and certain business plan information. The Buyer acknowledges and agrees neither the Selling Entities nor any other Person will have or be subject to any Liability or indemnification obligation to the Buyer or any other Person resulting from the distribution to, or use by, the Buyer or any of its Affiliates or any Buyer’s Representative of any information provided to the Buyer or any of its Affiliates or any Buyer’s Representative by the Selling Entities or any Representative of the Seller, including any information, documents, projections, forward-looking statements, forecasts or business plans or any other material made available in any “data room,” any confidential information memoranda or any management presentations in expectation of or in connection with the transactions contemplated by this Agreement.

(c)       Except for the representations and warranties of the Selling Entities expressly contained in Article V, Buyer acknowledges that none of the Selling Entities nor any other Person on behalf of any Selling Entity makes, and neither Buyer nor any Buyer Designee or any of their Affiliates or Representatives is relying on, any express or implied representation or warranty with respect to the Selling Entities, the Acquired Subsidiaries, the Purchased Assets or the Business, or with respect to any information provided to the Buyer or any of its Affiliates or any Representative of the Buyer, and the Selling Entities hereby disclaim any other representations or warranties made by the Selling Entities or any other Person with respect to the execution and delivery of this Agreement, the Purchased Assets, the Business or the transactions contemplated hereby. The Buyer has not relied on any representation, warranty or other statement by any Person on behalf of the Selling Entities, other than the representations and warranties of the Selling Entities expressly contained in Article V. Buyer acknowledges and agrees that the representations and warranties set forth in Article V are made solely by the Selling Entities, and no Affiliate of the Selling Entities, Seller’s Representative or other Person shall have any responsibility or Liability related thereto.

Section 7.19      Collection of Accounts Receivable.

(a)       As of the Closing Date, each Selling Entity hereby (i) authorizes the Buyer or any Buyer Designee to open any and all mail addressed to any Selling Entity relating to the Business or the Purchased Assets and delivered to the offices of the Business or otherwise to Buyer or any Buyer Designee if received on or after the Closing Date and (ii) appoints the Buyer, any Buyer Designee or its attorney-in-fact to endorse, cash and deposit any monies, checks or negotiable instruments received by the Buyer of any Buyer Designee after the Closing Date with respect to Accounts Receivable that are Purchased Assets or accounts receivable relating to work performed by the Buyer after the Closing, as the case may be, made payable or endorsed to any Selling Entity or Selling Entity’s order, for the Buyer’s or any Buyer Designee’s own account.

(b)       As of the Closing Date, each Selling Entity agrees that any monies, checks or negotiable instruments received by any Selling Entity after the Closing Date with respect to Accounts Receivable that are Purchased Assets or accounts receivable relating to work performed by the Buyer after the Closing, as the case may be, shall be held in trust by such Selling Entity for the Buyer’s or any Buyer Designee’s benefits and accounts, and promptly upon receipt by a Selling Entity of any such payment, such Selling Entity shall pay over to the Buyer or its designee the amount of such payments without any right of set off or reimbursement. In addition, the Buyer agrees that, after the Closing, it will hold and will promptly transfer and deliver to the Seller, from time to time as and when received by the Buyer or its Affiliates, any cash, checks with appropriate endorsements, or other property that the Buyer or its Affiliates may receive on or after the Closing which properly belongs to the Selling Entities hereunder, including any Excluded Assets.

(c)       As of the Closing Date, the Buyer or any Buyer Designee shall have the sole authority to bill and collect Accounts Receivable that are Purchased Assets and accounts receivable relating to work performed by the Buyer after the Closing.

(d)       Notwithstanding anything to the contrary contained hereto, any Buyer Designees who acquire any Accounts Receivable that are Purchased Assets hereunder shall be express third party beneficiaries of this Section 7.19.

(e)       The terms and conditions of this Section 7.19 shall apply, mutatis mutandis, to any Credit Card Receivables that are Purchased Assets.

Section 7.20      Directors’ and Officers’ Indemnification. Following the Closing until the six (6) year anniversary thereof, Buyer shall cause the Acquired Subsidiaries not to amend, repeal or otherwise modify the Acquired Subsidiaries’ constitutive documents as in effect at the Closing, in any manner that would adversely affect the indemnification and exculpation rights thereunder of individuals who are or were directors or officers of the Acquired Subsidiaries with respect to periods prior to the Closing. Buyer shall not take any action to cancel or otherwise reduce coverage under any “tail” insurance policies purchased by the Acquired Subsidiaries prior to the Closing; provided that in no event shall Buyer or any of its Affiliates have any Liability for payment of any monies with respect to any such “tail” insurance policies.

Section 7.21      Cooperation with Financing and Title Insurance. In order to assist the Buyer with obtaining debt financing for the Business to be effective on or following the Closing and one or more policies and/or a commitment to issue one or more policies of real estate title insurance with respect to the Seller Properties, the Selling Entities shall, and shall cause the Acquired Subsidiaries to, use commercially reasonable efforts to provide (including prior to the Closing) such assistance and cooperation as the Buyer may reasonably request, including (i) cooperation in the preparation of documentation for a credit facility or credit facilities of the Buyer and/or the Buyer Designees that would be effective after the Closing (the “Post-Closing Credit Facility”), (ii) the preparation of any information memorandum or similar document (including furnishing necessary financial statements and/or assisting in preparing customary pro forma financial statements), (iii) making senior management of the Selling Entities reasonably available for customary presentations and meetings, (iv) cooperation with prospective lenders in performing their due diligence and/or with Buyer such that the syndication efforts for the financing benefit from the existing banking relationships of the Selling Entities, (v) entering into customary agreements and entering into pledge and security documents, facilitating the pledging of, granting a security interest in and obtaining perfection of any liens on, collateral in connection with the Post-Closing Credit Facility, cooperating with Buyer for the purpose of establishing collateral and borrowing capacity arrangements (including conducting, at Buyer’s sole cost and expense, appraisals and field exams and providing information reasonably requested with respect to preparation of borrowing base certificates, inventory, receivables, cash management and accounting systems, deposit accounts and related assets and procedures) as is customary in asset-based credit facilities or in existence under the Selling Entities’ existing asset based loan facility or consistent with the existing prepetition credit agreement or the DIP ABL Facility, (vi) providing as promptly as reasonably practicable (and in any event, no less than five (5) Business Days prior to the Closing) all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including (A) the USA Patriot Act and (B) a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230, in each case as reasonably requested by Buyer at least eight (8) Business Days prior to the Closing, only of and with respect to such officers, directors, or employees as Buyer, any Buyer Designee(s), or their Affiliates may duly appoint in such capacities of Buyer, such Buyer Designee(s), or such Affiliates and not in their personal capacity and not in the name of or on behalf of any Selling Entity or any of their Affiliates, (vii) other definitive financing documents or other requested certificates or documents, it being understood and agreed, however, that neither the availability of third party financing, whether under the Post-Closing Credit Facility or otherwise, or the issuance of title insurance is a condition precedent to the Buyer’s obligations hereunder and (viii) obtaining for delivery concurrently with the Closing customary lien releases, instruments or notices of termination in any relevant jurisdiction with respect to the Purchased Assets for any third party indebtedness for borrowed money (including the DIP Facilities) secured or guaranteed by such Purchased Assets, which may take the form of customary payoff letters. Notwithstanding anything in this Section 7.21 to the contrary, (a) no Selling Entity or Acquired Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to obtaining the financing or the real estate title insurance described in this Section 7.21 prior to the Closing, (b) no officer, director or employee of any Selling Entity or the Acquired Subsidiaries shall be required to execute any documents other than (A) customary authorization letters for marketing the debt financing (if any), and (B) borrowing base certificates, certificates referred to in clause (vi) above and corporate action subject to the occurrence of the Closing, reasonably requested by Buyer that are necessary or customary to permit the marketing of the debt financing or entry into the Post-Closing Credit Facility, and, in each case of clause (B), by such officers, directors, or employees as Buyer, any Buyer Designee(s), or their Affiliates may duly appoint in such capacities of Buyer, such Designee(s), or such Affiliates and not in their personal capacity and not in the name of or on behalf of any Selling Entity or any of their Affiliates, and (c) no Selling Entity nor the Acquired Subsidiaries shall be required to issue any information memoranda or to indemnify any Person in connection with any such financing. The Buyer shall reimburse the Selling Entities and the Acquired Subsidiaries for all reasonable and documented out of pocket costs, fees and expenses incurred in connection with such assistance and cooperation (other than for furnishing of financial statements it would have otherwise been required to prepare prior to the Closing in the ordinary course of business or otherwise) and shall indemnify and hold harmless the Selling Entities and the Acquired Subsidiaries and their Affiliates and Representatives for and against any claims, liabilities, losses, damages, costs, expenses (including reasonable and documented out-of-pocket legal fees and expenses), judgments, inquiries and fines actually suffered or incurred by them in connection with any Action involving them arising out of or relating to the arrangement of the Post-Closing Credit Facility, any action taken by them at the request of Buyer pursuant to this Section 7.21 and any information utilized in connection therewith; provided, however, the foregoing shall not apply to the extent that such liability is determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of Selling Entities and/or the Acquired Subsidiaries in connection with their compliance with this Section 7.21. Without limiting the foregoing, no Selling Entity nor the Acquired Subsidiaries shall be liable for any obligation incurred any connection with any such financing or title insurance and the Buyer shall indemnify and hold harmless the Selling Entities and the Acquired Subsidiaries therefrom; provided, however, the foregoing shall not apply to the extent that such liability is determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of Selling Entities and/or the Acquired Subsidiaries in connection with their compliance with this Section 7.21. Prior to the Closing, the proposed lenders in connection with the marketing of the Post-Closing Credit Facility shall be permitted to use the Selling Entities’ names and logos on the cover of any information memorandum used in connection with the Buyer’s obtaining the Post-Closing Credit Facility; provided that the Buyer and/or the Buyer Designees shall be identified as the borrowers or grantors under any such Post-Closing Credit Facility in the information memorandum and the Buyer shall indemnify the Selling Entities from any liability arising in connection therewith.

Section 7.22      Intellectual Property License. Effective as of the Closing, the Selling Entities hereby grant to Buyer and each of its Buyer Designees a nonexclusive, worldwide, perpetual, irrevocable, fully paid-up, royalty-free, fully sublicensable, fully transferable license, (i) under any and all Intellectual Property, including any Customer Data, owned by any of the Selling Entities immediately following the Closing and not transferred to Buyer or its Buyer Designees hereunder, and (ii) under any and all Intellectual Property, including any Customer Data, owned by any third party for which any of the Selling Entities have obtained a license or other right to use immediately following the Closing and rights to which are not transferred to Buyer or its Buyer Designees hereunder, solely to the extent permitted under the applicable agreement with any such third party relating to such license or right and subject to all terms thereof, in each case of clauses (i) and (ii), to conduct the Business and any natural extensions or evolutions thereof. The immediately preceding sentence shall apply to Divested Assets only to the extent of any rights retained by any Selling Entities following the Closing and only to the extent that the agreements relating to the sale of the Divested Asset by any Selling Entities permit. Following the Closing, other than the Divested Assets, the Selling Entities shall not use, disclose, license or grant any other right to use to any third party any Customer Data not transferred to Buyer hereunder for any purpose.

Section 7.23      Restructuring Transactions. At least ten (10) Business Days prior to Closing, Seller shall, and shall cause its Subsidiaries to, effect the transactions described in Schedule 7.23 (the “Restructuring Transactions”) and to effect all necessary administrative and legal requirements with respect thereto, including but not limited to, registering all newly formed Acquired Subsidiaries with the relevant Governmental Authority responsible for the collection of any tax; provided that Buyer shall pay, and shall be solely responsible for, any and all reasonably incurred and documented out-of-pocket costs and expenses and other Liabilities arising out of the Restructuring Transactions (the “Restructuring Liabilities”). Seller may amend, modify and deviate from the Restructuring Transactions only if Seller obtains Buyer’s prior written consent (email being sufficient) with respect to any such amendment, modification or deviation. In addition, prior to the Closing, the Seller shall distribute (or shall cause one or more of its Subsidiaries to distribute) or otherwise transfer, by way of dividend or otherwise, to one or more of the Selling Entities, Ascena Global Innovation Center, LLP (India) (or transfer all of Worldwide Retail Holdings B.V.’s ownership interest therein to one or more third parties), and Seller shall pay, and be solely responsible for, any and all costs, expenses and Liabilities related thereto.

Article VIII
CONDITIONS TO CLOSING

Section 8.1      Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the sale and purchase of the Purchased Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(a)     consummation of the transactions contemplated hereby would not violate any nonappealable Order, decree or judgment of the Bankruptcy Court or any other Governmental Authority having competent jurisdiction and there shall not be any Law or Order that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited;

(b)     all filing and waiting periods applicable (including any extensions thereof) to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated; and

(c)     (x) the Bankruptcy Court shall have entered a sale order which shall be substantially in the form attached as Exhibit G hereto (or in such other form and with such other terms as may otherwise be agreed to in writing, or on the record at any hearing before the Bankruptcy Court, by the Buyer and the Seller, the “Sale Order”), which Sale Order shall provide that confirmation of any plan of reorganization shall not occur before the date that is two hundred eleven (211) days from the Petition Date, and no Order staying, reversing, modifying or amending the Sale Order shall be in effect on the Closing Date and (y) each of the conditions to the release of the DIP Term Loan Liens and the DIP ABL Liens (except with respect to the DIP ABL Indemnity Account set forth in the Sale Order) shall have been satisfied (each such term in this clause (y) having the meaning set forth in the Final Order Under 11 U.S.C. §§ 105, 361, 362, 363, and 507, and Bankruptcy Rules 2002, 4001, and 9014 (I) Authorizing Debtors to Use Cash Collateral, (II) Authorizing the Debtors to Obtain Postpetition Financing, and (III) Granting Adequate Protection to the Prepetition Secured Parties [ECF No. 587]).

Section 8.2      Conditions to Obligations of the Buyer. The obligation of the Buyer to effect the purchase of the Purchased Assets and the assumption of the Assumed Liabilities and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

(a)     the Selling Entities shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by it on or prior to the Closing Date;

(b)     the representations and warranties of the Selling Entities set forth in Article V (disregarding for these purposes any exception in such representations and warranties relating to materiality or a Material Adverse Effect) shall be true and correct as of the date of this Agreement, and as of the Closing Date as though made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date in which case such representation or warranty shall have been true and correct as of such earlier date), except for such failures to be true and correct as would not reasonably be expected to have a Material Adverse Effect;

(c)     the Buyer shall have received a certificate from an officer of the Seller as such to the effect that, to such officer’s knowledge, the conditions set forth in Section 8.2(a) and (b) have been satisfied;

(d)     the Buyer shall have received the other items to be delivered to it pursuant to Section 4.2; and

(e)     since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

Any condition specified in this Section 8.2 may be waived in whole or in part by the Buyer; provided that no such waiver shall be effective against the Buyer unless it is set forth in a writing executed by the Buyer.

Section 8.3      Conditions to Obligations of the Selling Entities. The obligation of the Selling Entities to effect the sale of the Purchased Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

(a)     the Buyer shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by the Buyer on or prior to the Closing Date;

(b)     the representations and warranties of the Buyer set forth in Article VI (disregarding for these purposes any exception in such representations and warranties relating to materiality) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date in which case such representation or warranty shall have been true and correct as of such earlier date);

(c)     the Seller shall have received a certificate from an officer of the Buyer as such to the effect that, to such officer’s knowledge, the conditions set forth in Section 8.3(a) and (b) have been satisfied; and

(d)     the Seller shall have received the other items to be delivered to it pursuant to Section 4.3.

Any condition specified in this Section 8.3 may be waived in whole or in part by the Seller; provided that no such waiver shall be effective against the Seller unless it is set forth in a writing executed by the Seller.

Section 8.4      Frustration of Closing Conditions. None of the Selling Entities or Buyer may rely on or assert the failure of any condition set forth in this Article VIII to be satisfied if such failure was proximately caused by such Party’s failure to comply with this Agreement in all material respects.

Article IX
TERMINATION; WAIVER

Section 9.1      Termination. This Agreement may be terminated at any time prior to the Closing by:

(a)     mutual written consent of the Seller and the Buyer;

(b)     the Seller or the Buyer, if:

(i)      there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; or

(ii)     consummation of the transactions contemplated hereby would violate any nonappealable Order, decree or judgment of the Bankruptcy Court or any other Governmental Authority having competent jurisdiction;

provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have used its commercially reasonable efforts to challenge such Law, Order, decree or judgment;

(c)         the Seller if:

(i)      any of the representations and warranties of Buyer contained in Article VI shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on and as of such subsequent date), such that the condition set forth in Section 8.3(b) would not then be satisfied;

(ii)     Buyer shall have failed to perform or comply with any of the covenants or agreements contained in this Agreement to be performed and complied with by the Buyer such that the condition set forth in Section 8.3(a) would not then be satisfied;

provided, however, that, in the case of either Section 9.1(c)(i) or Section 9.1(c)(ii), if an inaccuracy in any of the representations and warranties of the Buyer or a failure to perform or comply with a covenant or agreement by the Buyer is curable by the Buyer within fifteen (15) Business Days after the date of written notice from the Seller to the Buyer of the occurrence of such inaccuracy or failure, then the Seller may not terminate this Agreement under this Section 9.1(c) on account of such inaccuracy or failure (x) prior to delivery of such written notice to the Buyer or during the fifteen (15) Business Day period commencing on the date of delivery of such notice or (y) following such fifteen (15) Business Day period, if such inaccuracy or failure shall have been fully cured during such fifteen (15) Business Day period; or

(iii)    all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied upon the Closing) have been satisfied or waived in writing and Buyer fails to complete the Closing within five (5) Business Days of the time required by Section 4.1;

(d)         the Buyer if:

(i)      any of the representations and warranties of the Selling Entities contained in Article V shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on and as of such subsequent date), such that the condition set forth in Section 8.2(b) would not then be satisfied; or

(ii)     any of the Selling Entities shall have failed to perform or comply with any of the covenants or agreements contained in this Agreement to be performed and complied with by the Selling Entities such that the condition set forth in Section 8.2(a) would not then be satisfied;

provided, however, that, in the case of either Section 9.1(d)(i) or Section 9.1(d)(ii), if an inaccuracy in any of the representations and warranties of the Selling Entities or a failure to perform or comply with a covenant or agreement by any of the Selling Entities is curable by it within fifteen (15) Business Days after the date of written notice from the Buyer to the Seller of the occurrence of such inaccuracy or failure, then the Buyer may not terminate this Agreement under this Section 9.1(d) on account of such inaccuracy or failure (x) prior to delivery of such written notice to the Seller or during the fifteen (15) Business Day period commencing on the date of delivery of such notice or (y) following such fifteen (15) Business Day period, if such inaccuracy or failure shall have been fully cured during such fifteen (15) Business Day period;

(e)     the Buyer, if (x) the Bankruptcy Court approves an Alternative Transaction with a Person (or group of Persons) other than the Buyer or an Affiliate of the Buyer or (y) the Seller seeks confirmation of a Plan that is not preceded by, or does not expressly contemplate the effectuation of, the transactions provided for in this Agreement;

(f)      the Buyer or the Seller, if the Bankruptcy Case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal nor conversion expressly contemplates the transactions provided for in this Agreement;

(g)     the Seller, if the board of directors (or similar governing body) of any Selling Entity determines in good faith, and having received the advice of outside counsel, that proceeding with the transactions contemplated by this Agreement or failing to terminate this Agreement would be inconsistent with its or such body’s fiduciary duties under applicable Law;

(h)     the Seller, if the Buyer has not deposited the Deposit in the Escrow Account on or before 5.00PM (Eastern Time) on November 27, 2020; or

(i)            the Buyer or Seller, if the Closing shall not have occurred by 5:00 p.m. (New York time) on January 29, 2021 (the “Termination Date”); provided (i) that the Seller shall not be entitled to terminate this Agreement pursuant to this Section 9.1(i) if, at the time of such termination, Buyer would then be entitled to terminate this Agreement pursuant to Section 9.1(d) (subject only to delivery of notice and the opportunity to cure, if curable, required by Section 9.1(d)), and (ii) that the Buyer shall not be entitled to terminate this Agreement pursuant to this Section 9.1(i) if, at the time of such termination, Seller would then be entitled to terminate this Agreement pursuant to Section 9.1(c) (subject only to delivery of notice and the opportunity to cure, if curable, required by Section 9.1(c)).

Section 9.2      Procedure and Effect of Termination.

(a)     In the event of termination of this Agreement by either Seller or Buyer pursuant to Section 9.1, written notice thereof shall forthwith be given by the terminating Party to the other Party and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties; provided, however, that (a) subject to Section 3.3, no Party shall be relieved of or released from any Liability arising from any intentional breach by such Party of any provision of this Agreement and (b) this Section 9.2, Section 7.2(e), Section 7.3 and Section 7.10, Article X and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

(b)     Subject in all cases to Section 10.12, in the event of any breach by any Selling Entity of this Agreement prior to the Closing, the sole and exclusive remedy of Buyer shall be to terminate this Agreement in accordance with Section 9.1 and, if applicable, to receive the Buyer Expense Reimbursement and/or Termination Fee in accordance with Section 7.3 or Section 7.10, as applicable.

Section 9.3      Extension; Waiver. At any time prior to the Closing, the Selling Entities, on the one hand, or the Buyer, on the other hand, may, to the extent permitted by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the Buyer (in the case of an agreed extension by the Selling Entities) or the Selling Entities (in the case of an agreed extension by the Buyer), (b) waive any inaccuracies in the representations and warranties of the Buyer (in the case of a wavier by the Selling Entities) or the Selling Entities (in the case of a waiver by the Buyer) contained herein or in any document delivered pursuant hereto, (c) waive compliance with any of the agreements of the Buyer (in the case of a wavier by the Selling Entities) or the Selling Entities (in the case of a waiver by the Buyer) contained herein, or (d) waive any condition to its obligations hereunder. Any agreement on the part of the Selling Entities, on the one hand, or the Buyer, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the Selling Entities or the Buyer, as applicable. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

Article X
MISCELLANEOUS PROVISIONS

Section 10.1      Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written instrument signed on behalf of each of the Selling Entities and the Buyer.

Section 10.2      Survival. None of the representations and warranties of the Parties in this Agreement, in any instrument delivered pursuant to this Agreement, or in the Schedules or Exhibits attached hereto shall survive the Closing, and no Party hereto shall, or shall be entitled to, make any claim or initiate any action against any other Party with respect to any such representation or warranty from or after the Closing. None of the covenants or agreements of the Parties in this Agreement shall survive the Closing, and no Party hereto shall, or shall be entitled to, make any claim or initiate any action against any other Party with respect to any such covenant or agreement from or after the Closing, other than (a) the covenants and agreements of the Parties contained in this Article X and in Article II, Article III, Article IV and Article VII and (b) such other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, which shall survive the consummation of the transaction contemplated by this Agreement until fully performed. From and after the Closing and except to the extent provided for in this Agreement, Buyer hereby waives all rights and claims Buyer may have against any Selling Entity arising under Environmental Laws, including those arising under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, relating to the Business, the Purchased Assets, this Agreement or the transactions contemplated hereby.

Section 10.3      Notices. All notices or other communications required or permitted under, or otherwise made in connection with, this Agreement shall be in writing and shall be deemed to have been duly given or made (a) when delivered in person, (b) when transmitted by electronic mail if on a Business Day and prior to 5:00PM local time of the recipient on such Business Day, otherwise the next succeeding Business Day, (c) upon receipt after dispatch by registered or certified mail, postage prepaid, or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

(a)            If to any Selling Entity or the Selling Entities, to:

Gary Muto, CEO

Ascena Retail Group, Inc.

7 Times Square

New York, NY 10036

Email: gary.muto@ascenaretail.com

Dan Lamadrid, CFO

Ascena Retail Group, Inc.

933 MacArthur Boulevard

Mahwah, NJ 07430

Email: dan.lamadrid@ascenaretail.com

with a mandated copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention:	Steve Toth
Mariska S. Richards
John R. Luze

Email:	steve.toth@kirkland.com
mariska.richards@kirkland.com
john.luze@kirkland.com

and to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Steven N. Serajeddini
Email:	steven.serajeddini@kirkland.com

(b)            If to the Buyer, to:

Premium Apparel LLC

c/o Sycamore Partners

9 West 57th Street, 31st Floor

New York, NY 10019

Attention:	Peter Morrow
Email:	pmorrow@sycamorepartners.com

with a mandated copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Brian Wolfe
Darren Schweiger

Email:	brian.wolfe@davispolk.com
darren.schweiger@davispolk.com

and to:

The Law Offices of Gary M. Holihan, P.C.

2345 Larkdale Drive

Glenview, IL 60025

Attention:	Gary M. Holihan

Email:	gary.holihan@gmail.com

Section 10.4      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any such assignment shall be null and void; provided that the rights of the Buyer under this Agreement may be assigned by the Buyer, without the prior written consent of any Selling Entity, to one or more Buyer Designees, so long as the Buyer shall continue to remain obligated in full for its obligations set forth in this Agreement notwithstanding any such assignment. No assignment by any Party (including an assignment by Buyer to any Buyer Designee) shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement and all of the provisions hereof shall be binding upon Buyer and, subject to the entry and terms of the Sale Order, the Selling Entities, and shall inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, including, in the case of Selling Entities, the trustee in the Bankruptcy Case.

Section 10.5      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.6      Governing Law

. Except to the extent the mandatory provisions of the Bankruptcy Code apply, this Agreement, and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware.

Section 10.7      Acknowledgement and Release.

(a)       The Buyer acknowledges that the Selling Entities are the sole Persons bound by, or liable with respect to, the obligations and Liabilities of the Selling Entities under this Agreement and the other Transaction Documents, and that no Affiliate of any Selling Entity or any of their respective subsidiaries or any current or former officer, director, stockholder, agent, attorney, employee, representative, advisor or consultant of any Selling Entity or any such other Person shall be bound by, or liable with respect to, any aspect of this Agreement and the other Transaction Documents.

(b)       The Seller acknowledges that the Buyer and any Buyer Designee are the sole Persons bound by, or liable with respect to, the obligations and Liabilities of the Buyer and any such Buyer Designee under this Agreement and the other Transaction Documents, and that no Affiliate of the Buyer or any current or former officer, director, stockholder, agent, attorney, employee, representative, advisor or consultant of the Buyer shall be bound by, or liable with respect to, any aspect of this Agreement and the other Transaction Documents.

Section 10.8      SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

(a)       Any action, claim, suit or Legal Proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the Bankruptcy Court (or any court exercising appellate jurisdiction over the Bankruptcy Court). Each Party hereby irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court (or any court exercising appellate jurisdiction over the Bankruptcy Court) in respect of any action, claim, suit or Legal Proceeding arising out of, based upon or relating to this Agreement or any of the rights and obligations arising hereunder, and agrees that it will not bring any action arising out of, based upon or related thereto in any other court; provided, however, that, if the Bankruptcy Case is dismissed, any action, claim, suit or Legal Proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be heard and determined solely in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any direct appellate court therefrom). Each Party hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any such action, claim, suit or Legal Proceeding, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 10.3, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or Legal Proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or Legal Proceeding is improper or (iii) this Agreement or any other agreement or instrument contemplated hereby or entered into in connection herewith, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any action, claim, suit or Legal Proceeding arising out of, based upon or relating to this Agreement or any of the rights and obligations arising hereunder or thereunder, shall be properly served or delivered if delivered in the manner contemplated by Section 10.3.

(b)            EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION, CLAIM, SUIT OR LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

Section 10.9      Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and which shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by .PDF, facsimile, other electronic transmission, or otherwise) to the other Parties.

Section 10.10      Incorporation of Schedules and Exhibits. All Schedules and all Exhibits attached hereto and referred to herein are hereby incorporated herein by reference and made a part of this Agreement for all purposes as if fully set forth herein.

Section 10.11      Entire Agreement. This Agreement (including all Schedules and all Exhibits) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties with respect thereto.

Section 10.12      Remedies. Subject to Section 3.3 and the last sentence of this Section 10.12, the Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached and that monetary damages may not be an adequate remedy for any breach or threatened breach of any of the provisions of this Agreement. Subject to Section 3.3 and the last sentence of this Section 10.12, it is accordingly agreed that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, and any such injunction, specific performance, or other relief shall be in addition to any other remedy to which any Party is entitled, at law or in equity, and (b) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Buyer would have entered into this Agreement. Subject to Section 3.3 and the last sentence of this Section 10.12, the Parties acknowledge and agree that any Party pursuing an injunction or injunctions or other Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.12 will not be required to provide any bond or other security in connection with any such Order. Subject to Section 3.3 and the last sentence of this Section 10.12, the remedies available to the Parties pursuant to this Section 10.12 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit any Party from seeking to collect or collecting damages. Notwithstanding anything to the contrary contained in this Section 10.12 or elsewhere in this Agreement, each of the Selling Entities acknowledges and agrees that the recovery of the Deposit from the Escrow Account in accordance with the terms of the Escrow Agreement will be the Selling Entities’ sole and exclusive remedy for any and all damages that any of them may suffer as a result of any Buyer Default Termination or any other failure by Buyer to consummate the transactions contemplated hereby, and in connection with the occurrence of any such event, the Selling Entities will not be entitled to specific performance of the transactions contemplated hereby.

Section 10.13      Seller Disclosure Schedule. It is expressly understood and agreed that (a) the disclosure of any fact or item in any section of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other Section or subsection of this Agreement or the Seller Disclosure Schedule, (b) the disclosure of any matter or item in the Seller Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein, and (c) the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. The information contained in this Agreement, in the Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third party of any matter whatsoever, including any breach or violation of, or default in, Law or any provision of any Contract.

Section 10.14      Mutual Drafting; Headings; Information Made Available. The Parties participated jointly in the negotiation and drafting of this Agreement and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. If an ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The descriptive headings and table of contents contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. To the extent this Agreement refers to information or documents to be made available (or delivered or provided) to Buyer or its Representatives, the Selling Entities shall be deemed to have satisfied such obligation if the Seller or any of its Representatives has made such information or document available (or delivered or provided such information or document) to Buyer or any of its Representatives, whether in an electronic data room, via electronic mail, in hard copy format or otherwise.

Section 10.15      No Third Party Beneficiaries. Except as expressly provided in Section 7.2(f), Section 7.20 and Section 10.7, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 10.16      Bulk Sales Law.

The Buyer hereby waives compliance by the Selling Entities with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to the Buyer. The Parties intend that pursuant to Section 363(f) of the Bankruptcy Code, the transfer of the Purchased Assets and the Equity Interests shall be free and clear of any security interests in the Purchased Assets, including any liens or claims arising out of the bulk transfer laws, and the parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order.

* * * * *

IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be executed as of the date first written above.

SELLERS:

ASCENA RETAIL GROUP, INC.

By:	/s/ Carrie Teffner
Name: Carrie Teffner
Title: Authorized Signatory

on behalf of Seller and the Subsidiaries set forth below:

Ascena Retail Group, Inc.	Crosstown Traders, Inc.
933 Inspiration LLC	CS Holdco II Inc.
ANN Card Services, Inc.	CSGC, Inc.
ANN, Inc.	CSI Industries, Inc.
AnnCo, Inc.	CSPE, LLC
AnnTaylor Distribution Services, Inc.	DBI Holdings, Inc.
AnnTaylor of Puerto Rico, Inc.	DBCM Holdings, LLC
AnnTaylor Retail, Inc.	DBX, Inc.
AnnTaylor, Inc.	Duluth Real Estate LLC
Ascena Retail Holdings, Inc.	Etna Retail DC, LLC
Ascena Trade Services, LLC	Fashion Apparel Sourcing LLC
ASNA Plus Fashion, Inc.	Fashion Service Fulfillment Corporation
ASNA Value Fashion LLC	Fashion Service LLC
BackingBrands Buying Agent, LLC	GC Fulfillment, LLC
BackingBrands Solutions, LLC	Lane Bryant #6243, Inc.
C.S.F. Corp.	Lane Bryant of Pennsylvania, Inc.
Catalog Receivables LLC	Lane Bryant Outlet 4106, Inc.
Catalog Seller LLC	Lane Bryant Purchasing Corp.
Catherines #5124, Inc.	Lane Bryant, Inc.
Catherines #5147, Inc.	PSTM, Inc.
Catherines Stores Corporation	Sponsi, Inc.
Catherines, Inc.	Spirit of America, Inc.
CCTM, Inc.	Too GC, LLC
Charming Sales Co. Four, Inc.	Tween Brands Agency, Inc.
Charming Sales Co. One, Inc.	Tween Brands Direct Services Inc.
Charming Sales Co. Three, Inc.	Tween Brands Investment, LLC
Charming Sales Co. Two, Inc.	Tween Brands Marketing, Inc.
Charming Shoppes of Delaware, Inc.	Tween Brands Service Co.
Charming Shoppes Receivables Corp.	Tween Brands, Inc.
Charming Shoppes Seller, Inc.	Winks Lane, Inc.
Charming Shoppes Street, Inc.	Worldwide Retail Holdings, Inc.
Charming Shoppes, Inc.
Chestnut Acquisition Sub Inc.

[Signature Page to Asset Purchase Agreement]

BUYER:

PREMIUM APPAREL LLC

By:	/s/ Stefan Kaluzny
Name: Stefan Kaluzny
Title: President

[Signature Page to Asset Purchase Agreement]